As filed with the Securities and Exchange Commission on October 28, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

to
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

ALST CASINO HOLDCO, LLC
(Exact name of registrant as specified in its charter)

Delaware	45-2487922
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2711 Centerville Road
Suite 400
Wilmington, DE	19808
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (302) 636-5401

Copies of correspondence to:

Soohyung Kim ALST Casino Holdco, LLC 2711 Centerville Road, Suite 400 Wilmington, DE 19808	Gregory A. Ezring, Esq. Tracey A. Zaccone, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064

Securities to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on which
Title of each class to be so registered	each class is to be registered
Not Applicable	Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:
Common Units
(Title of Class)
          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller Reporting Company ☐
(Do not check if a smaller reporting company)

i

EXPLANATORY NOTE
          This Amendment No. 1 (“Amendment No. 1”) to our registration statement on Form 10 (“Registration Statement”) is being filed by ALST Casino Holdco, LLC (the “Company,” “we,” “us,” or “our”) in order to register membership interests of the Company (“Common Units”) voluntarily pursuant to Section 12(g) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company is not required to file this Registration Statement pursuant to the Securities Act of 1933, as amended (the “Securities Act”).
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
          This Amendment No. 1 contains forward-looking statements. Such statements contain words such as “believes,” “estimates,” “expects,” “intends,” “may,” “will,” “should” or “anticipates” or the negative or other variation of these or similar words, or by discussions of strategy or risks and uncertainties. Forward-looking statements in this report include, among other things, statements concerning: projections of future results of operations or financial condition; expectations regarding our operations; expectations of the continued availability of capital resources; and expectations regarding the restructuring efforts of Aliante Gaming, LLC, which is referred to in this Registration Statement as the “Predecessor” or “Aliante Gaming”. Any forward-looking statement necessarily is based upon a number of estimates and assumptions that, while considered reasonable by us, is inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our or Aliante Gaming’s control, and are subject to change. Actual results of operations may vary materially from any forward-looking statement made herein. Forward-looking statements should not be regarded as a representation by us, Aliante Gaming or any other person that the forward-looking statements will be achieved. Undue reliance should not be placed on any forward-looking statements. Some of the contingencies and uncertainties to which any forward-looking statement contained herein is subject include, but are not limited to, the following:
•	Although the Plan (as defined herein) has been confirmed, it will not be fully implemented until the Effective Date (as defined herein). The timing of consummation of the Plan is uncertain. The continuing bankruptcy proceedings and consummation of the Plan may adversely affect Aliante Gaming’s, and consequently our, business, including their and our relationships with customers and suppliers.

•	The recession, and in particular the economic downturn in Nevada, has adversely affected Aliante Gaming’s business. We expect that Aliante Gaming’s, and consequently our, business will continue to be adversely affected by the economic downturn.

•	We will have substantial debt outstanding following the Effective Date. Our debt service requirements may adversely affect our operations and ability to compete.

•	We will require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors that are beyond our control.

•	We may experience a loss of market share due to intense competition.

•	We face extensive regulation from gaming and other government authorities.

•	Changes to applicable gaming and tax laws could have a material adverse effect on our financial condition.

•	For additional contingencies and uncertainties, see “Item 1A. Risk Factors.”
ITEM 1. BUSINESS.
Overview
          We are a Delaware limited liability company that was formed on May 11, 2011 to acquire substantially all of the equity interests of Aliante Gaming pursuant to its joint plan of reorganization under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). Aliante Gaming’s bankruptcy case is being jointly administered under the lead case In re: Station Casinos, Inc., et. al., Case No. BK-N-09-52477-GWZ in the United States Bankruptcy Court for the District of Nevada, Northern Division (the “Bankruptcy Court”).
          To date, we have conducted no business and have no material assets or liabilities. We expect the reorganization of Aliante Gaming to be completed sometime during the fourth quarter of 2011, after which time, we will directly own all of the equity interests of Aliante Gaming in consideration for the issuance of (i) all of our membership interests (“Common Units”) to the lenders holding claims prior to Aliante Gaming’s reorganization arising from indebtedness owed under that certain credit agreement dated as of October 5, 2007 among Aliante Gaming, as borrower, and the lenders thereto, and (ii) a guarantee of a new senior secured credit facility (the “Senior Secured Credit Facility”) of Aliante Gaming. See “Item 1. Business—Chapter 11 Reorganization” for a further description of the reorganization of Aliante Gaming.
          The Company has its principal executive offices at 2711 Centerville Road, Suite 400, Wilmington, DE 19808. The telephone number for our executive offices is (302) 636-5401. Aliante Gaming’s internet address is www.aliantecasinohotel.com and we expect to maintain the website after the Effective Date.
Available Information
          Following the effectiveness of this Registration Statement, we will be required to file annual, quarterly and other current reports and information with the Securities and Exchange Commission (“SEC”). You may read and copy any materials filed by the Company with the SEC at its Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings will also be available to the public from commercial document retrieval services and at the world wide web site maintained by the SEC at http://www.sec.gov.
Chapter 11 Reorganization
          Aliante Gaming, LLC is a Nevada limited liability company formed in 2005 which owns and operates Aliante Station Casino + Hotel located in North Las Vegas, Nevada (the “Casino”), a full-service casino and hotel offering high quality accommodations, gaming, dining, entertainment, retail and other resort amenities. The Casino commenced operations on November 11, 2008. Aliante Gaming is a wholly-owned subsidiary of Aliante Holding, LLC (“Aliante Holding”) which is a 50/50 joint venture partnership between Aliante Station, LLC (“Aliante Station”), a wholly-owned subsidiary of Station Casinos, Inc. (“Old Station”) and G.C. Aliante, LLC (“GC Aliante”), an affiliate of the Greenspun Corporation. Prior to June 17, 2011, Aliante Station was the managing member of Aliante Gaming.
          As a result of recent macroeconomic conditions, including the ongoing downturn in the Las Vegas area and a continuation of low consumer confidence levels, Aliante Gaming experienced lower than expected operating results. Aliante Gaming failed to (i) remain in compliance with certain financial maintenance covenants set forth in its $430.0 million credit facility (the “Existing Facility”) and (ii) make any scheduled principal or interest payments under the Existing Facility since April 2009. On April 12, 2011 (the “Petition Date”), Aliante Gaming, together with Aliante Holding and Aliante Station, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code (the “Chapter 11 Case”), in the Bankruptcy Court to preserve their assets and the value of their estates. The Chapter 11 Case is jointly administered with certain subsidiaries of Old Station and Green Valley Ranch Gaming, LLC under the lead case In re Station Casinos, Inc., et. al. originally filed on July 28, 2009 (Jointly Administered Case No. 09-52477) (the “Station Cases”). Old Station emerged from Chapter 11 on June 17, 2011 as Station Casinos LLC (“New Station,” and collectively with Old Station, “Station”). In connection with Old Station’s emergence from bankruptcy, New Station and the Company entered into a Transition Service Agreement (the “TSA”) on June 17, 2011, whereby New Station would provide the management services previously provided by Aliante Station for an initial period of six month with two options to extend for an additional three months. The Company or New Station may terminate the TSA at any time on ten days notice.
          On May 20, 2011, Aliante Gaming, Aliante Holding, Aliante Station and certain other affiliates of Old Station filed with the Bankruptcy Court an amended joint plan of reorganization resulting from negotiations with its lenders (the “Lenders”) under Aliante Gaming’s Existing Facility and its International Swaps and Derivatives Association master agreement (the “Swap Agreement”). On May 25, 2011 (the “Confirmation Date”), the Bankruptcy Court issued an Order Confirming Debtors’ First Amended Joint Plan of Reorganization (the “Order”), confirming the amended joint plan of reorganization, as modified by the Findings of Fact and Conclusions of Law in Support of Order Confirming Debtors’ First Amended Joint Plan of Reorganization (the “Findings of Fact”) entered contemporaneously with the Order (the amended joint plan of reorganization as modified by the Findings of Fact, the “Plan”). The Plan will become effective following the satisfaction or waiver of certain conditions set forth in the Plan (the “Effective Date”), which are described below. Under the Plan, upon the Effective Date, Aliante Gaming and the Lenders agree to enter into a series of restructuring transactions pursuant to which the Lenders would receive new equity and new debt of Aliante Gaming, as reorganized as of the Effective Date pursuant to the Plan.
          Upon the Effective Date, (i) 100% of the equity interests in Aliante Gaming currently held by Aliante Holding will be cancelled and cease to be outstanding, (ii) each Lender shall receive, on account, and in full satisfaction, of its claims against Aliante Gaming arising under the Existing Facility and the Swap Agreement, its pro rata share of (a) 100% of the equity interests in Aliante Gaming (the “New Aliante Equity”), which will be contributed to the Company in exchange for all of our issued and outstanding Common Units on the Effective Date and (b) 100% of $45.0 million in aggregate principal amount of senior secured term loans of Aliante Gaming (the “Senior Secured Loans”) under the Senior Secured Credit Facility and (iii) the Existing Facility and the Swap Agreement will be terminated (clauses (i), (ii) and (iii) referred to herein as the “Restructuring Transactions”) and (iv) each creditor holding an unsecured claim will be paid in full. It is expected that on the Effective Date, the Company will enter into a management contract with an affiliate of New Station to manage the operations of Aliante Gaming (the “Management Agreement”). Upon the Effective Date, Aliante Gaming will no longer be a wholly-owned subsidiary of Aliante Holding.
          Following the Restructuring Transactions, we will hold all of the outstanding equity interests in Aliante Gaming making Aliante Gaming a wholly-owned subsidiary of the Company. The Lenders will be issued Common Units in exchange for their contribution of New Aliante Equity to the Company. At the time of issuance, the Lenders will enter into an amended and restated limited liability company agreement (the “Operating Agreement”) which will govern our management and operations, as well as dispositions of our Common Units. See “Item 11. Description of Registrant’s Securities to be Registered.”) The Lenders who will be holders of greater than 10% of our Common Units following the Restructuring Transactions will be required to be registered and found suitable under applicable gaming law. We anticipate that following the Restructuring Transactions there will be three registered holders of our Common Units.
          Pursuant to the Restructuring Transactions, on the Effective Date, our organizational structure will be as follows:
          Although the Plan was confirmed by the Bankruptcy Court, consummation of the Plan is subject to the satisfaction of certain conditions precedent, including, amongst other things, (i) the Bankruptcy Court shall have authorized the assumption and rejection of certain contracts of Aliante Gaming, (ii) all documents necessary to implement the Restructuring Transactions contemplated by the Plan, including but not limited to the Operating Agreement to be entered into upon emergence from bankruptcy and the Senior Secured Credit Facility, shall be in form and substance reasonably acceptable to Aliante Gaming, (iii) all actions necessary to implement the Plan shall have been effected, including authorizing the issuance of the Common Units and electing managers to the Board of Managers, and (iv) all material consents, actions, documents, certificates and agreements necessary to implement the Plan, including necessary regulatory approvals, including but not limited to necessary approvals of the Gaming Authorities (as defined herein), will have been obtained, effected, executed and delivered to the required parties (the date upon which the actions described in clauses (i) through (iv) are completed is referred to herein as the “Effective Date”). Applications of the Company, as well as certain equity holders of the Company and their principals, have been filed with the gaming authorities in Nevada. In addition, the individuals proposed as officers and managers of the Company that are required to be licensed have submitted applications for such licenses.
           The Company currently expects that the Effective Date will occur in the fourth quarter of 2011, although the Company cannot assure you that the conditions to consummate the Plan will be satisfied by that date, or at all, or that Aliante Gaming will be successful in implementing the Restructuring Transactions in the form contemplated by the Plan, or at all. In the event that the Effective Date does not occur, then the Plan shall be null and void in all respects with respect to Aliante Gaming. Until, on and after the Effective Date, Aliante Gaming shall continue to be managed and operated consistently with the practices in place as of the commencement of the Chapter 11 Case.
Narrative Description of Business of Aliante Gaming
          Aliante Gaming’s business focuses on attracting and fostering repeat business from local gaming patrons at its casino, hotel and entertainment facility. Local patrons are typically sophisticated gaming customers who seek a convenient location, the latest gaming products and a pleasant atmosphere.

          The Casino opened in November 2008 and is a full-service casino and hotel offering high quality accommodations, gaming, dining, entertainment, retail and other resort amenities. The Casino is considered to be one of the premier locals-oriented casinos in the North Las Vegas, Nevada market today. The Casino is located in the Aliante master-planned community (the “Aliante Community”) and is situated on approximately 40 acres within the 1,905-acre Aliante Community. The Casino is located adjacent to a 18-hole championship course (not part of Aliante Gaming) and has convenient access to major freeways connecting it to points throughout Las Vegas.
          The Casino features a full-service Scottsdale-modern, desert-inspired casino and resort with approximately 82,000 square feet of gaming space, 202 hotel rooms including suites, 2,013 slot machines, 44 gaming tables, including a 24-hour, eight-table, smoke-free poker room, and a 200-seat bingo room. The ultra-modern 170-seat race and sports book rivals any in Las Vegas and also includes a sports bar and viewing patio. Non-gaming amenities include a 16-screen movie theater complex, a 650-seat showroom, an entertainment lounge and a resort style pool with cabanas.
          The Casino can accommodate both large groups and intimate gatherings in its 14,000-square foot of event and banquet space divided among four ballrooms and six meeting and conference rooms. The Casino’s five full-service restaurants include MRKT Sea & Land, Il Vino Cucina & Wine Bar, The Original Pancake House, TGI Friday’s and Feast Buffet, a live action buffet featuring Mexican, Italian, barbeque, American and Chinese cuisine. The Casino also offers a variety of fast-food outlets to enhance the customers’ dining selection.
Operating Strategy
          The Casino caters primarily to North Las Vegas residents. Its operating strategy emphasizes attracting and retaining customers from the local and repeat visitor markets and we intend to keep this operating strategy following the Effective Date. Aliante Gaming attracts customers through:
•	innovative, frequent and high-profile promotional programs directed towards the local market;

•	focused marketing efforts and a convenient location;

•	aggressive marketing to the repeat visitor market; and

•	the development of strong relationships with specifically targeted travel wholesalers in addition to convention business.
          Although perceived value will initially attract a customer to the Casino, actual value generates customer satisfaction and loyalty. Aliante Gaming believes that actual value becomes apparent during the customer’s visit through an enjoyable, affordable and high-quality entertainment experience. North Las Vegas, which has been one of the fastest-growing cities in the United States, has been characterized by a historically strong economy and demographics, which include an increasing number of retirees and other active gaming customers; however, the city continues to be adversely affected by the national economic downturn. The current recession has had an adverse impact on the growth and economy of North Las Vegas, resulting in significant declines in the local housing market and rising unemployment which has negatively affected consumer spending and customer visits to the Casino.
Provide a High-Value Experience
          Because Aliante Gaming targets the repeat customer, Aliante Gaming is committed to providing a high-value entertainment experience for its customers in the restaurants, hotel, casino and other entertainment amenities, which include movie theaters and a resort-like pool facility. In addition, Aliante Gaming believes the value offered by its restaurants is a major factor in attracting local gaming customers, as dining is a primary motivation for casino visits by many locals. Through its restaurants, each of which has a distinct style of cuisine, the Casino offers generous portions of high-quality food at reasonable prices. In addition, Aliante Gaming’s operating strategy focuses on slot and video poker machine play. Aliante Gaming’s target market consists of frequent gaming patrons who seek a friendly atmosphere and convenience. Because locals and repeat visitors demand variety and quality in their slot and video poker machine play, the Casino offers the latest in slot and video poker technology.

          As part of Aliante Gaming’s commitment to providing a quality entertainment experience for its patrons, Aliante Gaming is dedicated to ensuring a high level of customer satisfaction and loyalty by providing attentive customer service in a friendly, casual atmosphere. Aliante Gaming recognizes that consistent quality and a comfortable atmosphere stem from the collective care and friendliness of each employee. Toward this end, Aliante Gaming takes a hands-on approach through active and direct involvement with employees at all levels.
Marketing and Promotion
          Pursuant to the terms of the Management Agreement, Aliante Gaming will continue to participate in marketing and promotion activities utilized by Station. Station employs an innovative marketing strategy that utilizes frequent high-profile promotional programs in order to attract customers and establish a high level of name recognition. In addition to aggressive marketing through television, radio and newspaper advertising, Station has created and sponsored promotions that have become a tradition in the locals’ market.
          In 1999, Station introduced a unified Boarding Pass player rewards program at its properties. The Boarding Pass program allows guests to earn points based on their level of gaming activity. Members of the Boarding Pass and the Amigo Club can redeem points at any of Station’s properties for free slot play, meals in any of the restaurants, hotel rooms, movie passes, entertainment tickets or merchandise from our gift shops.
          Aliante Gaming is heavily focused on using cutting-edge technology to drive customer traffic with products such as Station’s Jumbo Brand products, which include “Jumbo Pennies,” “Jumbo Bingo,” “Jumbo Keno” and “Jumbo Hold’Em.” Other Station’s products include “Xtra Play Cash” and “Sports Connection,” among others. We believe that these products which Aliante Gaming will continue to use in its operations create sustainable competitive advantages and distinguish us from our competition.
Financial Information
          The primary source of Aliante Gaming’s revenue and income is from its casino operations, although Aliante Gaming views the hotel rooms, restaurants, bars, entertainment and services on the premises to be important adjuncts to its casino operations. The following table sets forth the contribution to total net revenues on a dollar and percentage basis of Aliante Gaming’s major revenue sources for the six months ended June 30, 2011 and for the years ended December 31, 2010, 2009 and 2008.

	Six Months Ended		Years Ended December 31,
	June 30, 2011		2010		2009		2008
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
			(in thousands, except percentages)
Revenues:
Casino	$25,821	75.2%	$49,378	75.6%	$52,709	75.9%	$11,237	77.8%
Food and beverage	6,605	19.2%	12,609	19.3%	13,388	19.3%	2,752	19.0%
Room	3,046	8.9%	5,575	8.5%	5,597	8.1%	650	4.5%
Other	1,603	4.7%	3,241	5.0%	3,684	5.3%	886	6.1%

Gross revenues	37,075	107.9%	70,803	108.5%	75,378	108.5%	15,525	107.4%
Promotional allowances	(2,730)	(7.9)%	(5,517)	(8.5)%	(5,924)	(8.5)%	(1,075)	(7.4)%

Net revenues	$34,345	100.0%	$65,286	100.0%	$69,454	100.0%	$14,450	100.0%

          Please refer to “Item 2. Financial Information” for additional financial information about revenues, operating results and total assets and liabilities and to “Item 15. Financial Statements and Exhibits—Aliante Gaming, LLC Financial Statement” included in this Registration Statement.

Competition
          Aliante Gaming faces competition from all other casinos and hotels in the Las Vegas area and more specifically in North Las Vegas. In addition, the Casino faces competition from all smaller nonrestricted gaming locations and restricted gaming locations (locations with 15 or fewer slot machines) in the North Las Vegas area. The Casino competes with other hotel/casinos and restricted gaming locations by focusing on repeat customers and attracting these customers through innovative marketing programs. Aliante Gaming’s value-oriented, high-quality approach is designed to generate repeat business. The Casino is strategically located and designed to permit convenient access and ample parking, which are critical factors in attracting local visitors and repeat patrons. Currently, there are 12 nonrestricted gaming locations in North Las Vegas.
          Aliante Gaming also competes for local gaming customers with other locals-oriented casino-hotels in Las Vegas, including Station. These properties compete on the basis of the desirability of location and gaming product, personalized service, casino promotions, comfort and value of restaurants and hotel rooms and the variety and value of entertainment offerings. The construction of new casinos or the expansion of existing casinos near the Casino could have a negative impact on Aliante Gaming’s casino operations.
          Aliante Gaming also faces competition from 175 nonrestricted gaming locations in the Clark County area. Some of these competitors have completed construction or expansions and other existing competitors have projects under construction. Although Aliante Gaming has competed strongly in these marketplaces, there can be no assurance that additional capacity will not have a negative impact on its business.
          In 1997, the Nevada legislature enacted Senate Bill 208. This legislation identified certain gaming enterprise districts wherein casino gaming development would be permitted throughout the Las Vegas valley and established more restrictive criteria for the establishment of new gaming enterprise districts. Growth in gaming supply in the Las Vegas locals’ market has been, and will continue to be, limited by the provisions of Senate Bill 208.
          To a lesser extent, Aliante Gaming competes with gaming operations in other parts of the state of Nevada, such as Mesquite, Reno, Laughlin and Lake Tahoe, and other gaming markets throughout the United States and in other parts of the world; with state sponsored lotteries; on-and-off-track wagering on horse and other races; card rooms; online gaming and other forms of legalized gambling. The gaming industry also includes land-based casinos, dockside casinos, riverboat casinos, racetracks with slots and casinos located on Native American land. There is intense competition among companies in the gaming industry, some of which have significantly greater resources than we will. Several states are currently considering legalizing casino gaming in designated areas. Legalized casino gaming in such states and on Native American land will result in strong competition and could adversely affect our operations, particularly to the extent that such gaming is conducted in areas close to Aliante Gaming’s operations.
          Native American gaming in California, as it currently exists, has had little, if any impact on Aliante Gaming’s operations to date, although there are no assurances as to future impact. In total, the State of California has signed and ratified Tribal-State Compacts with 67 Native American tribes. Currently there are 58 Native American casinos in operation in the State of California. These Native American tribes are allowed to operate slot machines, lottery games, and banking and percentage games (including “21”) on Native American lands. A banking game is one in which players compete against the licensed gaming establishment rather than against one another. A percentage game is one in which the house does not directly participate in the game, but collects a percentage computed from the amount of bets made, winnings collected, or the amount of money changing hands. It is not certain if any expansion of Native American gaming in California will affect Aliante Gaming’s Nevada operations given that visitors from California make up Nevada’s largest visitor market. Increased competition from Native American gaming may result in a decline in revenues and may have a material adverse effect on Aliante Gaming’s business.
Intellectual Property
          Aliante Gaming uses a variety of trade names, service marks and trademarks (collectively, the “Marks”) in its operations and believes that it has or will have all licenses for the third-party Marks necessary to conduct its continuing operations following the Reorganization Transactions. Aliante Gaming has registered several composite Marks (as described in the following paragraph) with the United States Patent and Trademark Office which are material to its business. In addition, Aliante

Gaming expects to have a temporary, non-exclusive, royalty-free license to use the Station Marks during the term of the Management Agreement.
          Aliante Gaming uses the “ALIANTE” Mark pursuant to a license agreement, dated January 6, 2006, with North Valley Enterprises, LLC (“North Valley”) (an affiliate of G.C. Aliante). Under the agreement, North Valley grants to Aliante Gaming a non-exclusive, non-transferable, non-sublicensable, royalty-free license to use certain Marks owned by North Valley in connection with the Casino. The license agreement is perpetual, provided that North Valley may terminate the license if Aliante Gaming fails to meet the quality standards applicable to the use of the Marks and fails to cure any such failure within thirty days. The license provides that Aliante Gaming will own all right, title and interest in any composite Marks consisting of “ALIANTE” (or another Mark licensed by North Valley under the agreement), on the one hand, and “STATION” or “STATION CASINOS,” on the other hand; provided, that upon termination of the license agreement, Aliante Gaming must cease and desist using all such composite Marks and immediately cancel or withdraw any trademark applications or registrations for any composite Marks. Similarly, the predecessor license to the anticipated temporary license to use the Station Marks requires Aliante Gaming to cease and desist using all such composite Marks and immediately cancel or withdraw any trademark applications or registrations for any composite Marks in the event of termination of the Station license.
Management Agreement
          As noted above in “Item 1. Business—Chapter 11 Reorganization”, Aliante Gaming is managed by Station. Upon the Effective Date, we intend to enter into the Management Agreement whereby an affiliate of New Station will continue to manage the operations of Aliante Gaming. As a result, we intend to continue to employ the same operating and marketing strategies currently in place which are reflective of the same strategies employed by Station.
          The Management Agreement will have an initial term of five years following the Effective Date, with one-year renewal terms thereafter at our option. However, either party will have the right to terminate the agreement at any time after the first year upon 90 days’ notice. We will also have the right to terminate during the first year, but, unless such termination is for cause, as more particularly described in the Management Agreement, we will be required to pay New Station its estimated fees for that year. We will have the right to require New Station to continue to operate Aliante Gaming for up to one year following any termination (and, if we are unable to obtain the necessary licenses and approvals for a replacement manager, for up to an additional six months). Pursuant to the Management Agreement, New Station will have significant discretion in the management and operation of Aliante Gaming. New Station will receive (i) a monthly base management fee equal to one percent of the gross revenues from Aliante Gaming, (ii) an annual incentive management fee payable quarterly equal to seven-and-one-half percent of positive earnings before interest, taxes, depreciation and amortization (“EBITDA”) up to and including $7,500,000 and ten percent of EBITDA in excess of $7,500,000, and (iii) reimbursement of out-of-pocket expenses (including with respect to shared services, as defined therein).
Senior Secured Credit Facility
          On the Effective Date, Aliante Gaming will enter into the Senior Secured Credit Facility, which will provide for $45.0 million in aggregate principal amount of Senior Secured Loans, which Senior Secured Loans will be deemed made on the Effective Date without any funding being provided to Aliante Gaming. The Senior Secured Loans represent an already outstanding obligation of Aliante Gaming on the Effective Date. The Senior Secured Credit Facility will not contain any financial covenants or ratios.
Interest Rate
          From the Effective Date through the third anniversary of the Effective Date, the Senior Secured Loans will bear interest at the rate of, at the election of Aliante Gaming, either (i) 10% per annum, which interest will be added to the principal amount of the Senior Secured Loans quarterly in arrears and subsequently treated as principal of the Senior Secured Loans or (ii) six percent per annum, will interest will be payable in cash quarterly in arrears. Following the third anniversary of the Effective Date, the Senior Secured Loans will bear interest at the rate of six percent per annum, which interest will be payable in cash quarterly in arrears.
Collateral and Guarantors
          Indebtedness under the Senior Secured Credit Facility will be guaranteed by the Company and by each domestic wholly-owned subsidiary (if any) of Aliante Gaming. Indebtedness under the Senior Secured Credit Facility will be secured by a first-priority (i) pledge of 100% of the Company’s equity interest in Aliante Gaming, (ii) pledge of 100% of the equity interests of Aliante Gaming’s domestic subsidiaries (if any) and 65% of the equity interests of Aliante Gaming’s “first-tier” foreign subsidiaries (if any) and (iii) security interest in substantially all of Aliante Gaming’s tangible and intangible assets, as well as those of each subsidiary guarantor (if any), in each case, other than any assets that may not be pledged pursuant to applicable gaming laws and subject to other customary exceptions ((i), (ii) and (iii), collectively, the “Senior Secured Credit Facility Collateral”).
Amortization and Final Maturity
          There will be no scheduled amortization under the Senior Secured Credit Facility. Unless the maturity date for the Senior Secured Loans is extended pursuant to the terms of the Senior Secured Credit Facility, the Senior Secured Loans will be due and payable on the seventh anniversary of the Effective Date.
Voluntary Prepayments
          Aliante Gaming will be permitted to voluntary prepay the Senior Secured Loans, in whole or in part, without penalty or premium, subject to certain minimum amounts.
Mandatory Prepayments
          Aliante Gaming will be required to prepay the Senior Secured Loans (subject to certain exceptions, thresholds and, in the case of asset sales and recovery events, reinvestment rights) upon the receipt of net proceeds from (i) the issuance or incurrence of certain indebtedness, (ii) certain asset sales and (iii) certain property or casualty insurance claims or condemnation, eminent domain or similar takings.
Restrictive Covenants
          The Senior Secured Credit Facility will include negative covenants restricting or limiting the ability of Aliante Gaming and its subsidiaries (if any) to, among other things:
•	incur additional debt;

•	make payments on subordinated obligations;

•	make distributions and repurchase equity;

•	make investments;

•	grant liens on its property to secure debt;

•	enter into certain transactions with affiliates;

•	sell assets or enter into mergers or consolidations;

•	sell equity interests in subsidiaries;

•	create dividend and other payment restrictions affecting subsidiaries; and

•	change the nature of its line of business.
          These negative covenants will be subject to customary and other exceptions and threshold amounts to be agreed.
          Pursuant to the Senior Secured Credit Facility, the Company will be required to be a passive holding company and our actions will be limited to, among other things, owning the equity interests of Aliante Gaming, maintaining our legal existence as a public company, participating in administrative matters and performing our obligations in connection with the Senior Secured Credit Facility and other agreements entered into in connection therewith.
          The Senior Secured Credit Facility will contain certain customary representations and warranties and affirmative covenants, including, among other things, reporting covenants, covenants to maintain insurance, comply with laws and maintain properties and other covenants customary in senior credit financings of this type. The Senior Secured Credit Facility will also contain certain events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults and cross-acceleration to certain indebtedness, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document to be in full force and effect and change of control. If such an event of default occurs, the administrative agent and the lenders under the Senior Secured Credit Facility will be entitled to take various actions, including the acceleration of amounts owing under the Senior Secured Credit Facility and all actions permitted to be taken by a secured creditor, subject to certain restrictions imposed by gaming laws.
          See “Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—ALST Casino Holdco, LLC—Liquidity and Capital Resources.”
Managers
          The Company will be managed by a Board of Managers. The members of the Board of Managers have been selected due to, among other things, their experience and expertise in the gaming industry and other business ventures. Membership on the Board of Managers is not expected to require the full professional time of the individuals serving on the board. As such, the members of the Company’s Board of Managers may, from time to time, be engaged in other business endeavors, including but not limited to those business endeavors in which they are currently involved, aside from their commitments to the Company or Aliante Gaming. None of the members of the Company’s Board of Managers are currently involved in other businesses that are in direct competition with the Company. See “Item 5. Managers and Executive Officers” for details on the members of our Board of Managers and certain of their past and present business endeavors.
Seasonality
          Aliante Gaming’s cash flows from operating activities are seasonal in nature. Aliante Gaming’s operating results are traditionally the strongest in the first quarter and the fourth quarter, and traditionally the weakest during the third quarter.
Environmental Laws
          Compliance with federal, state and local laws enacted for the protection of the environment to date had no material effect upon our capital expenditures, earnings or competitive position and we do not anticipate any material adverse effects in the future based on the nature of our future operations.
Employees
          Currently, we do not have any employees. Upon consummation of the Restructuring Transactions, Aliante Gaming will be a wholly-owned subsidiary of ours and, as a result, the employees of Aliante Gaming will become our employees. As of June 30, 2011, Aliante Gaming had 845 employees. Aliante Gaming is not currently subject to any collective bargaining agreement or similar arrangement with any union. However, union activists have actively sought to organize employees in the past, and we believe that such efforts are ongoing at this time.
Regulation and Licensing
          The Plan will not be consummated until the Company and Aliante Gaming have received all requisite governmental and regulatory approvals. The Company expects that all required regulatory approvals will be obtained in the fourth quarter of 2011.

          The ownership and operation of casino gaming facilities in Nevada are subject to the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, the “Nevada Act”), and various local regulations. Aliante Gaming is subject to the licensing and regulatory control of the Nevada Gaming Commission (the “Gaming Commission”), the Nevada State Gaming Control Board (the “Gaming Board”), the Clark County Liquor and Gaming Licensing Board (the “Clark County Board”), the City of North Las Vegas and other local regulatory authorities (collectively, the “Gaming Authorities”). The laws, regulations and supervisory procedures of the Gaming Authorities are based upon declarations of public policy which are concerned with, among other things:
•	the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;

•	the establishment and maintenance of responsible accounting practices and procedures;

•	the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Gaming Authorities;

•	the prevention of cheating and fraudulent practices; and

•	providing a source of state and local revenues through taxation and licensing fees.
Changes in these laws, regulations and procedures could have an adverse effect on our proposed gaming operations.
          Entities that own and operate casinos in Nevada are required to be licensed by the Gaming Authorities. A gaming license for such activities requires the periodic payment of fees and taxes and is not transferable. We have applied with the Board and the Commission for the Company to be registered as a publicly traded corporation, for Aliante Gaming to be licensed under new ownership, and for licensing, registration, findings of suitability and related transactional approvals as applicable under the Nevada Act of the controlling beneficial owners, the members of the Company’s Board of Managers, entity officers (collectively the “Aliante Gaming Approvals”) and the proposed management company as may be required by the Gaming Authorities. If we are successful in obtaining Aliante Gaming Approvals, we will be required periodically to submit detailed financial and operating reports to the Gaming Authorities, comply with various reporting and other regulatory requirements pursuant to the Nevada Act and furnish any other information that the Gaming Authorities may require. We also have prepared, and will at the appropriate time file, all necessary applications and/or notifications with all applicable local regulatory authorities to ensure compliance with the local gaming and alcoholic beverage control ordinances and regulations that govern our operations. While we believe that we will obtain all necessary licenses, registrations findings of suitability, approvals and permits, there can be no assurance they will be obtained or if obtained on what time schedule, given the complexity of the licensing and investigative procedures under the Nevada Act and the broad authority of the Gaming Authorities.
          The Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, the Company and Aliante Gaming in order to determine whether such individual is suitable or should be licensed as a business associate of an entity that has applied for a gaming license or for registration. Certain officers, managers and key employees of the Company and/or Aliante Gaming must file applications with the Gaming Authorities and are required to be licensed or found suitable by the Gaming Authorities. The Gaming Authorities may deny limit or condition a grant of any license, registration, finding of suitability or other approval for any cause that they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. Changes in licensed positions must be reported to the Gaming Authorities and, in addition to their authority to deny an application for a license or finding of suitability, the Gaming Authorities have jurisdiction to disapprove any change in corporate position.
          If the Gaming Authorities were to find an officer, manager or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. In addition, the Commission may require us to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or decisions pertaining to licensing are not subject to judicial review in Nevada.

          The Company and Aliante Gaming are required to submit detailed financial and operating reports to the Gaming Authorities. Substantially all material loans, leases, sales of securities and similar financing transactions by the Company and Aliante Gaming must be reported, to and/or approved by, the Gaming Authorities.
          In the event the Company and/or Aliante Gaming were determined to have violated the Nevada Act after being granted Aliante Gaming Approvals, the Gaming Commission could limit, condition, suspend or revoke any license, registration, finding of suitability or other approval subject to compliance with certain statutory and regulatory procedures. In addition, the Company, Aliante Gaming and the individuals involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Commission. Further, the Gaming Commission could seek court appointment of a supervisor to operate Aliante Gaming and, under certain circumstances, earnings generated during the supervisor’s appointment (except for the reasonable rental value of Aliante Gaming) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license or registration, or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect our operations.
          Any beneficial holder of the Company’s voting or non-voting securities, regardless of the number of Common Units owned, may be required to file an application, be investigated and have his or her suitability as a beneficial holder of the Company’s equity securities determined if the Gaming Commission has reason to believe that such ownership would be inconsistent with the declared policies of the State of Nevada. If such beneficial holder who must be found suitable is a corporation, partnership, trust or other form of business organization, it must submit detailed business and financial information including a list of its beneficial owners. The applicant must pay all costs of the investigation incurred by the Gaming Authorities in connection with conducting such investigation.
          Moreover, given the Company will be a registered public company under the Nevada Act any person who acquires more than 5% of the Company’s voting securities must be reported to the Gaming Commission. The Nevada Act requires beneficial owners of more than 10% of a registered public company’s voting securities apply to the Gaming Commission for a finding of suitability within 30 days after the chair of the Gaming Board mails the written notice requiring such filing. However, an “institutional investor,” as defined in the Nevada Act, that beneficially owns more than 10%, but not more than 11%, of a registered corporation’s voting securities as a result of an equity repurchase by the registered corporation may not be required to file such an application. Further, an institutional investor that acquires more than 10%, but not more than 25%, of a registered public company’s voting securities (and if any such of such voting securities were acquired other than through a debt restructuring) may apply to the Gaming Commission for a waiver of a finding of suitability if that institutional investor holds the voting securities for investment purposes only. An institutional investor that has obtained a waiver may hold more than 25%, but not more than 29%, of a registered public company’s voting securities and maintain its waiver if the additional ownership results from equity repurchase by such registered company. An institutional investor will not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors or managers of the registered public company, any change in the corporate charter, bylaws, management, policies or operations of the registered public company, or any of its gaming affiliates or any other action which the Gaming Commission finds to be inconsistent holding such registered company’s voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include:
•	voting on all matters voted on by equity holders;

•	making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and

•	other activities as the Gaming Commission may determine to be consistent with such investment intent.
          Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Gaming Commission or by the chair of the Gaming Board may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any equity holder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the equity of a registered public company beyond the period of time as may be prescribed by the Gaming Commission may be guilty of a criminal offense. The Company and Aliante Gaming may become subject to disciplinary action if, after receipt of notice that a person is unsuitable to be an equity holder or to have any other relationship with the Company or Aliante Gaming, the Company:
•	pays that person any dividend or interest upon voting securities;

•	allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person;

•	pays remuneration in any form to that person for services rendered or otherwise; or

•	fails to pursue all lawful efforts to require the unsuitable person to relinquish his voting securities for cash at fair market value.
          We will be required to disclose to the Gaming Board and the Gaming Commission the identities of all holders of our debt securities. The Gaming Commission may, in its discretion, require the holder of any debt or similar security of a registered public company to file applications, be investigated and be found suitable to own the debt or other security of such a registered company. If the Gaming Commission determines that a person is unsuitable to own the security, then pursuant to Nevada law, the registered public company can be sanctioned, including the loss of its approvals, if without the prior approval of the Gaming Commission, it:
•	pays to the unsuitable person any dividend, interest, or any distribution whatsoever;

•	recognizes any voting right by the unsuitable person in connection with debt securities;

•	pays the unsuitable person remuneration in any form; or

•	makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.
          We will be required to maintain a current membership interests ledger in Nevada, which may be examined by the Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial holder to the Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. We will also be required to render maximum assistance in determining the identity of the beneficial owner. The Gaming Commission has the power to require our securities to bear a legend indicating that the securities are subject to the Nevada Act.
          We also may not make a public offering of securities without the prior approval of the Gaming Commission if the proceeds from the offering are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for those purposes or similar transactions. Furthermore, any such approval, if granted, does not constitute a finding, recommendation or approval by the Gaming Commission or the Gaming Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.
          Changes in the control of the Company or Aliante Gaming through merger, consolidation, equity or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby that person obtains control (including foreclosure on the pledged equity interests), may not occur without the prior approval of the Gaming Commission. Entities seeking to acquire control or ownership of a registered public company must satisfy the Gaming Board and Gaming Commission in a variety of stringent standards prior to assuming control of such registered company. The Gaming Commission may also require the equity holders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.
          The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defensive tactics affecting Nevada corporate gaming licensees and registered public companies that are affiliated with those operations may be injurious to stable and productive corporate gaming. The

Gaming Commission has established regulations to ameliorate the potentially adverse effects of these business practices upon Nevada’s gaming industry and to further Nevada’s policy to: (1) assure the financial stability of corporate gaming licensees and their affiliates; (2) preserve the beneficial aspects of conducting business in the corporate form; and (3) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Gaming Commission before the registered public company can make exceptional repurchases of voting securities above the current market price and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the registered public company’s board of directors or managers in response to a tender offer made directly to such registered company’s equity holders for the purposes of acquiring control of the registered public company.
          License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada, Clark County and City of North Las Vegas. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either:
•	a percentage of the gross revenues received;

•	the number of gaming devices operated; or

•	the number of table games operated.
          Any person who is licensed, required to be licensed, registered, required to be registered or is under common control with such persons (collectively, “Licensees”), and who is or who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Gaming Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Gaming Board of the Licensees’ participation in foreign gaming. The revolving fund is subject to increase or decrease at the discretion of the Gaming Commission. Thereafter, Licensees are also required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Gaming Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to a foreign gaming operation, fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities or enter into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employ, contract with or associate with a person in the foreign operation who has been denied a license or a finding of suitability in Nevada on the grounds of personal unsuitability.
ITEM 1A. RISK FACTORS.
          The following risk factors should be considered carefully in addition to the other information contained in this Registration Statement. This Registration Statement contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those contained in the forward-looking statements. Factors that may cause such differences include, but are not limited to, those discussed below as well as those discussed elsewhere in this Registration Statement. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected.
We are dependent upon the consummation of the Restructuring Transactions.
          Our ability to operate is dependent upon, among other things, completing the Restructuring Transactions, allowing Aliante Gaming to emerge from Chapter 11, thereby allowing the Lenders to contribute the New Aliante Equity to the Company. Although we believe that the Effective Date will occur, there can be no assurance as to timing, or as to whether the Effective Date will occur at all. If the Effective Date does not occur, it is unclear what would happen to Aliante Gaming and whether we would be able to successfully develop, prosecute, confirm and consummate an alternative plan of reorganization with respect to the Chapter 11 Case that would be acceptable to the Bankruptcy Court or the holders of claims and equity interests in Aliante Gaming.

The bankruptcy filing has had a negative impact on Aliante Gaming’s image which may negatively impact our business going forward.
          As a result of the Chapter 11 Case, Aliante Gaming has been the subject of negative publicity which has had an impact on its image. This negative publicity may have an effect on the terms under which some customers and suppliers are willing to continue to do business with Aliante Gaming and could materially adversely affect our business, financial condition and results of operations. The impact of this negative publicity cannot be accurately predicted or quantified. A lengthy Chapter 11 Case could involve additional expenses and divert the attention of Aliante Gaming’s management from operation of the business, as well as create concerns for employees, vendors and customers.
There is doubt about the ability of Aliante Gaming to continue as a going concern.
          The audited financial statements of Aliante Gaming contained elsewhere in this Registration Statement have been prepared assuming that Aliante Gaming will continue as a going concern. However, the report of the independent auditors on the financial statements of Aliante Gaming as of and for the year ended December 31, 2010 includes an explanatory paragraph describing the existence of substantial doubt about the ability of Aliante Gaming to continue as a going concern. This report, as well as the uncertainty regarding the eventual outcome of the Plan may adversely impact Aliante Gaming’s relationships with vendors, ability to attract customers to its casino property, attract and retain key executive employees and maintain and promote its property, which could materially adversely affect our results of operations.
Aliante Gaming has limited liquidity and capital resources and may be unable to generate sufficient cash flows to meet our debt obligations and finance all operating expenses, working capital needs and capital expenditures.
          Aliante Gaming has a limited amount of cash and we do not anticipate having a credit facility upon which to draw funds. Aliante Gaming incurred operating losses of $498.2 million, $23.5 million and $13.9 million for the years ended December 31, 2010, 2009 and 2008, respectively. We may incur operating losses in the future. Following the Restructuring Transactions, we may be unable to generate sufficient revenues and cash flows to service our debt obligations as they come due, finance capital expenditures and meet our operational needs. Any one of these failures may preclude us from, among other things:
•	maintaining or enhancing our current customer offerings;

•	taking advantage of future opportunities;

•	growing our businesses; or

•	responding to competitive pressures.
          Further, our failure to generate sufficient revenues and cash flows could lead to cash flow and working capital constraints, which may require us to seek additional working capital. We may not be able to obtain such working capital when it is required, and we will be restricted from incurring additional debt pursuant to the terms of the Senior Secured Credit Facility. Further, even if we were able to obtain additional working capital, it may only be available on unfavorable terms. For example, we may be required to take on additional debt, the interest costs of which could adversely affect our results of operations and financial condition. If any such required capital is obtained in the form of equity, the equity interests of the holders of the then-outstanding Common Units could be diluted.
          Limited liquidity and working capital may also restrict our ability to maintain and update the Casino’s facilities, which could put us at a competitive disadvantage to casinos offering more modern and better maintained facilities.

We are entirely dependent on one property for all of our cash flow, which subjects us to greater risks than a gaming company with more operating properties.
          We do not expect to have material assets or operations other than the Casino and, therefore, we are entirely dependent upon the Casino for all of our cash flow. As a result, we are subject to a greater degree of risk than companies with multiple properties.
As part of a master planned community, the property is subject to certain covenants, conditions and restrictions with respect to transfers and use.
          As part of a master planned community, the property owned by Aliante Gaming is subject to covenants, conditions and restrictions (set forth in recorded instruments) with respect to transfers, and the use, improvement, restoration, maintenance and repair, of the property. Subject to certain exceptions, the City of North Las Vegas has approval rights over transfers of the property (or transfers of more than 40% in the aggregate of the equity interests in Aliante Gaming) to third parties. An architectural committee has approval rights over, among other things, the design and location of any improvements and the installation and maintenance of any signage on the property.
We may face intense competition and experience a loss of market share.
          The gaming industry is highly competitive. We compete for local gaming customers with other locals-oriented casino-hotels and other casinos located in the vicinity of these properties. If our competitors operate more successfully or if additional competitors are established in and around the locations in which we conduct business, we may lose market share.
We will be dependent upon third parties to operate Aliante Gaming pursuant to the Management Agreement. The success of our operations will depend on the ability of those parties to effectively manage Aliante Gaming’s assets and operations.
          Under the Plan, we will enter into the Management Agreement with an affiliate of New Station for an initial term of five years following the Effective Date, with one-year renewal terms thereafter at our option. The Management Agreement is terminable by us at any time, as described in “Item 1 - Business Management Agreement”. Pursuant to the Management Agreement, New Station will have significant discretion in the management and operation of Aliante Gaming including providing shared services such as marketing, recordkeeping, human resources and purchasing. We contemplate that New Station will manage Aliante Gaming using the same experienced executive officers and key employees that are currently managing the property. Subject to limited restrictions, New Station and its affiliates will be permitted to manage the operations of their own and other gaming companies, including gaming companies whose operations may compete with Aliante Gaming, and the officers and employees of New Station and its affiliates will not be required to devote their full time and attention to managing Aliante Gaming. There can be no assurance that New Station or any replacement operator will be successful at managing and operating Aliante Gaming or that the terms of the management agreements will be in our best interests. The success of Aliante Gaming and, in turn, our business, will be substantially dependent upon New Station and its affiliates and any replacement operator. We believe that the loss of the services of these officers and/or employees, including through the termination of any management agreement, could have a material adverse effect on our results of operations.
We may be forced to cancel certain of our material registered trademarks.
          Aliante Gaming uses a number of trade names, service marks and trademarks pursuant to a license agreement with North Valley, as well as an anticipated, temporary license agreement with Station. Under the terms of the North Valley license and the predecesor license to the temporary Station license, Aliante Gaming will own all right, title and interest in, and may register with the United States Patent and Trademark Office, any composite trademarks consisting of “ALIANTE” (or another mark), on the one hand, and “STATION” or “STATION CASINOS,” on the other hand; provided, that upon termination of either of the license agreements, Aliante Gaming must cease and desist using all such composite marks and immediately cancel or withdraw any trademark applications or registrations for any composite marks. Following the expiration or termination of the Management Agreement and the expected license to use the Station Marks therein, Aliante Gaming may have to cease and desist using its composite marks, which could adversely affect the goodwill associated with Aliante Gaming’s operations and negatively impact our business.
The infringement of intellectual property used in our business could adversely affect our business.
          We own or have licenses to use key intellectual property used in our business, including consumer information. We will take steps to safeguard this intellectual property from infringement by third parties, such as prosecuting trademark and copyright violations, if and when necessary, and limiting access to the proprietary customer information. Despite such measures, we cannot assure you that we will be successful in defending against the infringement of intellectual property used in our business or that the proprietary information used in our business will not be disseminated to our competitors and any such infringement or dissemination could have an adverse effect on the results of our operations.
The economic downturn may be protracted in our key market and may continue to negatively impact our revenues and other operating results.
          Aliante Gaming draws a substantial number of customers from the Las Vegas valley, as well as certain geographic areas, including Southern California, Arizona and Utah. The economies of these areas have been, and may continue to be, negatively impacted due to a number of factors, including the credit crisis and a decrease in consumer confidence levels. The resulting severe economic downturn and adverse conditions in the local markets have negatively affected Aliante Gaming’s operations, and may continue to negatively affect our operations in the future. Based on information from the Nevada State Gaming Control Board, gaming revenues in North Las Vegas for the twelve months ended May 31, 2011 decreased 2% from the level in the comparable period of the prior year. North Las Vegas gaming revenues and operators were severely negatively impacted by the economic downturn and there can be no assurance that gaming revenues will not decrease in future periods. In addition, the residential real estate market in the United States, and in particular North Las Vegas, has experienced a significant downturn due to declining real estate values. Individual consumers are experiencing higher delinquency rates on various consumer loans and defaults on indebtedness of all kinds have increased. In addition, North Las Vegas and our other target markets continue to experience high rates of unemployment. According to the United States Bureau of Labor Statistics, Nevada had the highest unemployment rate in the country in 2010 at 14.9% compared to the national average of 9.6%. As of June 30, 2011, Nevada’s unemployment rate was 12.4%. All of these factors have materially and adversely affected Aliante Gaming’s results of operations. Further declines in real estate values in Las Vegas and the United States and continuing credit and liquidity concerns could continue to have an adverse effect on our results of operations.
          Although Aliante Gaming and other gaming companies have experienced a decrease in revenues, certain costs remain fixed or even increase resulting in decreased earnings or net losses. Gaming and other leisure activities that we will offer represent discretionary expenditures and participation in such activities have been particularly adversely impacted as a result of the economic downturn because consumers have less disposable income to spend on discretionary activities. The current economic condition has adversely affected consumer spending at the Casino and may continue to adversely affect our business.
          Furthermore, other uncertainties, including national and global economic conditions, other global events, or terrorist attacks or disasters in or around Southern Nevada could have a significant adverse effect on our business, financial condition and results of operations. In addition, due to the existing uncertainty in the capital and credit markets, we may not be able to refinance our then-existing debt or obtain additional credit facilities on terms acceptable to us or at all in order to meet these challenges.
Our business will be sensitive to reductions in discretionary consumer spending as a result of downturns in the economy.
          Consumer demand for casino hotel properties, such as the Casino, is sensitive to downturns in the economy and the corresponding impact on discretionary spending on leisure activities. Changes in discretionary consumer spending or consumer preferences brought about by factors such as perceived or actual general economic conditions and customer confidence in the economy, unemployment, the current housing and credit crisis, the impact of high energy and food costs, the potential for continued bank failures, perceived or actual changes in disposable consumer income and wealth, effects or fears of war and future acts of terrorism could further reduce customer demand for the amenities that we offer and materially and adversely affect our business and results of operations. The current housing crisis and economic slowdown in the United States has resulted in significant unemployment in our key markets and a significant decline in the amount of tourism and spending in Las Vegas. This decline has adversely affected Aliante Gaming, and may continue to adversely affect our financial condition, results of operations and liquidity.
Our operations may be adversely impacted by increases in energy prices.
          The Casino uses significant amounts of electricity, natural gas and other forms of energy. While no shortages of energy have been experienced, the substantial increases in the cost of electricity, natural gas and gasoline in the United States in general, and in Southern Nevada in particular, may negatively affect our operating results. In addition, further energy price increases in such areas could result in a decline in disposable income of potential customers and a corresponding decrease in visitation and spending at the Casino, which could negatively impact revenues.
The casino, hotel and resort industry is capital intensive and we may not be able to finance expansion and renovation projects, which could put us at a competitive disadvantage.
          Casino properties have an ongoing need for renovations and other capital improvements to remain competitive, including replacement, from time to time, of furniture, fixtures and equipment. We may also need to make capital expenditures to comply with applicable laws and regulations.
          Renovations and other capital improvements of a casino property such as the Casino require significant capital expenditures. In addition, renovations and capital improvements of a casino property usually generate little or no cash flow until the project is completed. We may not be able to fund such projects solely from cash provided from operating activities. Consequently, we will rely upon the availability of debt or equity capital to fund renovations and capital improvements and our ability to carry them out will be limited if we cannot obtain satisfactory debt or equity financing, which will depend on, among other things, market conditions. No assurances can be made that we will be able to obtain additional equity or debt financing or that we will be able obtain such financing on favorable terms. Our failure to renovate the Casino, as necessary, may put us at a competitive disadvantage.
We will depend on the North Las Vegas locals and repeat visitor market as our key market. As a result, we may not be able to attract a sufficient number of guests and gaming customers to make our operations profitable.
          Aliante Gaming’s operating strategies emphasize attracting and retaining customers from the North Las Vegas local and repeat visitor market. Aliante Gaming is dependent upon attracting North Las Vegas residents. We cannot be sure that we will be able to attract a sufficient number of guests, gaming customers and other visitors in Nevada to make our operations profitable. During the economic downturn, the Las Vegas valley has not experienced population growth at the expected rates or at the same rates as it experienced prior to the economic downturn. There can be no assurance that population growth in the Las Vegas valley will return to levels or that we will be able to successfully adapt our business strategy to the current economic downturn or any further economic slowdown.
We may face intense competition and experience a loss of market share.
          The gaming industry is highly competitive. We compete for local gaming customers with other locals-oriented casino-hotels including Station and other casinos located in the vicinity of these properties. If our competitors operate more successfully or if additional competitors are established in and around the locations in which we conduct business, we may lose market share.
The concentration and evolution of the slot machine manufacturing industry could impose additional costs on us.
          A majority of Aliante Gaming’s gaming revenue is attributable to slot machines. It is important, for competitive reasons, that the Casino offers the most popular and technologically advanced slot machine games to its customers. We believe that a substantial majority of the slot machines sold in the United States in recent years were manufactured by a limited number of companies. A deterioration in Aliante Gaming’s commercial arrangements with any of these slot machine manufacturers could result in it being unable to acquire the slot machines desired by its customers, or could result in manufacturers significantly increasing the cost of these machines. Alternatively, significant industry demand for new slot machines may result in Aliante Gaming being unable to acquire the desired number of new slot machines or result in manufacturers increasing the cost of these machines. The inability to obtain new and up-to-date slot machine games could impair Aliante Gaming’s competitive position and result in decreased gaming revenues. In addition, increases in the costs associated with acquiring slot machine games could adversely affect our profitability.
          In recent years, the prices of new slot machines have risen more rapidly than the domestic rate of inflation. Furthermore, in recent years, slot machine manufacturers have frequently refused to sell slot machines featuring the most popular games, instead requiring gaming operators to execute participation lease arrangements in order for them to be able to offer such machines to customers. Participation slot machine leasing arrangements typically require the payment of a fixed daily rental fee. Such agreements may also include a percentage payment to the manufacturer of “coin-in” or “net win.” Generally, a slot machine participation lease is more expensive over the long term than the cost of purchasing a new slot machine. Station, our manager, has slot machine participation leases applicable to Aliante Gaming and intends to maintain the leases.
          For competitive reasons, we may be forced to purchase new, more contemporary slot machines or enter into participation lease arrangements that are more expensive than the costs currently associated with the continued operation of Aliante Gaming’s existing slot machines. If the newer slot machines do not result in sufficient incremental revenues to offset the increased investment and participation lease costs, our profitability could be adversely affected.
          In addition, if any of the slot machine manufacturs that Station contracts with were to experience financial distress and fail to provide the agreed upon products or services to us, our business and operations may be adversely affected.
We may incur losses that are not adequately covered by insurance which may harm our results of operations.
          Although we will maintain insurance customary and appropriate for our business, we cannot assure you that insurance will be available or adequate to cover all loss and damage to which our business or our assets might be subjected. The lack of adequate insurance for certain types or levels of risk could expose us to significant losses in the event that a catastrophe occurred for which we are underinsured. Any losses we incur that are not adequately covered by insurance may decrease our future operating income, require us to find replacements or repairs for destroyed property and reduce the funds available for payments of our obligations.
We may be subject to litigation resulting from our operations which, if adversely determined, could result in substantial losses.
          We will be, from time to time, during the ordinary course of operating our businesses, subject to various litigation claims and legal disputes, including contract, lease, employment and regulatory claims as well as claims made by visitors to the Casino. Certain litigation claims may not be covered entirely or at all by our insurance policies or our insurance carriers may seek to deny coverage. In addition, litigation claims can be expensive to defend and may divert our attention from the operations of our businesses. Further, litigation involving visitors to the Casino, even if without merit, can attract adverse media attention. As a result, litigation can have a material adverse effect on our businesses and, because we cannot predict the outcome of any action, it is possible that adverse judgments or settlements could significantly reduce our earnings or result in losses.
Union organization activities could disrupt our business by discouraging patrons from visiting Aliante Gaming, causing labor disputes or work stoppages, and, if successful, could significantly increase our labor costs.
          Aliante Gaming is not currently subject to any collective bargaining agreement or similar arrangement with any union. However, union activists have actively sought to organize employees at Aliante Gaming in the past, and we believe that such efforts are ongoing at this time. Accordingly, there can be no assurance that Aliante Gaming will not ultimately be unionized. Union organization efforts that may occur in the future could cause disruptions and discourage patrons from visiting the Casino and may cause us to incur significant costs, any of which could have a material adverse effect on our results of operations and financial condition. In addition, union activities may result in labor disputes, including work stoppages, which could have a material adverse effect on our business, financial condition and results of operation. Furthermore, unfavorable union contract settlements or collective bargaining agreements, should they be entered into, could cause significant increases in our labor costs, which could have a material adverse effect on the business of Aliante Gaming and our financial condition and results of operation.
Our future financial results will be affected by the adoption of fresh start reporting and may not reflect historical trends.
          We were formed for the purpose of acquiring substantially all of the equity interest of Aliante Gaming pursuant to the Plan. The Restructuring Transactions will result in the Company becoming a new reporting entity and adopting fresh-start reporting in accordance with Accounting Standards Codification (“ASC”) Topic 852, Reorganizations (“ASC Topic 852”). As required by fresh-start reporting, the historical net book value of Aliante Gaming’s assets and liabilities will be adjusted to fair value by allocating the entity’s reorganization value to its assets and liabilities pursuant to the accounting guidance for business combinations. Certain assets and liabilities not previously recognized in Aliante Gaming’s financial statements will be recognized under fresh-start reporting. Because the Restructuring Transactions have not been consummated, fresh-start reporting has not yet been adopted and the financial statements included in this Registration Statement do not give effect to any adjustments in the carrying values of assets or liabilities that will be recorded under fresh-start reporting rules. Accordingly, our financial condition and results of operations from and after the Effective Date will not be comparable to the financial condition and results of operations reflected in Aliante Gaming’s historical financial statements.
Members of our Board of Managers are likely to devote some of their time to other businesses, which could have a negative impact on the Company’s management.
          Members of our Board of Managers will not be required to commit their full time to the Company’s affairs, which could create a conflict when allocating their time between Company matters and their other commitments. It is expected that all of the members of our Board of Managers will be engaged in several other business endeavors aside from their commitments to the Company. In addition, members of our Board of Managers will not be obligated to devote any specific number of hours to the Company’s affairs. If the other business affairs of members of our Board of Managers require them to devote more time to such affairs, it could limit their ability to devote time to the Company’s affairs and could have a negative impact on the quality of the Company’s governance. We cannot assure that these time conflicts will be resolved in the Company’s favor.
We will be subject to extensive state and local regulation and licensing and gaming authorities will have significant control over our operations which could have an adverse effect on our business.
          Our ownership of Aliante Gaming will be subject to extensive regulation by the state, county and city in which we will operate. These laws, regulations and ordinances generally concern the responsibility, financial stability and character of the owners and managers of gaming operations as well as persons financially interested or involved in gaming operations. As such, our gaming regulators can require us to disassociate ourselves from suppliers or business partners found unsuitable by the regulators or, alternatively, cease operations. Holders of our Common Units who fail to obtain any licenses, authorizations, qualifications or findings of suitability, as may be required by Gaming Authorities, will not be entitled to exercise any rights of ownership with respect to or receive any income from our Common Units.

For a summary of gaming and other regulations that will affect our business, see “Item 1. Business—Regulation and Licensing.” The regulatory environment may change in the future and any such change could have a material adverse effect on our results of operations.
Changes to the gaming tax laws could have an adverse effect on results of operations by increasing the cost of operating our business.
          The gaming industry represents a significant source of tax revenue, particularly to the State of Nevada and its counties and municipalities. From time to time, various state legislators and officials have proposed changes in taxes, or in the administration of tax laws, affecting the gaming industry. The Nevada Legislature meets every two years for 120 days and when special sessions are called by the Governor. The recent legislative session ended in June 2011. There were no specific proposals during the recent legislative session to increase gaming taxes, however there are no assurances an increase in gaming taxes will not be proposed and passed by the Nevada Legislature, or that other taxes impacting gaming licenses or other businesses in general will not be enacted during future legislative sessions. It is not possible to determine with certainty the likelihood of possible changes in tax law or in the administration of such law, regulations or compact provisions. Such changes, if adopted, could have a material adverse effect on our results of operations.
Risks Related to Our Indebtedness
We expect to have significant indebtedness upon the Effective Date.
          The substantial indebtedness of Aliante Gaming has resulted in adverse consequences for their business, including the factors listed below. If the Plan is consummated, Aliante Gaming will have, and we will be the guarantor of, $45.0 million in outstanding principal amount of Senior Secured Loans. Aliante Gaming’s substantial indebtedness could:
•	make it more difficult to satisfy obligations with respect to the instruments governing Aliante Gaming’s then outstanding indebtedness;
•	increase vulnerability to general adverse economic and industry conditions;
•	require Aliante Gaming to dedicate a substantial portion of cash flow from operations to debt service, thereby reducing the availability of cash flow to fund working capital, capital expenditures and other general corporate purposes;
•	limit flexibility in planning for, or reacting to, competitive pressures and changes in the business and the industry in which we operate;
•	place us at a competitive disadvantage compared to our competitors that have less debt; and
•	limit, among other things, our ability to borrow additional funds.
Our indebtedness will impose restrictive covenants on us that will limit our flexibility in operating our business and may adversely affect our ability to compete or engage in favorable business or financing activities.
     We anticipate that the debt to be issued to Aliante Gaming, and guaranteed by us, pursuant to the Plan will have covenants that impose operational and financial restrictions on us and our subsidiary, Aliante Gaming. Pursuant to the Senior Secured Credit Facility, it is anticipated that we will be required to be a passive holding company and that our actions will be limited to, among other things, owning the equity interests of Aliante Gaming, maintaining our legal existence as a public company, participating in administrative matters and performing our obligations in connection with the Senior Secured Credit Facility and other agreements entered into in connection therewith. In addition, it is anticipated that the Senior Secured Credit Facility will impose various restrictions on Aliante Gaming and any future subsidiaries, including, among other obligations, limitations on the ability to:

•	incur additional debt;
•	make payments on subordinated obligations;
•	make distributions and repurchase equity;
•	make investments;
•	grant liens on our property to secure debt;
•	enter into certain transactions with affiliates;
•	sell assets or enter into mergers or consolidations;
•	sell equity interests in subsidiaries;
•	create dividend and other payment restrictions affecting subsidiaries; and
•	change the nature of our line of business.
          We anticipate that the Senior Secured Credit Facility will impose various customary affirmative covenants on us and our subsidiaries (if any), including, among others, reporting covenants, covenants to maintain insurance, comply with laws and maintain properties and other covenants customary in senior credit financings of this type.
          As a result of these covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. The restrictions caused by such covenants could also place us at a competitive disadvantage to less leveraged competitors. A failure to comply with the covenants contained in the Senior Secured Credit Facility or other indebtedness that we may incur in the future could result in an event of default, which, if not cured or waived, could result in the acceleration of the indebtedness and have a material adverse affect on our business, financial condition and results of operations.
          If we are unable to repay amounts owing under the Senior Secured Credit Facility when due, the lenders under the Senior Secured Credit Facility could proceed against the Senior Secured Credit Facility Collateral. If the indebtedness under the Senior Secured Credit Facility were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full. Moreover, in the event that such indebtedness is accelerated, there can be no assurance that we will be able to refinance it on acceptable terms, or at all.
Our ability to service all of our indebtedness depends on our ability to generate cash flow, which is subject to factors that are beyond our control.
          Our ability to make any scheduled payments on, or to refinance, our debt obligations depends on our financial condition and operating performance, which is subject to general economic, financial, competitive and other factors that are beyond our control. Aliante Gaming’s performance has been significantly impacted by general economic and financial conditions, which has affected its cash flows from operating activities and its ability to pay the principal and interest on its indebtedness.
          In addition, a further deterioration in the economic performance of Aliante Gaming may cause us to reduce or delay investments and capital expenditures, or to sell assets. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations.

The volatility and disruption of the capital and credit markets and adverse changes in the global economy may negatively impact our ability to access financing.
          Although we believe that we will have sufficient funds for our capital needs following the Effective Date, there can be no assurance that we will not need additional capital in the future. Due to the continuing uncertainty in the capital and credit markets and the global recession, our access to capital following the Effective Date may not be available on terms that are attractive or at all.
Risks Related to Our Common Units
Unless we are considered a “publicly traded corporation” under the Nevada Act, each of our equityholders must be found suitable by the Gaming Authorities or we may be required to sever all relationships with such equityholder.
          We are filing this Registration Statement so that, following the effectiveness thereof, we may qualify as a “publicly traded corporation” under the Nevada Act. After we become a “publicly traded corporation” under the Nevada Act, persons who acquire beneficial ownership of more than 5% of our voting securities will be required to report their acquisition to the Gaming Authorities and persons who acquire beneficial ownership of more than 10% of our voting securities will be required to apply to the Gaming Authorities for a finding of suitability. Notwithstanding these provisions, under the Nevada Act, the Gaming Authorities may at any time, in their discretion, require the holder of any of our securities to file applications, be investigated and be found suitable to own our securities if they have reason to believe that the security ownership would be inconsistent with the declared policies of Nevada. Typically, so long as we are a “publicly traded corporation” under the Nevada Act, the Gaming Authorities will require only our equityholders having beneficial ownership of more than 10% of our voting securities to be found suitable.
          If we do not become, or cease to be, a “publicly traded corporation” under the Nevada Act, or if required by the Gaming Authorities, each of our equityholders would be required to be found suitable by the Gaming Authorities. If any equityholder fails to be found suitable, we may be required to sever all relationships, including through redemption of Common Units, with such equityholder, which may have a material adverse effect on our business and our equityholders. In addition, such holders of Common Units who fail to obtain any necessary licenses, authorizations, qualifications or findings of suitability will not be entitled to exercise any rights of ownership with respect to or receive any income from the Common Units.
The transferability of our Common Units will be very limited and subject to the prior approval of our board of managers.
          There is currently no established public trading market for our Common Units, and there are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market for our Common Units. In addition, our limited liability company agreement will require the approval of our board of managers prior to certain transfers of our Common Units. It is expected that the board will only consent to transfers of Common Units in very limited circumstances. Accordingly, we do not expect a public market will develop for our Common Units.
We currently have no plans to pay dividends on our Common Units, so holders of our Common Units may not receive funds without selling their Common Units.
          We currently have no plans to pay dividends on our Common Units and our ability to make distributions on our Common Units may be restricted by ther terms of our Senior Secured Credit Facility. Any payment of future dividends will be at the discretion of our Board of Managers and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other consideratins that our Board of Managers deems relevant. The terms governing our outstanding debt also include limitations on the ability of Aliante Gaming to pay dividends to us. Accordingly, our holders may have to sell some or all of their Common Units in order to generate cash flow from their investment in us.
Potential conflicts of interest may exist, or may arise, based on debt and management interests of the principal equityholders of the Company.
          Pursuant to the governance structure of the Company, its managers will primarily be persons designated by certain Lenders holding greater than 10% of the Company’s Common Units (“Principal Lenders”). In addition, many major actions require approval of a majority of the managers which include those managers designated by the Principal Lenders. The Principal Lenders may have interests that are different than, or in addition to, other equity holders of the Company, which could adversely affect such equity holders.
          The Lenders or affiliates thereof are lenders under Aliante Gaming’s credit facilities. Therefore, they may have an incentive for the Company to act or omit to act, in each case, in a manner that enhances the ability of the Company to service its indebtedness or the Lenders to recover on the Aliante Gaming’s credit facilities, rather than seeking to maximize the value of the equity of the Company.
          The interests of the Principal Lenders could conflict with or differ from the interests of other holders of our Common Units. For example, the concentration of ownership held by the Principal Lenders could delay, defer or prevent a change of control of us or impede a merger, takeover or other business combination that other holders of our Common Units may otherwise view favorably. So long as the Principal Lenders continue to beneficially own a significant amount of our equity, even if such amount is less than 50%, they may be able to strongly influence or effectively control our decisions. For example, our bylaws will require a majority of our Board of Managers to vote on any matter and our Principal Lenders will initially have the right to designate three of four managers.
ITEM 2. FINANCIAL INFORMATION.
Selected Financial Data
ALST Casino Holdco, LLC
          The Company was formed for the purpose of acquiring substantially all of the equity interests of Aliante Gaming pursuant to the Plan. We expect the Restructuring Transactions to be completed sometime during the fourth quarter of 2011. The Company has conducted no business other than in connection with the Chapter 11 Case and has no material assets or liabilities. See “Item 1. Business—Overview.” As the Company has no operations, the following selected financial data relates to Aliante Gaming. The historical financial results of Aliante Gaming are not indicative of our current financial condition or our future results of operations. Our future results of operations will be subject to significant business, economic, regulatory and competitive uncertainties and contingencies, some of which are beyond our control.
Aliante Gaming
          In the table below, we provide selected historical financial data of Aliante Gaming as of and for the periods indicated. The selected financial data presented below as of and for the six months ended June 30, 2011 and 2010, have been derived from unaudited financial statements which are contained elsewhere in this Registration Statement and, in the opinion of management, include all adjustments necessary for a fair presentation of the information for those periods. The results of operations for any interim period are not necessarily indicative of results of operations for a full fiscal year. The selected financial data presented below as of and for the fiscal years ended December 31, 2010, 2009 and 2008 have been derived from Aliante Gaming’s audited financial statements which are contained elsewhere in this Registration Statement.
          When reading the selected historical financial data, it is important to read it in conjunction with “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Aliante Gaming” and “Item 15. Financial Statements and Exhibits—Aliante Gaming, LLC Unaudited Interim Condensed Financial Statements and Aliante Gaming, LLC Audited Financial Statements” included in this Registration Statement. The selected financial data may not be indicative of our future performance, including changes that will occur as a result of the Restructuring Transactions such as changes in capitalization. For more information regarding these anticipated changes, see “Item 15. Financial Statements and Exhibits—ALST Casino Holdco, LLC Unaudited Pro Forma Condensed Consolidated Financial Statements” included in this Registration Statement.

	(unaudited)
	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008 (a)
	(in thousands)
Income statement data:
Revenues:
Casino	$25,821	$23,807	$49,378	$52,709	$11,237
Other	11,254	10,496	21,425	22,669	4,288

Gross revenues	37,075	34,303	70,803	75,378	15,525
Promotional allowances	(2,730)	(2,548)	(5,517)	(5,924)	(1,075)

Net revenues	34,345	31,755	65,286	69,454	14,450

Operating costs and expenses:
Casino operating costs	11,868	11,150	23,669	26,992	4,829
Other operating costs	6,548	5,297	11,354	10,918	2,636
Selling, general and administrative	10,772	11,149	21,987	24,317	4,098
Depreciation	2,241	13,962	27,873	27,608	2,422
Management fees	999	898	1,853	1,893	451
Impairment loss (b)	—	—	466,500	—	—
Restructuring and other charges (c)	2,550	—	9,987	—	—
Other expenses (d)	—	207	222	1,186	13,936

Total costs and expenses	34,978	42,663	563,445	92,914	28,372

Operating loss	(633)	(10,908)	(498,159)	(23,460)	(13,922)
Interest expense, net	(8,399)	(14,718)	(30,332)	(27,749)	(3,098)
Reorganization items, net (e)	(1,792)	—	—	—	—
Change in fair value of interest rate swaps	—	—	—	(6,503)	(9,163)

Net loss	$(10,824)	$(25,626)	$(528,491)	$(57,712)	$(26,183)

Balance sheet data:
Total assets	$110,716	$599,453	$111,868	$607,473	$651,120
Long-term debt, including current portion (f)	364,503	365,122	364,893	362,526	362,203
Member’s (deficit) capital	(338,569)	175,120	(327,745)	200,746	232,543

(a)	Operations commenced on November 11, 2008.

(b)	During the year ended December 31, 2010, Aliante Gaming recorded $466.5 million in non-cash impairment charges to reduce the carrying value of its property and equipment to fair value in accordance with the accounting guidance for impairment and disposal of long-lived assets.

(c)	Restructuring and other charges are comprised of expenses related to the evaluation of financial and strategic alternatives and include legal, consulting and other professional services associated with Aliante Gaming’s reorganization efforts prior to the Petition Date, including preparation for the bankruptcy filing. In addition, the year ended December 31, 2010 also included $2.5 million related to the write-off of unamortized debt issuance costs as a result of Aliante Gaming’s default on the Existing Facility and developments in restructuring negotiations with its Lenders.

(d)	Other expenses during the six months ended June 30, 2010 represent preopening expenses and loss on lease terminations. Other expenses during the years ended December 31, 2010 and 2009 represent preopening expenses, losses on lease terminations and asset disposals. Other expenses during the year ended December 31, 2008 represent preopening expenses incurred prior to opening.

(e)	Reorganization items are comprised of expenses incurred after the Petition Date including legal and advisory fees in connection with the Restructuring Transactions and the Chapter 11 Case.

(f)	Includes long-term debt of $359.6 million classified as liabilities subject to compromise at June 30, 2011.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
          Since our formation on May 11, 2011, we have had no operations. The Company was formed for the purpose of acquiring substantially all of the equity interests of Aliante Gaming pursuant to the Plan. We expect the Restructuring Transactions to be completed sometime during the fourth quarter of 2011. The Company has conducted no business other than in connection with the Chapter 11 Case and has no material assets or liabilities. Accordingly, the management’s discussion and analysis of financial condition and results of operations that follows is for the Company and Aliante Gaming on an individual basis.
ALST Casino Holdco, LLC
          Overview
          On the Effective Date, we will:

•	enter into a guarantee agreement, pursuant to which we will provide a guarantee of Aliante Gaming’s obligations under Senior Secured Credit Facility under which the Senior Secured Loans will be advanced;
•	receive the Lenders’ contribution of New Aliante Equity;
•	enter into the Management Agreement; and
•	consummate the Restructuring Transactions.
          The Company is in the process of determining the number of Common Units it expects to have issued and outstanding upon emergence.
          Upon the Effective Date, we will adopt fresh-start reporting in accordance with ASC Topic 852 as it relates to the Plan. As a result, the value of Aliante Gaming’s assets and liabilities will be adjusted to their fair values as of the Effective Date. The historical financial results of Aliante Gaming are not indicative of our current financial condition or our future results of operations following the Effective Date. Our future results of operations will be subject to these events and other significant business, economic, regulatory and competitive uncertainties and contingencies, some of which are beyond our control. For more information regarding these anticipated changes, see “Item 15. Financial Statements and Exhibits—ALST Casino Holdco, LLC Unaudited Pro Forma Condensed Consolidated Financial Statements” included in this Registration Statement.
          Liquidity and Capital Resources
          Our cash flows will be affected by a variety of factors, many of which are outside of our control, including regulatory issues, competition, financial markets and other general business conditions. We believe that we will have sufficient liquidity through available cash and cash flow from Aliante Gaming to fund our cash requirements and capital expenditures for at least twelve months after the Effective Date. We will endeavor to fund capital expenditures for maintenance of our property through future improvements in operating results. However, we cannot assure you that we will generate sufficient income and liquidity to meet all of our liquidity requirements and other obligations as our results for future periods are subject to numerous uncertainties which may result in liquidity problems, which could affect our ability to meet our obligations while attempting to meet competitive pressures or adverse economic conditions.
          The Senior Secured Credit Facility (i) will provide for $45.0 million principal amount of Senior Secured Loans, which Senior Secured Loans will be deemed made on the Senior Secured Loan Closing Date (as defined herein) without any funding being provided to Aliante Gaming, (ii) will be secured by the Senior Secured Credit Facility Collateral, and (iii) will be guaranteed by us and by each domestic wholly-owned subsidiary of Aliante Gaming and will represent an already outstanding obligation of Aliante Gaming on the Effective Date. From the Senior Secured Loan Closing Date through the third anniversary thereof, the Senior Secured Loans will bear interest at the rate of, at the election of Aliante Gaming, either (i) 10% per annum, which interest will be added to the principal amount of the Senior Secured Loans quarterly in arrears and subsequently treated as principal of the Senior Secured Loans or (ii) six percent per annum, which interest will be payable in cash quarterly in arrears. Following the third anniversary of the Senior Secured Loan Closing Date, the Senior Secured Loans will bear interest at the rate of six percent per annum, which interest will be payable in cash quarterly in arrears. The outstanding principal amount of the Senior Secured Loans and all accrued and unpaid interest thereon will be payable on the maturity date, which shall be the earlier of the seventh anniversary of the effectiveness of the Senior Secured Credit Facility (the date of such effectiveness, the “Senior Secured Loan Closing Date”), or the acceleration of the Senior Secured Loans in accordance with the terms of the Senior Secured Credit Facility. The administrative agent under the Senior Secured Credit Facility intends to maintain a register to record the names and addresses of the Lenders and the principal amounts of the Senior Secured Loans owing to such Lenders. Unless specifically requested by a Lender, Aliante Gaming does not intend to issue physical notes evidencing the Senior Secured Loans.
          The Senior Secured Credit Facility will include customary covenants and mandatory prepayments for these types of financings. The Senior Secured Credit Facility will not contain any financial covenants or ratios. The Senior Secured Loans may be prepaid in certain minimum amounts without the payment of any prepayment premium or fee.

          Results of Operations
          Since our formation on May 11, 2011, we have had no operations.
          Off-Balance Sheet Arrangements
          We currently do not have any off-balance sheet obligations.
          Tabular Disclosure of Contractual Obligations
          We currently do not have any contractual obligations.
Aliante Gaming
          Overview
          Aliante Gaming owns and operates the Aliante Station Casino + Hotel located in North Las Vegas, Nevada, a full-service casino and hotel offering high quality accommodations, gaming, dining, entertainment, retail and other resort amenities. Aliante Gaming’s revenues are primarily derived from gaming revenues, which include revenues from slot machines and table games. Gaming revenues are generally defined as gaming wins less gaming losses. Their largest component of gaming revenues is from their slot machines. Promotional allowances consist primarily of complimentary food and beverages furnished to customers. Upon redemption, the retail value of such services is included in the respective revenue classifications and is then deducted as promotional allowances. Aliante Gaming calculates income from operations as net revenues less total operating costs and expenses. Income from operations represents only those amounts that relate to their operations and excludes interest income, interest expense and other non-operating income and expenses.
          Aliante Gaming considers various performance measures in assessing financial condition and results of operation including fluctuations in revenues, expenses and margins as compared to prior periods and internal plans. Additionally, Aliante Gaming measures changes in selling, general and administrative expenses as a percent of net revenue, which indicate management’s ability to control costs. Aliante Gaming also evaluates its profitability based upon Adjusted EBITDAM, which represents earnings before interest, taxes, depreciation and amortization, management fees, preopening expenses, lease termination, loss on disposal, impairment loss, restructuring and other charges, change in fair value of interest rate swap and reorganization items, as applicable. The measures listed above are not a comprehensive list of all factors considered by Aliante Gaming in assessing its financial condition and operating performance, and we and Aliante Gaming may consider other individual measures as required by trends and discrete events arising in a specific period, but they are the key indicators.
          Aliante Gaming is a limited liability company disregarded as an entity separate from its owner for income tax purposes and as such, is a pass-through entity and is not liable for income tax in the jurisdiction in which it operates. Accordingly, a provision for income taxes is not included in Aliante Gaming’s financial statements.
          Consummation of the Plan on the Effective Date is subject to various regulatory approvals. We cannot assure you that Aliante Gaming will be successful in consummating the Plan. Please refer to our discussion under “Liquidity and Capital Resources—Cash Flows; Restructuring” for a more detailed discussion of the Chapter 11 Cases and the Restructuring Transactions.
          The following discussion and analysis should be read in conjunction with “Item 2. Financial Information—Selected Financial Data—Aliante Gaming” and “Item 15. Financial Statements and Exhibits— Aliante Gaming, LLC Unaudited Interim Condensed Financial Statements and Aliante Gaming, LLC Audited Financial Statements” included in this Registration Statement.

Results of Operations- Six Months Ended June 30, 2011 and 2010
The following table highlights our results of operations (in thousands, except percentages, unaudited):

	Six Months Ended
	June 30,		Percent
	2011	2010	Change
Net revenues	$34,345	$31,755	8.2%

Adjusted EBITDAM (i)	$5,103	$4,084	25.0%
Less:
Depreciation	2,241	13,962	(83.9)%
Management fees	999	898	11.2%
Restructuring and other charges	2,496	(75)	n/m
Preopening expenses	—	110	(100.0)%
Lease termination	—	97	(100.0)%

Operating loss	(633)	(10,908)	(94.2)%
Interest expense, net	(8,399)	(14,718)	(42.9)%
Reorganization items, net	(1,792)	—	100.0%

Net loss	$(10,824)	$(25,626)	(57.8)%

(i) EBITDA, earnings before interest, taxes, depreciation and amortization, is a widely used measure of operating performance in the gaming industry and is a principal basis for the valuation of gaming companies. Aliante Gaming has traditionally adjusted EBITDA when evaluating its property operating performance because it believes that the inclusion or exclusion of certain non-cash recurring, non-recurring items and management fees is necessary to present the most accurate measure of its property operating results and as a means to assess results period over period. Aliante Gaming refers to the financial measure that adjusts for these items as Adjusted EBITDAM. Aliante Gaming believes, when considered with measures calculated in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Adjusted EBITDAM is a useful financial performance measurement for assessing its property operating performance and is used by management in making financial and operational decisions. In this regard, Adjusted EBITDAM is a key metric used by Aliante Gaming in its budgeting process, when calculating returns on investment on existing and proposed projects and in the evaluation of incentive compensation related to property management. Adjusted EBITDAM consists of net income (loss) plus interest, taxes, depreciation and amortization, management fees, preopening expenses, lease termination, loss on disposal, impairment loss, restructuring and other charges, change in fair value of interest rate swap and reorganization items, as applicable. Aliante Gaming believes that while items excluded from Adjusted EBITDAM may be recurring in nature and should not be disregarded in evaluation of its property operating performance, it is useful to exclude such items when analyzing current property results and trends compared to other periods because these items can vary significantly depending on specific underlying transactions, the ability of the property to control such items or events and may not be comparable between the periods being presented. Also, Aliante Gaming believes excluded items may not relate specifically to current property operating trends or be indicative of future results. For example, lease terminations will be significantly different in periods when Aliante Gaming terminates a lease agreement and it is not expected to be comparable period over period, nor is the amount expected to follow any particular trend from period-to-period. In addition, management fees, while recurring in nature, are based on the operating results of the property and as such, the amount of management fees will vary in each period and are not considered property operating expenses. Therefore, Aliante Gaming uses Adjusted EBITDAM as the primary measure of its property operating performance. Aliante Gaming believes that its debt stakeholders use Adjusted EBITDAM as an appropriate financial measure in determining the value of their investment. To evaluate Adjusted EBITDAM and the trends it depicts, the components should be considered. The impact of interest, taxes, depreciation and amortization, management fees, preopening expenses, lease termination, loss on disposal, impairment loss, restructuring and other charges, change in fair value of interest rate swap and reorganization items, as applicable, each of which can significantly affect Aliante Gaming’s results of operations and liquidity, should be considered in evaluating its operating performance, and cannot be determined from Adjusted EBITDAM. Adjusted EBITDAM is used in addition to and in conjunction with GAAP measures and should not be considered as an alternative to net income (loss), or any other GAAP operating performance measure. To compensate for the inherent limitations of the disclosure of Adjusted EBITDAM, Aliante Gaming provides relevant disclosure of its depreciation and amortization, interest and other items in its reconciliations to GAAP financial measures and financial statements, all of which should be considered when evaluating Aliante Gaming’s performance. In addition, it should be noted that not all gaming companies that report Adjusted EBITDAM or adjustments to such measures may calculate Adjusted EBITDAM or such adjustments in the same manner as Aliante Gaming, and therefore, Aliante Gaming’s measure of Adjusted EBITDAM may not be comparable to similarly titled measures used by other gaming companies.
     The following table highlights the various sources of revenues and expenses for Aliante Gaming’s operations as compared to the prior year period (in thousands, except percentages, unaudited):

	Six Months Ended
	June 30,		Percent
	2011	2010	Change
Casino revenues	25,821	23,807	8.5%
Casino expenses	11,868	11,150	6.4%
Margin	54.0%	53.2%

Food and beverage revenues	6,605	5,938	11.2%
Food and beverage expenses	5,244	4,023	30.4%
Margin	20.6%	32.2%

Room revenues	3,046	2,815	8.2%
Room expenses	1,004	971	3.4%
Margin	67.0%	65.5%

Other revenues	1,603	1,743	(8.0)%
Other expenses	300	303	(1.0)%
Margin	81.3%	82.6%

Selling, general and administrative expenses	10,772	11,149	(3.4)%
Percent of net revenue	31.4%	35.1%
     Casino. Casino revenues increased 8.5% to $25.8 million for the six months ended June 30, 2011 as compared to $23.8 million for the six months ended June 30, 2010. The $2.0 million increase in casino revenues is due primarily to a 8.2% increase in slot revenues. Casino expenses increased 6.4% to $11.9 million for the six months ended June 30, 2011 as compared to $11.2 million for the six months ended June 30, 2010, primarily as a result of a net increase of $0.5 million in promotional and complimentary expenses.
     Food and Beverage. Food and beverage revenues increased 11.2% to $6.6 million for the six months ended June 30, 2011 as compared to $5.9 million for the prior year period, primarily as a result of revenues from Il Vino Cucina & Wine Bar which opened in June 2010. The number of restaurant guests served for the six months ended June 30, 2011 increased 78% compared to the prior year period, primarily as a result of a significant decrease in buffet prices which increased customer traffic to the buffet in addition to the opening of Il Vino Cucina & Wine Bar. Food and beverage expenses increased $1.2 million or 30.4% for the six months ended June 30, 2011 compared to the prior year period primarily due to the increase in the number of restaurant guests served.
     Room. The following table shows key information about hotel operations:

	Six Months Ended
	June 30,		Percent
	2011	2010	Change
Occupancy	90%	85%
Average daily rate	$83	$80	3.8%
Revenue per available room	$75	$68	10.3%

          The room occupancy rate and average daily room rate for the six months ended June 30, 2011 increased compared to the same period in the prior year, primarily due to higher revenues from group sales during the 2011 period. Room expenses increased for the six months ended June 30, 2011 compared to the same period in the prior year primarily due to the increased occupancy level.
          Other Revenues and Expenses. Other revenues primarily include income from leased outlets, the gift shop, and entertainment. Other revenues decreased by $0.1 million or 8.0% during the six month ended June 30, 2011 as compared to the same period in the prior year, primarily as a result of decreased rents earned from leased outlets. Other expenses decreased 1% for the same period.
          Selling, General and Administrative (“SG&A”). Selling, general and administrative expenses decreased 3.4% to $10.8 million for the six months ended June 30, 2011, compared to $11.1 million for the six months ended June 30, 2010. SG&A expenses as a percentage of revenue were 31.4% for the six months ended June 30, 2011, compared to 35.1% for the prior year period.
          Adjusted EBITDAM. Adjusted EBITDAM increased 25.0% to $5.1 million for the six months ended June 30, 2011, compared to $4.1 million for the six months ended June 30, 2010 as a result of the factors discussed above for casino, food and beverage, room, other revenues and expenses and SG&A. The Adjusted EBITDAM margin was 14.9% for the six months ended June 30, 2011, compared to 12.9% for the same period in the prior year.
          Depreciation. Depreciation expense was $2.2 million for the six months ended June 30, 2011, a decrease of $11.7 million, from $14.0 million for the six months ended June 30, 2010. The decrease in depreciation expense was the result of asset impairment charges taken at the end of 2010 which significantly reduced the total carrying value of Aliante Gaming’s depreciable assets.
          Restructuring and Other Charges. Restructuring and other charges were $2.6 million for the six months ended June 30, 2011 and are comprised of expenses related to the evaluation of financial and strategic alternatives and include legal, consulting and other professional services associated with Aliante Gaming’s reorganization efforts prior to the Petition Date, including preparation for the bankruptcy filing.
          Operating Loss. As a result of the factors discussed above, operating loss was $0.6 million for the six months ended June 30, 2011, compared to an operating loss of $10.9 million for the six months ended June 30, 2010.
          Interest Expense. Interest expense was $8.4 million for the six months ended June 30, 2011, compared to $14.7 million for the six months ended June 30, 2010. The decrease in interest expense was primarily a result of the bankruptcy filing on April 12, 2011. As a result of the bankruptcy filing, Aliante Gaming did not accrue for or make any interest payments on the Existing Facility subsequent to the Petition Date as it was classified as liabilities subject to compromise.
          Reorganization Items. Reorganization items were $1.8 million for the six months ended June 30, 2011 and are comprised of expenses incurred after the Petition Date including legal and advisory fees in connection with the Restructuring Transactions and the Chapter 11 Case.
          Net Loss. As a result of the factors discussed above, net loss for the six months ended June 30, 2011 was $10.8 million, compared to a net loss of $25.6 million recorded for six months ended June 30, 2010.
Results of Operations- Year Ended December 31, 2010 and 2009
          The following table highlights our results of operations (in thousands, except percentages, unaudited):

	Year Ended
	December 31,		Percent
	2010	2009	Change
Net revenues	$65,286	$69,454	(6.0)%

Adjusted EBITDAM (i)	$7,808	$7,227	8.0%
Less:
Depreciation	27,873	27,608	1.0%
Management fees	1,853	1,893	(2.1)%
Preopening expenses	116	150	(22.7)%
Lease termination	98	560	(82.5)%
Loss on disposal	8	476	(98.3)%
Impairment loss	466,500	—	100.0%
Restructuring and other charges	9,519	—	100.0%

Operating loss	(498,159)	(23,460)	2,023.4%
Interest expense, net	(30,332)	(27,749)	9.3%
Change in fair value of interest rate swaps	—	(6,503)	(100.0)%

Net loss	$(528,491)	$(57,712)	815.7%

(i) EBITDA, earnings before interest, taxes, depreciation and amortization, is a widely used measure of operating performance in the gaming industry and is a principal basis for the valuation of gaming companies. Aliante Gaming has traditionally adjusted EBITDA when evaluating its property operating performance because it believes that the inclusion or exclusion of certain non-cash recurring, non-recurring items and management fees is necessary to present the most accurate measure of its property operating results and as a means to assess results period over period. Aliante Gaming refers to the financial measure that adjusts for these items as Adjusted EBITDAM. Aliante Gaming believes, when considered with measures calculated in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Adjusted EBITDAM is a useful financial performance measurement for assessing its property operating performance and is used by management in making financial and operational decisions. In this regard, Adjusted EBITDAM is a key metric used by Aliante Gaming in its budgeting process, when calculating returns on investment on existing and proposed projects and in the evaluation of incentive compensation related to property management. Adjusted EBITDAM consists of net income (loss) plus interest, taxes, depreciation and amortization, management fees, preopening expenses, lease termination, loss on disposal, impairment loss, restructuring and other charges, change in fair value of interest rate swap and reorganization items, as applicable. Aliante Gaming believes that while items excluded from Adjusted EBITDAM may be recurring in nature and should not be disregarded in evaluation of its property operating performance, it is useful to exclude such items when analyzing current property results and trends compared to other periods because these items can vary significantly depending on specific underlying transactions, the ability of the property to control such items or events and may not be comparable between the periods being presented. Also, Aliante Gaming believes excluded items may not relate specifically to current property operating trends or be indicative of future results. For example, lease terminations will be significantly different in periods when Aliante Gaming terminates a lease agreement and it is not expected to be comparable period over period, nor is the amount expected to follow any particular trend from period-to-period. In addition, management fees, while recurring in nature, are based on the operating results of the property and as such, the amount of management fees will vary in each period and are not considered property operating expenses. Therefore, Aliante Gaming uses Adjusted EBITDAM as the primary measure of its property operating performance. Aliante Gaming believes that its debt stakeholders use Adjusted EBITDAM as an appropriate financial measure in determining the value of their investment. To evaluate Adjusted EBITDAM and the trends it depicts, the components should be considered. The impact of interest, taxes, depreciation and amortization, management fees, preopening expenses, lease termination, loss on disposal, impairment loss, restructuring and other charges, change in fair value of interest rate swap and reorganization items, as applicable, each of which can significantly affect Aliante Gaming’s results of operations and liquidity, should be considered in evaluating its operating performance, and cannot be determined from Adjusted EBITDAM. Adjusted EBITDAM is used in addition to and in conjunction with GAAP measures and should not be considered as an alternative to net income (loss), or any other GAAP operating performance measure. To compensate for the inherent limitations of the disclosure of Adjusted EBITDAM, Aliante Gaming provides relevant disclosure of its depreciation and amortization, interest and other items in its reconciliations to GAAP financial measures and financial statements, all of which should be considered when evaluating Aliante Gaming’s performance. In addition, it should be noted that not all gaming companies that report Adjusted EBITDAM or adjustments to such measures may calculate Adjusted EBITDAM or such adjustments in the same manner as Aliante Gaming, and therefore, Aliante Gaming’s measure of Adjusted EBITDAM may not be comparable to similarly titled measures used by other gaming companies.
          The following table highlights the various sources of revenues and expenses for Aliante Gaming’s operations as compared to the prior year:

	Year Ended December 31,
	2010	2009	Percent Change
(in thousands, except percentages)
Casino revenues	49,378	52,709	(6.3)%
Casino expenses	23,669	26,992	(12.3)%
Margin	52.1%	48.8%

Food and beverage revenues	12,609	13,388	(5.8)%
Food and beverage expenses	8,850	8,018	10.4%
Margin	29.8%	40.1%

	Year Ended December 31,
	2010	2009	Percent Change
Room revenues	5,575	5,597	(0.4)%
Room expenses	1,944	2,140	(9.2)%
Margin	65.1%	61.8%

Other revenues	3,241	3,684	(12.0)%
Other expenses	560	760	(26.3)%
Margin	82.7%	79.4%

Selling, general and administrative expenses	21,987	24,317	(9.6)%
Percent of net revenue	33.7%	35.0%
          Casino. Casino revenues decreased 6.3% to $49.4 million for the year ended December 31, 2010 compared to $52.7 million for the year ended December 31, 2009. The $3.3 million decrease in casino revenues is due primarily to a 5.1% decrease in slot revenues. Casino expenses decreased 12.3% to $23.7 million for the year ended December 31, 2010 as compared to $27.0 million for the year ended December 31, 2009, primarily due to a net decrease of 14.5% million in promotional and complimentary expenses, as well as a decrease in other casino expenses of 11.5% which resulted from cost efficiency efforts.
          Food and Beverage. Food and beverage revenues decreased 5.8% to $12.6 million for the year ended December 31, 2010 compared to $13.4 million for the year ended December 31, 2009, primarily as a result of a 5.4% decrease in the number of restaurant guests for the year ended December 31, 2010 compared to the prior year. Food and beverage expenses increased $0.8 million or 10.4% for the year ended December 31, 2010 compared to the prior year period primarily due to an increase in food and beverage-related commodity prices.
          Room. The following table shows key information about hotel operations:

	Year Ended
	December 31,		Percent
	2010	2009	change
Occupancy	85%	91%
Average daily rate	$78	$72	8.3%
Revenue per available room	$66	$66	—
          Room occupancy decreased for the year ended December 31, 2010 as compared to the year ended December 31, 2009, and the average daily room rate for the year ended December 31, 2010 increased for the year ended December 31, 2010 as compared to the year ended December 31, 2009. Revenue per available room remained steady at $66 for the years ended December 31, 2010 and 2009. Room expenses decreased for the year ended December 31, 2010 compared to the prior year primarily due to the decrease in occupancy.
          Other Revenues and Expenses. Other revenues primarily include income from leased outlets, the gift shop, and entertainment, and totaled $3.2 million for the year ended December 31, 2010 compared to $3.7 million for the year ended December 31, 2009. Other expenses decreased $0.2 million for the same period.
          Selling, General and Administrative (“SG&A”). Selling, general and administrative expenses decreased 9.6% to $22.0 million for the year ended December 31, 2010, compared to $24.3 million for the year ended December 31, 2009. SG&A expenses as a percentage of revenue decreased to 33.7% for the year ended December 31, 2010, compared to 35.0% for the prior year. The decrease in SG&A expenses was primarily the result of various cost reductions across the SG&A departments.
          Adjusted EBITDAM. Adjusted EBITDAM increased 8.0% to $7.8 million for the year ended December 31, 2010, compared to $7.2 million for the year ended December 31, 2009 as a result of the factors discussed above for casino, food and beverage, room, other revenues and expenses and SG&A. The Adjusted EBITDAM margin was 12.0% for the year ended December 31, 2010, compared to 10.4% for the prior year.
          Depreciation. Depreciation expense increased slightly to $27.9 million for the year ended December 31, 2010 compared to $27.6 million for the prior year as a result of additions to depreciable assets.
          Impairment Loss. During the year ended December 31, 2010, Aliante Gaming determined that indicators of asset impairment existed as a result of its ongoing losses and the events of default on its Existing Facility. As a result, Aliante Gaming reviewed substantially all of its long-lived assets for impairment at December 31, 2010 and recognized impairment charges totaling $466.5 million to reduce the carrying value of its property and equipment to fair value.
          Restructuring and Other Charges. Restructuring and other charges primarily represent advisory and legal fees associated with the Restructuring Transactions and the Chapter 11 Case incurred prior to the Petition Date. Subsequent to the Petition Date, such costs will be classified as reorganization items in accordance with authoritative accounting guidance. In addition, the year ended December 31, 2010 also included $2.5 million related to the write-off of unamortized debt issuance costs.
          Operating Loss. As a result of the factors discussed above, Aliante Gaming’s operating loss was $498.2 million for the year ended December 31, 2010, compared to an operating loss of $23.5 million for the year ended December 31, 2009.
          Interest Expense. Interest expense for the year ended December 31, 2010 increased to $30.3 million compared to $27.7 million for the year ended December 31, 2009. The increase is primarily due to an increase in the interest rate applicable to Aliante Gaming’s Existing Facility during 2010 as a result of events of default.
          Net Loss. As a result of the factors discussed above, net loss for the year ended December 31, 2010 was $528.5 million, compared to a net loss of $57.7 million for year ended December 31, 2009.
Results of Operations- Year Ended December 31, 2009 and 2008
          Aliante Gaming began operations in November 2008 therefore a comparison of annual results for the years ended December 31, 2009 and 2008 is not meaningful.
          Liquidity and Capital Resources
Cash Flows Restructuring
          Aliante Gaming is currently operating as a debtor in possession under Chapter 11 of the Bankruptcy Code. The Plan will not be fully implemented until the Effective Date. Pursuant to the Plan certain payments will be made on or shortly after the Effective Date, including payment of allowed priority claims, certain allowed secured claims and allowed general unsecured claims, as described in the Plan and the Disclosure Statement to Accompany the Plan filed with the Bankruptcy Court on the Petition Date.
          The Effective Date is also subject to the satisfaction or waiver of the following conditions: (i) the Bankruptcy Court will have entered an Order satisfactory to Aliante Gaming and certain Lenders; (ii) the Bankruptcy Court will have authorized the assumption and/or rejection of certain contracts of Aliante Gaming; (iii) all documents necessary to implement the transactions contemplated by the Plan shall be in form and substance reasonably acceptable to Aliante Gaming and certain Lenders; (iv) all actions necessary to implement the Plan shall have been effected; and (v) all material consents, actions, documents, certificates and agreements necessary to implement the Plan, including regulatory approvals shall have been obtained, effected, executed and delivered to the required parties.
          Starting on June 19, 2009, several defaults occurred under the Existing Facility due to missed interest and principal payments and failure to make certain payments under the Swap Agreement. All of these defaults remain uncured. Aliante Gaming notified the administrative agent under the Existing Facility that Aliante Gaming failed to make a payment on account of accrued interest under the Existing Facility that was scheduled to be made on June 17, 2009, which constituted an event of default thereunder. Due to the occurrence and continuation of events of default, the amounts outstanding under the Existing Facility and the Swap Agreement are immediately due and payable, subject to an automatic stay of any action to collect, assert or recover a claim against Aliante Gaming under applicable bankruptcy law. Based on the filing of the Chapter 11 Case, the entire balance outstanding under the Existing Facility and all of the amounts outstanding under the Swap Agreement are included in liabilities subject to compromise in the Plan in an aggregate principal amount of not less than $378,091,591, plus all interest accrued and unpaid thereon as of the Effective Date, and all unpaid fees, costs, expenses and other charges, claims and obligations (including indemnification claims) required to be paid or reimbursed, as applicable, pursuant to the Existing Facility and the Swap Agreement. Aliante Gaming classifies liabilities subject to compromise separately from its current and noncurrent liabilities that are not subject to compromise.
          Prior to the filing of the Chapter 11 Case, interest accrued on borrowings under the Existing Facility based on a floating rate. This floating rate was based upon a variable interest rate (a base rate or LIBOR, at Predecessors’ option) plus a spread that is dictated by a leverage ratio (“leverage grid-based spread”). From June 2009 through and after the Petition Date Predecessors did not make payments in connection with the Existing Facility, other than certain adequate protection payments, as provided in the Stipulation and Order (A) Authorizing Aliante Gaming, LLC Use of Cash Collateral and (B) granting Adequate Protection to the Lenders.
          Predecessor expects to fund existing operations and capital needs during the restructuring from operating cash flow and cash on hand, although that may be insufficient. Predecessor’s cash and cash equivalents at June 30, 2011 was $10.8 million. Capital expenditures for the six months ended June 30, 2011 were $0.4 million and Predecessor expects to spend an additional $1.1 million during the remainder of 2011. There can be no assurance that Predecessor’s cash flow will be adequate to meet anticipated working capital requirements and capital expenditures for existing operations.
Six Months Ended June 30, 2011
          For the six months ended June 30, 2011, operating activities provided $1.7 million in cash flows on $10.8 million in net losses compared to cash provided by operating activities of $3.3 million on $25.6 million in net losses for the six months ended June 30, 2010. The $1.6 million decrease in cash flows from operating activities resulted primarily from $0.7 million in cash used for reorganization items and other operating uses of cash, primarily changes in net working capital.
          For the six months ended June 30, 2011, Aliante Gaming used net cash of $0.4 million for investing activities which related to capital expenditures. Capital expenditures for the remainder of 2011 are anticipated to be approximately $1.1 million, consisting primarily of maintenance capital expenditures. However, to the extent that Aliante Gaming’s results of operations do not provide sufficient cash, some of the planned capital expenditures may be delayed in order to preserve short-term liquidity.
          For the six months ended June 30, 2011, Aliante Gaming used net cash of $0.4 million for financing activities representing principal payments on a capital lease arrangement. For the six months ended June 30, 2010, cash provided by financing activities was $0.4 million, primarily representing proceeds of $3.0 million from a letter of credit drawn down by Aliante Gaming’s insurance carrier, offset by debt issuance costs of $2.2 million and principal payments of $0.4 million on its capital lease arrangement. The proceeds from the letter of credit were placed in a restricted cash account representing collateral held by the insurance carrier. There were no distributions to the Member during the six months of June 30, 2011. Aliante Gaming does not expect to make cash payments for distributions to the Member for the remainder of 2011.
Year Ended December 31, 2010
          For the year ended December 31, 2010, Aliante Gaming used $0.6 million in cash flows for operating activities on $528.5 million in net losses compared to cash used in operating activities of $17.8 million on $57.7 million in net losses for the year ended December 31, 2009. The $17.3 million decrease in cash flows used in operating activities resulted primarily from a decrease of $23.3 million in cash paid for interest in 2009 offset by other operating uses of cash, primarily representing changes in net working capital.

          For the year ended December 31, 2010, investing activities provided $0.9 million in cash flows which included capital expenditures of $0.4 million. For the year ended December 31, 2010, financing activities provided $2.4 million in cash flows of which $3.0 million was related to borrowings under a letter of credit offset by $0.6 million in debt payments.
Off-Balance Sheet Arrangements
          The following table summarizes our anticipated obligations and commitments subsequent to the Effective Date (in thousands):

	Payments Due by Period
		Less than			After
	Total	1 year	1 - 3 years	4 - 5 years	5 years
Contractual obligations:
Senior Secured Credit Facility (a)	$45,000	$—	$—	$—	$45,000
Estimated interest payments on Senior Secured Credit Facility (b)	18,900	2,700	5,400	5,400	5,400
Assumed debt (c)	4,645	1,079	2,157	756	653

Total contractual cash obligations	$68,545	$3,779	$7,557	$6,156	$51,053

(a)	The outstanding principal amount of the Senior Secured Loans and all accrued and unpaid interest thereon will be payable on the maturity date, which shall be the earlier of the seventh anniversary of the effectiveness of the Senior Secured Credit Facility (the date of such effectiveness, the “Senior Secured Loan Closing Date”), or the acceleration of the Senior Secured Loans in accordance with the terms of the Senior Secured Credit Facility.

(b)	Pursuant to the Senior Secured Credit Facility, the Company may elect the Senior Secured Loans bear interest at the rate of, either (a) 6% per annum, as calculated above, payable in cash or (b) 10% per annum, which interest will be added to the principal amount of the Senior Secured Loans quarterly in arrears and subsequently treated as principal of the Senior Secured Loans. Following the third anniversary of the Senior Secured Loan Closing Date, the Senior Secured Loans will bear interest at the rate of six percent per annum, which interest will be payable in cash quarterly in arrears. If Aliante Gaming were to elect the Senior Secured Loans to bear interest at 10% per annum for the first three years, interest on the Senior Secured Credit Facility which would be added to the principal would be approximately $4.7 million for payments due less than one year and $10.8 million for payments due in years one to three and Aliante Gaming would pay interest of $7.3 million for payments due in years four to five and $7.3 million for payments due after five years.

(c)	Assumed debt includes principal and interest payments on equipment financing and special improvements district assessment.
          As of December 31, 2010, Aliante Gaming has no off-balance sheet arrangements.
          The following table summarizes Aliante Gaming’s contractual obligations and commitments as of December 31, 2010 (in thousands):

	Payments Due by Period
		Less than			After
	Total	1 year	1 - 3 years	4 - 5 years	5 years
Contractual obligations:
Long term debt (a)	$364,893	$360,440	$1,727	$2,050	$676
Estimated interest payments(b)	26,381	26,121	101	120	39

Total contractual cash obligations	$391,274	$386,561	$1,828	$2,170	$715

(a)	The total represents all of Aliante Gaming’s outstanding long-term debt at December 31, 2010 which includes $359,628 in outstanding principal under the Existing Facility, exclusive of accrued interest and accrued expenses. In accordance with the Plan, each of the Lenders will receive, on account, and in full satisfaction of its claims against Aliante Gaming, its pro rata share of (a) the New Equity which will be contributed to the Company in exchange for our Common Units and (b) 100% of the Senior Secured Credit Facility.

(b)	Interest is estimated based on the outstanding balance and interest rate as of December 31, 2010.
Inflation
          Aliante Gaming does not believe that inflation has had a significant impact on its revenues, results of operations or cash flows in the last three fiscal years.
Critical Accounting Policies
          The preparation of our and Aliante Gaming’s financial statements requires management to adopt accounting policies and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company and Aliante Gaming prepare financial statements in conformity with accounting principles generally accepted in the United States of America. Our business and industry is highly regulated. The majority of our revenue is counted in the form of cash, chips and tokens and therefore is not subject to any significant or complex estimation procedures.
          Aliante Gaming has determined that the following accounting policies and related estimates are critical to the preparation of its financial statements:

          Property and Equipment and Other Long-Lived Assets
          Aliante Gaming has a significant investment in long-lived property and equipment. Significant accounting policies that affect the reported amounts for these assets include the determination of the assets’ estimated useful life and evaluation of the assets’ recoverability. Aliante Gaming estimates useful lives for property and equipment based on historical experience and estimates of products’ commercial lives. Should the actual useful life of an asset differ from the estimated useful life, future operating results could be positively or negatively affected. Aliante Gaming reviews useful lives, obsolescence, and assesses commercial viability of these assets periodically.
          Property and equipment are initially recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the term of the capitalized lease, whichever is less. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred.
          Aliante Gaming must make estimates and assumptions when accounting for capital expenditures. Whether an expenditure is considered a maintenance expense or a capital asset is a matter of judgment. Aliante Gaming classifies items as maintenance capital to differentiate replacement type capital expenditures such as a new slot machine from investment type capital expenditures to drive future growth such as an expansion of its property. In contrast to normal repair and maintenance costs that are expensed when incurred, items classified as maintenance capital are expenditures necessary to keep the Casino at its current level and are typically replacement items due to the normal wear and tear of property and equipment as a result of use and age. Aliante Gaming’s depreciation expense is highly dependent on the assumptions made by management about assets’ estimated useful lives. Aliante Gaming determines the estimated useful lives based on its experience with similar assets, engineering studies and estimates of the usage of the asset. Whenever events or circumstances occur which change the estimated useful life of an asset, Aliante Gaming accounts for the change prospectively.
          Aliante Gaming assesses the recoverability of long-lived assets when circumstances indicate that the carrying amount of an asset may not be fully recoverable. Aliante Gaming evaluates its property and equipment and other long-lived assets for impairment in accordance with ASC Topic 360, Impairment or Disposal of Long-Lived Assets. For assets to be held and used, Aliante Gaming reviews fixed assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, Aliante Gaming compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model or market comparables, when available. For assets to be disposed of, Aliante Gaming recognizes the asset to be sold at the lower of carrying value or fair value less costs of disposal. Fair value for assets to be disposed of is generally estimated based on comparable asset sales, solicited offers or a discounted cash flow model.
          Slot Club Programs
          Aliante Gaming participates in Station’s Boarding Pass and Amigo Club player rewards programs (the “Programs”) which allow customers to redeem points earned from their gaming activity at all Station properties including Aliante Gaming for complimentary slot play, food, beverage, rooms, entertainment and merchandise. At the time redeemed, the retail value of complimentaries under the Programs is recorded as revenue with a corresponding offsetting amount included in promotional allowances. The cost associated with complimentary food, beverage, rooms, entertainment and merchandise redeemed under the Programs is recorded in casino costs and expenses on Aliante Gaming’s statements of operations.
          Under the Programs, customers are able to accumulate points over time that they may redeem at their discretion under the terms of the Programs. The estimated cost to provide points is expensed as the points are earned and is included in casino costs and expenses in the statements of operations. To arrive at the estimated cost associated with outstanding points under the Programs, various estimates and assumptions are made regarding incremental costs of the benefits, historical breakage/forfeiture rates and an estimate of the mix of goods and services Aliante Gaming believes, based on past customer redemption patterns, will be redeemed.

          Derivative Instruments
          From time to time Aliante Gaming enters into derivative instruments, typically in the form of interest rate swaps, in order to manage interest rate risks associated with its current and future borrowings. Aliante Gaming has adopted the accounting guidance for derivative instruments and hedging activities, as amended, to account for its interest rate swaps. The accounting guidance requires Aliante Gaming to recognize its derivative instruments as either assets or liabilities in its balance sheet at fair value. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument agreement depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. Additionally, the difference between amounts received and paid under such agreements, as well as any costs or fees, is recorded as a reduction of, or an addition to, interest expense as incurred over the life of the agreement.
          For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and the ineffective portion is recorded in the statement of operations. Derivative instruments that are designated as fair value hedges and qualify for the “shortcut” method under accounting for derivative instruments and hedging activities, as amended, are allowed an assumption of no ineffectiveness. As such, there is no impact on the statement of operations from the changes in the fair value of the hedging instrument. Instead, the fair value of the instrument is recorded as an asset or liability on the balance sheet with an offsetting adjustment to the carrying value of the related debt. For those derivative instruments that are not designated as hedges for accounting purposes, the change in fair value is recorded in the statement of operations in the period of change.
          Fluctuations in interest rates can cause the fair value of derivative instruments to change each reporting period, which could have a significant impact on the financial statements.
          Income Taxes
          Aliante Gaming is a limited liability company disregarded as an entity separate from its owner for income tax purposes and as such, is a pass-through entity and is not liable for income tax in the jurisdiction in which it operates. Accordingly, a provision for income taxes is not included in Aliante Gaming’s financial statements.
Recently Issued Accounting Standards
     In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”), which is effective for annual reporting periods beginning after December 15, 2011. This guidance amends certain accounting and disclosure requirements related to fair value measurements. Aliante Gaming is currently evaluating ASU 2011-04 and has not yet determined the impact the adoption will have on its financial statements.

          A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed standards, we have not yet determined the effect, if any, that the implementation of such proposed standards would have on our financial statements.
Quantitative and Qualitative Disclosures About Market Risk
          Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. As primarily all of our debt on the Effective Date will consist of the Senior Secured Loans, which accrue interest at a fixed-rate pursuant to the Senior Secured Credit Facility, we will not have exposure to interest rate risk. If additional debt is incurred to refinance the Senior Secured Loans or otherwise, future earnings and cash flow may be affected by changes in interest rates.
Fresh-Start Reporting
          Upon consummation of the Plan, the accounting for Aliante Gaming’s assets and liabilities, as reported in the subsequent financial statements of the Company, may materially change. As of the Effective Date, we anticipate that we will be required to adopt fresh-start reporting in accordance with ASC Topic 852. Under fresh-start reporting a new reporting entity is deemed created, and generally all assets and liabilities are revalued to their fair values. Certain of these values may differ materially from the values recorded on the condensed balance sheet as of June 30, 2011 included elsewhere in this Registration Statement. Additionally, the Company’s results of operations after the application of fresh-start reporting will not be comparable to Aliante Gaming’s results of operations for the previous periods. The Company may also choose to make other changes in accounting practices and policies as of the Effective Date. For all these reasons, the Company’s consolidated financial statements for periods subsequent to the Effective Date will not be comparable to Aliante Gaming’s prior periods.
ITEM 3. PROPERTIES.
          The Company does not currently own any property; however, upon the Effective Date, we expect to acquire, and indirectly own through Aliante Gaming, the land and building on which the Casino is located in North Las Vegas, Nevada. Substantially all of the property that we will own following the consummation of the Restructuring Transactions will be subject to liens to secure borrowings under the Senior Secured Credit Facility.
          The Casino is an approximately 700,000 square foot casino and hotel facility situated on approximately 40 acres that Aliante Gaming owns within the 1,905 acre Aliante master-planned community. The property lies between three of the main thoroughfares that run through the master-planned community Elkhorn Road to the north, the Las Vegas Beltway to the South and North Aliante Parkway to the west, See “Item 1. Business—Narrative Description of Business of Aliante Gaming” for a further description of the facility.
ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
          The Company was created to acquire the equity interests in Aliante Gaming in connection with the Restructuring Transactions. We have not yet issued any equity securities. In accordance with the Restructuring Transactions, on the Effective Date, we will acquire all of the equity interests of Aliante Gaming from the Lenders in exchange for our Common Units and our guarantee of Aliante Gaming’s Senior Secured Loans. See “Item 1. Business—Chapter 11 Reorganization.” We cannot say with certainty at this time the amount of Common Units that will be held by any Lender upon issuance on the Effective Date, it is expected that three holders will beneficially own greater than approximately 10% of the Common Units of the Company while four holders will beneficially own greater than approximately five percent of the Company’s Common Units as of the Effective Date.

Percentage of
Outstanding
Name and Address	Common Units(1)
Apollo ALST Holdco, LLC(2)	Greater than 10%
North LV Holdco LLC(3)	Greater than 10%
TPG ALST Holdco L.L.C.(4)	Greater than 10%
Merrill, Lynch, Pierce, Fenner & Smith(5)	Greater than 5%
Credit Agricole Leasing (USA), Corp.(6)	Greater than 5%
Halcyon Master Fund L.P.(7)	Greater than 5%
NYBEQ LLC(8)	Greater than 5%

(1)	We have not yet issued any membership interests.

(2)	The address of Apollo ALST Holdco, LLC is c/o Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New York, 10019. Apollo ALST Holdco, LLC is an affiliate of Apollo Management, L.P.

(3)	The address of North LV Holdco LLC is 650 Madison Avenue, 23rd Floor, New York, NY 10022. North LV Holdco LLC is an affiliate of Standard General LP.

(4)	The address of TPG ALST Holdco L.L.C. is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. TPG ALST Holdco L.L.C. is an affiliate of TPG Capital L.P.

(5)	The address of Merrill, Lynch, Pierce, Fenner & Smith is 214 N. Tryon St., NC1-027-15-01, Charlotte, NC 28255, Attn: Information Manager.

(6)	The address of Credit Agricole Leasing (USA), Corp. is 1301 Avenue of the Americas, New York, NY 10019-6022.

(7)	The address of Halcyon Master Fund L.P. is Walkers SPV, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002 Cayman Islands.

(8)	The address of NYBEQ LLC is c/o Natixis 9 West 57th Street, 15th Floor, New York, NY 10019. NYBEQ LLC is an affiliate of Natixis.
ITEM 5. MANAGERS AND EXECUTIVE OFFICERS.
          Pursuant to the terms of the Operating Agreement, our Board of Managers shall initially be comprised of four members designated as follows: (i) the three Lenders who are a holders of greater than 10% of our Common Units are each entitled to designate up to one individual to serve on the Board of Managers; and (ii) the Lenders who are holders of less than 10% of our Common Units are entitled to vote on the election of one individual to serve on the Board of Managers.
          The Company has appointed currently has no executive officers. In accordance with the terms of the Operating Agreement, the Board of Managers may appoint executive officers at any time. The Company anticipates appointing Mr. Soohyung Kim as Chief Executive Officer and Mr. Nicholas Singer as Chief Financial Officer. The Company anticipates appointing an asset manager (the “Asset Manager”) to meet with the manager weekly and the Board of Managers monthly regarding the operations of Aliante Gaming. The Asset Manager will have no authority to make final decisions on behalf of the Board of Managers with respect to operating plans, budgets and other matters pertaining to Aliante Gaming unless the Board of Managers provides written notice to the manager that the Asset Manager has such authority.
          Set forth below are the names, ages, positions, and biographical information of our managers and executive officer.

Name	Age	Position
Soohyung Kim	36	Manager, Chief Executive Officer, Secretary
James Coulter	52	Manager
Ellis Landau	67	Manager
Eugene Davis	56	Manager
Nicholas Singer	32	Chief Financial Officer, Assistant Secretary
          Mr. Kim is the Co-Chief Investment Officer of Standard General. Mr. Kim was formerly Director of Research and Founding Partner of Cyrus Capital Partners. Prior to that, he was a Principal at Och-Ziff Capital Management where he helped launch its fixed income business. Before joining Och-Ziff in 1999, he was an analyst on the proprietary trading desk at Bankers Trust Company. Mr. Kim is a member of the Board of Directors of New Young Broadcasting and a member of the Board of Directors of Greenwich House. He graduated with an A.B. from the Wilson School of Public and International Affairs at Princeton University. Mr. Kim’s qualifications to serve on our Board of Managers include his operating and leadership experience as Co-Chief Investment Officer in an investment firm. Through his involvement with Standard General he has provided leadership to companies that have been in distressed and turn-around situations and are undergoing dramatic changes. He brings to our Board of Managers extensive experience in finance, business development, mergers and acquisitions and business restructuring and integration.
          James Coulter is a Founding Partner of TPG Capital, L.P. (“TPG”), one of the world’s largest private equity firms. TPG is a leading private investment firm managing in excess of $48 billion in assets in more than 35 countries. Mr. Coulter serves as a member on numerous corporate and charitable boards; including Lenovo, J. Crew, Neiman Marcus, Creative Artist Agency, IMS Health, and the Vincraft Group. Mr. Coulter is a 1982 Phi Beta Kappa, summa cum laude graduate of Dartmouth College. In 1986, Mr. Coulter received an MBA from the Stanford Graduate School of Business, where he was named an Arjay Miller Scholar. Mr. Coulter’s qualifications to serve on our Board of Managers include his operating and leadership experience as co-founder in a private equity firm. Through his involvement with TPG he has provided leadership to companies that have been in distressed and turn-around situations and are undergoing dramatic changes. He brings to our Board of Managers extensive experience in finance, business development, mergers and acquisitions and business restructuring and integration.

     In 2006, Mr. Landau retired as Executive Vice President and Chief Financial Officer of Boyd Gaming Corporation, a position he held since he joined the company in 1990. Mr. Landau previously worked for Ramanda Inc., later known as Aztar Corporation, where he served as its Vice President and Treasurer, as well as U-Haul International in Phoenix and the Securities and Exchange Commission in Washington, D.C. From 2007 to 2011, Mr. Landau was a member of the Board of Directors of Pinnacle Entertainment, Inc., a leading gaming company. He served as Chairman of the Audit Committee and as a member of its Nominating and Governance Committee, and on its Compliance Committee. Other areas of support include his alma mater, Brandeis University, Jewish Federation of Las Vegas, the Make-A-Wish Foundation, and the United Way of Southern Nevada. He received his Bachelor of Arts in economics from Brandeis University in 1965 and his M.B.A. in finance from Columbia University Business School in 1967. He served in the United States Army Reserve from 1967 to 1973. Mr. Landau has served as a member of the board of directors of a national gaming company and an executive officer of another gaming company and will bring his experience in the industry to our Board of Managers. Mr. Landau as achieved success in the personal field and has demonstrated integrity and high personal and professional ethics, sound business judgment, and willingness to devote the time to his duties as director, in order to contribute to the Company’s overall corporate goals.
     Eugene I. Davis has served as the Chairman of the Board of U.S. Concrete, Inc. since 2010. Mr. Davis has served as Chairman and Chief Executive Officer of Pirinate Consulting Group, L.L.C., a privately-held consulting firm specializing in crisis and turn-around management and strategic advisory services for public and private business entities, since 1999. Prior to joining Pirinate Consulting, Mr. Davis was Chief Operating Officer of Total-Tel USA Communications, Inc., President of Emerson Radio Corp. and Chief Executive Officer of Sport Supply Group, Inc. Mr. Davis has served as director for numerous public and private companies across various industries. Mr. Davis currently serves on the boards of Atlas Air Worldwide Holdings, Inc., Dex One Corporation, GSI Group, Inc., Global Power Equipment Group Inc. and Spectrum Brands, Inc. Mr. Davis holds a Bachelor of Arts from Columbia College, a Masters of International Affairs in International Law and Organization from the School of International Affairs of Columbia University and a Juris Doctorate from the Columbia University School of Law. Mr. Davis has substantial public board experience and expertise in the corporate governance arena acquired through his service on a number of public company boards. As a result of these and other professional experiences, coupled with his strong leadership qualities, Mr. Davis possesses particular knowledge and experience in the areas of strategic planning, mergers and acquisitions, finance, accounting, capital structure and board practices of other corporations.
     Nicholas Singer is the co-managing member of Standard General LP. Mr. Singer was formerly a Founding Partner of Cyrus Capital Partners. Prior to that, he was a Principal at Och-Ziff Capital Management where he focused on both equity and fixed income investments. Before joining Och-Ziff in 2002, he was a distressed securities analyst on the High Yield Trading Desk at Goldman Sachs. From 2000 to 2001 he was an analyst in their Principal Investment Area. Mr. Singer served as a member of the Board of Directors of Aquila from 2005 through their $2.8 billion acquisition by Great Plains Energy in 2008. He graduated summa cum laude with a B.S. in Economics from the Wharton School and a B.A.S. in Electrical Engineering from the School of Engineering and Applied Science of the University of Pennsylvania. Mr. Singer will bring experience in finance and readership of companies that have been in distressed situations to the Company as Chief Financial Officer.

ITEM 6.	EXECUTIVE COMPENSATION.
     The Board of Managers will have the authority to appoint officers and fix their compensation in accordance with the terms of the Operating Agreement. We currently pay no compensation to the individuals expected to comprise our Board of Managers or to any executive officers. The compensation payable to our executive officers following the Effective Date has not yet been determined.
     The Board of Managers does not yet have any committees. In accordance with terms of the Operating Agreement, following the Effective Date, no member of the Board of Managers is entitled to receive remuneration for services rendered or goods provided to the Company for their services, except with respect to any Manager who is employed by the Company. However, the Company shall reimburse the Board of Managers for all reasonable travel and accommodation expenses incurred in connection with meeting of the Board of Managers.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.
Lenders
     Under the Plan, the Company expects to enter into the Senior Secured Credit Facility with Aliante Gaming, Wilmington Trust FSB, as administrative agent, and the lenders named therein, which will be holders of our Common Units. As discussed in “Item 1. Business — Chapter 11 Reorganization” the Senior Secured Credit Facility will consist of $45.0 million of Senior Secured Loans on the Effective Date. In addition, it is expected that affiliates of the Lenders will own 100% of the Common Units. In addition, pursuant to the Operating Agreement the Lenders will have the right to designate up to four individuals to serve on the Company’s Board of Managers. The members of our Board of Managers that are designated by the Lenders could be deemed to have a material direct or indirect interest in the Senior Secured Credit Agreement by virtue of their relationship with the Lenders. For a further discussion of the Senior Secured Credit Facility see “Item 1A. Risk Factors — We expect to have significant indebtedness upon the Effective Date”, “Item 1A. Risk Factors — Our indebtedness will impose restrictive covenants on us that will limit our flexibility in operating our business and may adversely affect our ability to compete or engage in favorable business or financing activities.” and “Item 2. Financial Information — Management’s Discussion and Analysis of Financial Condition and Results of Operation — ALST Casino Holdco, LLC — Liquidity and Capital Resources” For a further discussion of the Operating Agreement see “Item 5. Managers and Executive Officers” and “Item 11. Description of the Registrant’s Securities to be Registered.”

Manager Independence
     We intend to form committees of our Board of Managers and satisfy the independence requirements applicable to us following the Effective Date. Although we do not yet have any policies or procedures for the review, approval or ratification of transactions with related persons, we intend to implement such policies and procedures following the Effective Date.

ITEM 8.	LEGAL PROCEEDINGS.
     The Company is not a party to any litigation.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED EQUITY HOLDER MATTERS.
     (a) Market Information
     We have not yet issued any Common Units. Therefore, there is currently no established public trading market for our Common Units, and there are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in our Common Units. On the Effective Date, there will be outstanding Common Units. We have not agreed with any security holder to register any of our Common Units for sale by any security holder. Our Common Units are being issued pursuant to the Plan, and none of our Common Units is being publicly offered by us.
     (b) Holders
     We have not yet issued any Common Units. On the Effective Date, we anticipate that there will be approximately 13 holders of record of our Common Units.
     (c) Distributions
     We do not make, and do not anticipate making in the foreseeable future, any distributions on our Common Units. We expect that the Senior Secured Credit Facility will restrict our ability to declare or make distributions on our Common Units.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES.
     We have not yet issued any securities.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.
     The securities to be registered are the membership interests of the Company, referred to in this Registration Statement as “Common Units.” The rights of the Common Units will be set forth in the Operating Agreement. The following description of the rights of holders of Common Units is a summary and is qualified in its entirety by reference to the Operating Agreement, which we intend to enter into on the Effective Date.

Rights to Receive Allocations of Net Income and Loses; Distributions; Distributions in Liquidation
     Holders of Common Units share proportionally in the net income or loss of the Company and are entitled to receive distributions from the Company. Upon liquidation, the holders of Common Units may be entitled to any remaining assets of the Company after accounting for (i) the costs and expenses of the winding up, liquidation and termination of the Company, (ii) payment to creditors of the Company, and (iii) the necessary reserves that have been established to meet any and all contingent and unforeseen liabilities or obligations of the Company.
Voting Rights
     The Common Units are the only membership interests of the Company with voting rights. Holders of Common Units are entitled to one vote for each Common Unit held. Each holder of at least 10% of the Common Units is entitled to designate one manager to the Board of Managers of the Company. All holders of less than 10% of the Common Units are entitled to vote on the election of one manager to the Board of Managers of the Company. All holders of Common Units are entitled to vote on any and all matters that would require the approval of members of a limited liability organized under the laws of the State of Delaware and on certain specified matters requiring the approval of holders of at least two-thirds of the outstanding Common Units.
Management of the Company
     The Company is managed by the Board of Managers which has exclusive and complete authority and discretion to manage the operations and affairs of the Company and to make all decisions regarding the business of the Company. Any action authorized by the Board of Managers will constitute an act of and serve to bind the Company. Authorized actions by the Board of Managers requires an affirmative vote of a majority of the directors present at a meeting at which at least a majority of the entire Board of Managers is present.
Transfer Restrictions
     The transfer of Common Units to a transferee that (i) would result in such transferee holding 10% or more of the then outstanding Common Units held by all members (other than to a transferee that holds greater than 10% of the outstanding Common Units on the Effective Date) or (ii) is not an institutional investor, a person that operates in the gaming industry or holds a controlling stake in another person that operates in the gaming industry, will be ineffective without the consent of the Board of Managers (except to one or more permitted transferees).
     Additionally, no transfer of all or any portion of a membership interest in the Company may be made unless the following conditions have been met:
•	Transferor has delivered a fully executed copy of all documents relating to the transfer and the transferee (i) agrees to be bound by the terms of the Operating Agreement and the agreement governing the registration rights of holders of Common Units (the “Registration Rights Agreement”) and (ii) the transferee pays reasonable fees determined by the Board of Managers;
•	The parties to the transfer have complied with all applicable gaming laws and any requirements imposed by any applicable gaming authority;
•	Prior to a public offering of the Common Units, the transfer will not alter or terminate the Company’s current federal income tax treatment;
•	Prior to a public offering of the Common Units, the transfer will not require the filing of a registration statement under the applicable federal, state or non-United States securities laws by the Company;
•	The transfer will not cause the Company to be an investment company required to be registered under the Investment Company Act of 1940, as amended;

•	The transfer will not violate applicable federal, state or non-United States securities laws, rules or regulations;
•	The transferee has obtained all necessary gaming licenses; and
•	The transfer is not made to a person who lacks the legal right, power or capacity to own the Common Units.
     All transfers of Common Units are subject to the approval of the gaming authorities in Nevada.
Amendments to Operating Agreement
     Subject to certain limited exceptions, the Operating Agreement can only be amended by a vote of a majority of the Board of Managers and by a vote of members holding at least two-thirds of the total outstanding Common Units and cannot be amended to disproportionately and adversely affect the interests of any member without prior consent of each holder of Common Unit disproportionately adversely affected.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.
     The Operating Agreement provides that the Company shall indemnify and hold harmless present and former members or managers (and any officers, directors, shareholders, partners, equity holders, parents, agents, employees, representatives and affiliates of any manager or member) from and against any loss, claim, fine, penalty, damage or liability and any amounts expended in settlement of any claims, suffered or sustained by them, by reason of any acts, omissions or alleged acts or omissions arising out of their activities on behalf of the Company or otherwise in connection with the business of the Company, the fact that such person is serving at the request of the Company or any other acts, omissions or alleged acts or omissions arising out of their activities on behalf of the Company or otherwise in connection with the business of the Company, to the extent not reimbursed by insurance or other coverage if such person acted or omitted to act in good faith and in the belief that such acts or omissions were in the best interests of the Company and such acts, omissions or alleged acts or omissions upon which such actual or threatened action, proceeding or claims are based were not a result of fraud, gross negligence or willful misconduct by such indemnified party.
     In addition, the Operating Agreement provides that expenses (including attorneys’ fees) incurred by such indemnified party in connection with investigating, preparing to defend or defending any threatened, pending or completed lawsuit, action, investigation, suit or proceeding shall be paid by the Company upon receipt by the Company of an undertaking from such indemnified party; provided that if it is finally judicially determined that such indemnified party is not entitled to indemnification, then such party shall promptly reimburse the Company for any reimbursed or advanced expenses.
     The Operating Agreement provides the Company with the power to purchase insurance on behalf of the indemnified parties against liabilities asserted against the indemnified parties and arising out of the indemnified parties’ status as such.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.
     See “Item 15. Financial Statements and Exhibits.”

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.
     None.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS.
     Since our formation in May 2011, we have had no operations. We were formed for the purpose of acquiring substantially all of the equity interests of Aliante Gaming pursuant to its joint plan of reorganization under the Bankruptcy Code. We expect the reorganization of Aliante Gaming to be completed sometime during the fourth quarter of 2011. Accordingly, the audited and unaudited interim financial statements that follow are for Aliante Gaming.
     (a) Financial Statements:

(b) Exhibits

Exhibit Number	Exhibit Description
2.1*	First Amended Prepackaged Joint Chapter 11 Plan of Reorganization for Subsidiary Debtors, Aliante Debtors and Green Valley Ranch Gaming, LLC dated May 20, 2011 with Respect to Subsidiary Debtors and Aliante Debtors.

3.1*	Articles of Organization of the Company

10.1**	Form of Amended and Restated Operating Agreement of ALST Casino Holdco, LLC.

10.2**	Form of Management Agreement between Aliante Gaming, LLC and Station Casinos, LLC.

10.3**	License Agreement between North Vally Enterprises, LLC and Aliante Gaming, LLC dated January 6, 2006.

10.4**	Form of License Agreement between Station Casinos, LLC and Aliante Gaming, LLC.

10.5**	Form of Senior Secured Credit Facility by and among Aliante Gaming, LLC, ALST Casino Holdco, LLC, the Lenders named therein and Wilmington Trust, National Association as Administrative Agent.

21.1**	List of Subsidiaries.

*    Previously Filed.
** Filed herewith.

SIGNATURES
          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 28, 2011

ALST CASINO HOLDCO, LLC
By:	/s/ Soohyung Kim
	Name:	Soohyung Kim
	Title:	Manager

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Member of Aliante Gaming, LLC:
          We have audited the accompanying balance sheets of Aliante Gaming, LLC, a Nevada limited liability company (the “Company”), as of December 31, 2010 and 2009, and the related statements of operations, member’s (deficit) capital, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and has a working capital deficiency. In addition, the Company has failed to remain in compliance with certain financial maintenance covenants set forth in its $430 million Credit Facility and has failed to make scheduled principal or interest payments since April 2009. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.
/s/ Ernst & Young, LLP
Las Vegas, Nevada
March 30, 2011

ALIANTE GAMING, LLC
BALANCE SHEETS
(amounts in thousands)

	December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$9,919	$7,171
Restricted cash	509	485
Receivables, net	1,099	1,121
Inventories	648	586
Prepaid expenses	2,633	2,808
Debt issuance costs, net	—	5,947

Total current assets	14,808	18,118
Property and equipment, net	90,140	585,401
Other assets, net	6,920	3,954

Total assets	$111,868	$607,473

LIABILITIES AND MEMBER’S (DEFICIT) CAPITAL

Current liabilities:
Current portion of long-term debt	$360,440	$357,437
Accounts payable	2,443	1,375
Accrued payroll and related	1,307	1,081
Accrued interest payable	48,929	20,279
Accrued expenses and other current liabilities	2,367	1,881
Interest rate swaps termination liability	15,665	15,665
Due to affiliates, net	1,063	1,157
Due to Station Casinos, Inc., net	2,946	2,763

Total current liabilities	435,160	401,638
Long-term debt, less current portion	4,453	5,089

Total liabilities	439,613	406,727
Commitments and contingencies (Note 10)
Member’s (deficit) capital:
Aliante Holding, LLC	(327,745)	200,746

Total member’s (deficit) capital	(327,745)	200,746

Total liabilities and member’s (deficit) capital	$111,868	$607,473

The accompanying notes are an integral part of these financial statements.

ALIANTE GAMING, LLC
STATEMENTS OF OPERATIONS
(amounts in thousands)

	For the year ended December 31,
	2010	2009	2008
Operating revenues:
Casino	$49,378	$52,709	$11,237
Food and beverage	12,609	13,388	2,752
Room	5,575	5,597	650
Other	3,241	3,684	886

Gross revenues	70,803	75,378	15,525
Promotional allowances	(5,517)	(5,924)	(1,075)

Net revenues	65,286	69,454	14,450

Operating costs and expenses:
Casino	23,669	26,992	4,829
Food and beverage	8,850	8,018	1,815
Room	1,944	2,140	379
Other	560	760	442
Selling, general and administrative	21,987	24,317	4,098
Depreciation	27,873	27,608	2,422
Management fees	1,853	1,893	451
Preopening expenses	116	150	13,936
Impairment loss	466,500	—	—
Lease termination	98	560	—
Loss on disposal	8	476	—
Restructuring and other charges	9,987	—	—

	563,445	92,914	28,372

Operating loss	(498,159)	(23,460)	(13,922)
Other expense:
Interest expense, net	(30,332)	(27,749)	(3,098)
Change in fair value of interest rate swaps	—	(6,503)	(9,163)

Net loss	$(528,491)	$(57,712)	$(26,183)

The accompanying notes are an integral part of these financial statements.

ALIANTE GAMING, LLC
STATEMENTS OF MEMBER’S (DEFICIT) CAPITAL
(amounts in thousands)

			Accumulated
			other	Total
	Member	Accumulated	comprehensive	member’s
	contributions	deficit	loss	capital (deficit)
Balances, December 31, 2007	$209,000	$(1,212)	$(503)	$207,285
Interest rate swap fair value adjustment	—	—	(462)	(462)
Net loss	—	(26,183)	—	(26,183)
Contributions from member	51,903	—	—	51,903

Balances, December 31, 2008	$260,903	$(27,395)	$(965)	$232,543
Interest rate swap fair value adjustment	—	—	965	965
Net loss	—	(57,712)	—	(57,712)
Contributions from member	24,950	—	—	24,950

Balances, December 31, 2009	285,853	(85,107)	—	200,746
Net loss	—	(528,491)	—	(528,491)

Balances, December 31, 2010	$285,853	$(613,598)	$—	$(327,745)

The accompanying notes are an integral part of these financial statements.

ALIANTE GAMING, LLC
STATEMENTS OF CASH FLOWS
(amounts in thousands)

	For the year ended December 31,
	2010	2009	2008
Cash flows from operating activities:
Net loss	$(528,491)	$(57,712)	$(26,183)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	27,873	27,608	2,422
Change in fair value of interest rate swap	—	6,503	9,163
Impairment loss	466,500	—	—
Amortization of debt issuance costs	1,288	1,686	1,525
Loss on lease termination	98	560	—
Loss on disposal of equipment	8	476	—
Changes in assets and liabilities:
Restricted cash	(24)	(485)	—
Receivables, net	22	(289)	(832)
Inventories and prepaid expenses	113	(1,041)	(2,353)
Accounts payable	970	(12,083)	12,898
Accrued payroll and other current liabilities	712	(2,168)	4,996
Accrued interest	28,650	19,223	12
Due to affiliates, net	(94)	(204)	(631)
Due to Station Casinos, Inc., net	183	452	1,959
Other, net	1,625	(355)	(3,293)

Total adjustments	527,924	39,883	25,866

Net cash used in operating activities	(567)	(17,829)	(317)

Cash flows from investing activities:
Capital expenditures	(408)	(2,679)	(379,441)
Construction contracts payable	—	(16,097)	(9,811)
Proceeds from disposals of fixed assets	4	619	—
Other, net	1,352	—	—

Net cash provided by (used in) investing activities	948	(18,157)	(389,252)

Cash flows from financing activities:
Borrowings under Credit Facility, net	—	—	356,628
Borrowings under Letter of Credit	3,000	—	—
Contributions from member	—	24,950	51,903
Debt issuance costs	—	(2,255)	(129)
Debt payments	(633)	(905)	(63)

Net cash provided by financing activities	2,367	21,790	408,339

Cash and cash equivalents:
Change in cash and cash equivalents	2,748	(14,196)	18,770
Balance, beginning of year	7,171	21,367	2,597

Balance, end of year	$9,919	$7,171	$21,367

Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$445	$23,736	$1,588
Capital expenditures financed by debt	$—	$1,288	$5,638
The accompanying notes are an integral part of these financial statements.

ALIANTE GAMING, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010
1. Summary of Significant Accounting Policies
     Nature of Operations
     Aliante Gaming, LLC, a Nevada limited liability company, is a hotel/casino resort located in North Las Vegas, Nevada, doing business as Aliante Station Casino and Hotel (the “Company”) a wholly owned subsidiary of Aliante Holding, LLC (the “Parent”). The Company commenced operations on November 11, 2008, prior to which it was a development stage enterprise. Aliante Station, LLC, a wholly owned subsidiary of Station Casinos, Inc. (“Station”) jointly developed the project on 40 acres on the northeast corner of Interstate 215 and Aliante Parkway in the Aliante master-planned community with G.C. Aliante, LLC, a wholly owned subsidiary of Greenspun Gaming, LLC which is principally owned by members of the Greenspun family. Aliante Station, LLC and G.C. Aliante, LLC (collectively, the “Members”) each hold a 50 percent ownership in the Parent.
     Overview of Recent Events and Going Concern
     As a result of recent macroeconomic conditions, including the ongoing economic downturn in the Las Vegas area and a continuation of low consumer confidence levels, the Company has experienced lower than expected operating results. Consequently, the Company has failed to (i) remain in compliance with certain financial maintenance covenants set forth in its $430.0 million credit facility (the “Facility”) (which failure began in June, 2009 and has continued since such date) and (ii) make any scheduled principal or interest payments under the Facility since April 2009. As a result of the foregoing and the occurrence of certain other events of default under the Facility, the Company is currently in default under the Facility and, consequently, the Facility is accruing interest at the default rate specified in the credit documentation governing it and the Company is not permitted to draw on the revolving line of credit under the Facility (the “Revolver”).
     Although the lenders under the Facility have not agreed to waive the aforementioned events of default or forbear from exercising remedies with respect to the same, such lenders have, to date, voluntarily abstained from taking any enforcement action under the credit documentation governing the Facility. However, there can be no assurance that the lenders under the Facility will continue to forgo the exercise of remedies with respect to such events of default. Upon due notice to the Company under the terms of the credit documentation governing the Facility, the administrative agent thereunder may, and upon instruction from lenders holding over 50% of the obligations under the Facility will, among other things (i) declare the unpaid principal amount of and accrued interest on the loans and all other obligations under the Facility immediately due and payable and (ii) cause the collateral agent under the Facility to enforce any and all liens and security interests created pursuant to the collateral documents entered into in connection with the Facility.
     Certain of the lenders under the Facility have organized into a steering committee (the “Steering Committee”) and the Company has been in discussions with the Steering Committee and its representatives concerning a restructuring of the Company’s obligations under its Facility (a “Restructuring”). On March 22, 2011, the Company launched a solicitation of approvals by the lenders under the Facility for a plan of reorganization (the “Plan of Reorganization”) in which each of the lenders under the Facility will receive its pro rata share of 100% of the equity interests in the reorganized Company and its pro rata share of a new $45 million senior secured credit facility to be entered into upon consummation of the Plan of Reorganization. If the Company obtains the requisite approvals of its lenders pursuant to the solicitation of acceptances of the Plan of Reorganization, the Company will seek confirmation of the Plan of Reorganization under chapter 11 of title 11 of the United States Code (the “Chapter 11 Case”) by the United States Bankruptcy Court for the District of Nevada in Reno, Nevada (the “Bankruptcy Court”). In addition, in connection with the proposed Restructuring the Company and the Steering Committee are in discussions with third parties regarding a management agreement relating to the operation of the

Company during the pendency of the proposed Chapter 11 Case and following the consummation of the Plan of Reorganization.
     There can be no assurance that a sufficient percentage or number of lenders under the Facility will accept the Plan of Reorganization or that the Bankruptcy Court will confirm such plan. In addition, if the Plan of Reorganization is not accepted, confirmed or consummated, there can be no assurance that the Company will be able to successfully develop, prosecute, confirm and consummate a Restructuring or plan of reorganization that is acceptable to the Company’s creditors, equity holders and other parties in interest and to the Bankruptcy Court.
     The conditions and events described above raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments, except as described below, to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty. The accompanying financial statements have classified the outstanding indebtedness related to the Facility, as well as the termination settlement amount of the interest rate swaps entered into to hedge the Facility interest rate, as current due to this uncertainty.
     In addition, on July 28, 2009, Station and certain of its subsidiaries filed voluntary petitions in the Bankruptcy Court under chapter 11 of title 11 of the United States Code. The Bankruptcy Court entered an order confirming Station’s Joint Plan of Reorganization on August 27, 2010.
     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions for items such as slot club program liability, self-insurance reserves, bad debt reserves, estimated useful lives assigned to fixed assets and asset impairment that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.
     Cash and Cash Equivalents
     Cash and cash equivalents includes cash on hand, as well as investments purchased with an original maturity of 90 days or less. The Company maintains cash and cash equivalents at financial institutions that are insured by the Federal Deposit Insurance Corporation (the “FDIC”) up to $250,000. At times the balances in the accounts exceed the FDIC insured amount. The Company has not experienced any losses in such amounts and believes it is not exposed to any significant credit risk.
     Restricted Cash
     Restricted cash includes cash reserves required by regulation for race and sports book operations.
     Receivables, Net and Credit Risk
     Receivables, net consist primarily of casino, hotel and other receivables, which are typically non-interest bearing. Receivables are initially recorded at cost, and an allowance for doubtful accounts is maintained to reduce receivables to their carrying amount, which approximates fair value. The allowance is estimated based on a specific review of customer accounts, historical collection experience, the age of the receivable and other relevant factors. Accounts are written off when management deems the account to be uncollectible, and recoveries of accounts previously written off are recorded when received. Management does not believe that any significant concentrations of credit risk existed as of December 31, 2010.
     Inventories
     Inventories, which consist primarily of food and beverage items, certain supplies and retail items, are stated at the lower of cost or market, with cost being determined on a weighted-average basis.

     Fair Value of Financial Instruments
     The carrying value of the Company’s cash and cash equivalents, receivables and accounts payable approximates fair value primarily because of the short maturities of these instruments. Due to the balance under the Facility currently being in default, the Company believes it is impracticable to determine the fair value of its debt.
     Property and Equipment
     Property and equipment are initially stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the capitalized lease, whichever is less, beginning the month after the respective assets are placed in service. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred.
     The Company makes estimates and assumptions when accounting for capital expenditures. Whether an expenditure is considered a maintenance expense or a capital asset is a matter of judgment. The Company’s depreciation expense is highly dependent on the assumptions made about its assets estimated useful lives. The Company determines the estimated useful lives based on experience with similar assets, engineering studies and the Company’s estimate of the usage of the asset. Whenever events or circumstances occur which change the estimated useful life of an asset, the Company accounts for the change prospectively.
     The Company evaluates its property and equipment and other long-lived assets for impairment in accordance with the accounting guidance in the Impairment or Disposal of Long-Lived Assets Subsections of Accounting Standards Codification (“ASC”) Topic 360, Property, Plant and Equipment. For assets to be held and used, the Company reviews fixed assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, the Company compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is measured based on the excess of carrying value over fair value. For property and equipment, fair value is generally based on discounted cash flow models, real estate valuation techniques, or estimated prices for similar assets, all of which utilize Level 3 inputs under ASC Topic 820, Fair Value Measurements and Disclosures. For assets to be disposed of, the Company recognizes the asset to be sold at the lower of carrying value or fair market value less costs of disposal. Fair market value for assets to be disposed of is generally estimated based on comparable asset sales, solicited offers, or a discounted cash flow model utilizing Level 3 inputs under ASC Topic 820. During the year ended December 31, 2010, the Company determined that indicators of impairment existed as a result of its ongoing losses and the default on the credit facility. As a result, the Company performed an impairment review of its long-lived assets and recorded asset impairment charges totaling $466.5 million related to its property and equipment. No impairment losses were recognized by the Company for the years ended December 31, 2009 and 2008.
     Capitalization of Interest
     The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. Interest capitalization ceases once the project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with such construction projects, the Company capitalizes interest on amounts expended on the project at the Company’s weighted-average cost of borrowed money. No interest was capitalized during the years ended December 31, 2010 and 2009. Interest capitalized for the year ended December 31, 2008 was approximately $10.9 million.
     Debt Issuance Costs
     Debt issuance costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the expected terms of the related debt agreements on a straight-line basis, which approximates the effective-interest method. As a result of the current classification of the associated debt, debt issuance costs are included in current assets on the Company’s balance sheets as of December 31, 2009. Amortization of debt issuance costs was approximately $1.3 million, $1.7 million and $1.5 million for the years ended December 31, 2010, 2009 and 2008, respectively. As a result of the Company’s default on the Facility and developments in restructuring negotiations with its lenders, the Company’s remaining unamortized debt issuance costs totaling $2.5 million were written off at December 31, 2010.
     Base Stock
     The initial purchase of china, glassware, silverware, uniforms and certain other operating supplies is capitalized and recorded in base stock and is included in other assets, net on the Company’s balance sheets. With the exception of uniforms, which are amortized over a 36-month period, the purchase price of all other base stock items remains in base stock until those items are replaced. Major replacement costs are capitalized and recorded in base stock and the initial purchase price is expensed.
     Preopening Expenses
     Salaries and wages, advertising costs, promotional costs, supplies, utilities and similar expenses incurred during the construction phase of new facilities are expensed as incurred. For major projects, the construction phase typically covers a period of 12 to 24 months, with the majority of preopening costs incurred in the three months prior to opening. The Company incurred preopening expenses of approximately $0.1 million, $0.2 million and $13.9 million for the years ended December 31, 2010, 2009 and 2008, respectively.
     Advertising Costs
     The cost of advertising is expensed as incurred. For the years ended December 31, 2010 and 2009, these costs totaled approximately $1.8 million and $2.4 million, respectively. For the year ended December 31, 2008, advertising costs totaled approximately $1.6 million of which approximately $0.8 million is included in preopening expense on the Company’s statements of operations.
     Derivative Instruments
     From time to time the Company enters into derivative instruments, typically in the form of interest rate swaps, in order to manage interest rate risk associated with its current and future borrowings. The Company accounts for its derivative instruments in accordance with ASC Topic 815, Derivatives and Hedging, which requires the Company to recognize its interest rate swaps as either assets or liabilities in the balance sheets at fair value. The accounting for changes in the fair value (i.e., gains or losses) of the derivative instrument agreements depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. Additionally, the difference between amounts received and paid under such agreements as well as any costs or fees, is recorded as a reduction of, or an addition to, interest expense as incurred over the life of the agreement.
     For a derivative instrument that is designated and qualifies as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and the ineffective portion, if any, is recorded in the statements of operations.
     For a derivative instrument that is designated as a fair value hedge and qualifies for the “shortcut” method, the accounting guidance allows for an assumption of no ineffectiveness. As such, there is no impact on the statements of operations from the change in fair value of the hedging instrument. Instead, the fair value of the instrument is recorded as an asset or liability on the balance sheet with an offsetting adjustment to the carrying value of the related debt.
     For those derivative instruments that are not designated as hedges for accounting purposes, the change in fair value is recorded in the statements of operations in the period of the change (see Note 8).

     Revenues and Promotional Allowances
     The Company recognizes as casino revenues the net win from gaming activities, which is the difference between gaming wins and losses. All other revenues are recognized as the service is provided. The Company’s Boarding Pass player rewards program (the “Program”) allows customers to redeem points earned from their gaming activity at the Company or any Station property for complimentary food, beverage, rooms, entertainment and merchandise. Upon redemption, the retail value of complimentaries under the Program is recorded as revenue with a corresponding offsetting amount included in promotional allowances. The cost associated with complimentary food, beverage, rooms, entertainment and merchandise redeemed under the Program is recorded in casino costs and expenses. The estimated departmental costs of providing such promotional allowances are included in casino costs and expenses and consist of the following (amounts in thousands):

	For the year ended December 31,
	2010	2009	2008
Food and beverage	$5,053	$5,472	$1,001
Room	342	172	19
Other	83	140	11

Total	$5,478	$5,784	$1,031

     The Company also records a liability for the estimated cost of the outstanding points under the Program which the Company believes will ultimately be redeemed. At December 31, 2010 and 2009, $0.6 million and $0.3 million, respectively, was accrued for the cost of anticipated Program redemptions. The estimated cost of the outstanding points under the Program is calculated based on the total number of points earned but not yet achieving necessary redemption levels, converted to a redemption value times the average cost. The redemption value is estimated based on the average number of points needed to convert to rewards. The average cost is the incremental direct departmental cost for which the points are anticipated to be redeemed. When calculating the average cost the Company uses historical point redemption patterns to determine the redemption distribution between gaming, food, beverage, rooms, entertainment and merchandise as well as potential breakage.
     Other Comprehensive Loss
     The accounting guidance for reporting comprehensive income (loss) requires companies to disclose other comprehensive income (loss) and the components of such income (loss). Comprehensive loss is the total of net loss and all other nonmember changes in equity. During 2008, the Company recorded the effective portion of the changes in fair value of its interest rate swaps as other comprehensive loss in member’s capital on the Company’s balance sheets. Comprehensive loss was computed as follows (amounts in thousands):

	For the year ended December 31,
	2010	2009	2008
Net loss	$(528,491)	$(57,712)	$(26,183)
Changes in fair value of interest rate swap	—	965	(462)

Comprehensive loss	$(528,491)	$(56,747)	$(26,645)

     The deferred gains and losses on interest rate swaps included in accumulated other comprehensive loss at December 31, 2008 related to the Company’s interest rate swap which had been de-designated as a cash flow hedge for accounting purposes during the year ended December 31, 2008. The swaps were early terminated effective July 2, 2009, and as a result, the unamortized deferred net loss related to the interest rate swaps was transferred to earnings during the year ended December 31, 2009.
     Income Taxes
     On January 1, 2009, the Company adopted accounting standards related to accounting for uncertain income tax positions and did not record any cumulative effect adjustment to retained earnings as a result of this adoption. Under the accounting standards, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50.0% likelihood of being realized upon ultimate settlement. The accounting standards also provide guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and disclosure requirements for uncertain tax positions.
     The Company is a limited liability company disregarded as an entity separate from its owner for income tax purposes and as such, is a pass-through entity and is not liable for income tax in the jurisdiction in which the Company operates. As a result, no provision for income taxes has been made in the accompanying financial statements. The direct or indirect owners are responsible for including their respective share of the Company’s taxable income in their income tax returns. Due to its status as a pass-through entity, the Company recorded no liability associated with uncertain tax positions.
     Restructuring and Other Charges
     Restructuring and other charges includes various costs incurred in connection with a possible restructuring of the Company’s indebtedness, primarily legal, consulting and other professional services, and the charge to write off the Company’s remaining unamortized debt issue costs.
     Recently Issued Accounting Standards
     In April 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-16, Entertainment—Casinos (Topic 924): Accruals for Casino Jackpot Liabilities, a consensus of the FASB Emerging Issues Task Force. This guidance clarifies that an entity should not accrue jackpot liabilities (or portions thereof) before a jackpot is won if the entity can avoid paying that jackpot. Jackpots should be accrued and charged to revenue when an entity has the obligation to pay the jackpot. The guidance applies to both base and progressive jackpots. The guidance is effective for reporting periods beginning after December 15, 2010. Since the Company’s existing accounting policy for accrual of jackpot liabilities is consistent with the new guidance, the adoption of this guidance will have no impact on the Company’s financial statements.
     In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This guidance clarifies and extends the disclosure requirements about recurring and nonrecurring fair value measurements. The guidance is effective for reporting periods beginning after December 15, 2009. Accordingly, the Company adopted the new guidance in the first fiscal quarter of 2010. The adoption of this new guidance did not have a material impact on the Company’s financial statements.
2. Receivables
     Components of receivables are as follows (amounts in thousands):

	December 31,
	2010	2009
Casino	$29	$90
Hotel	249	170
Other	866	899

	1,144	1,159
Allowance for doubtful accounts	(45)	(38)

Receivables, net	$1,099	$1,121

3. Property and Equipment
     Property and equipment consists of the following (amounts in thousands):

	Estimated Life	December 31,
	(years)	2010	2009
Land	—	$8,296	$51,233
Buildings and improvements	2-45	93,822	456,131
Furniture, fixtures and equipment	3-7	45,912	106,797
Construction in progress		—	1,269

		148,030	615,430
Accumulated depreciation and amortization		(57,890)	(30,029)

Property and equipment, net		$90,140	$585,401

          During the year ended December 31, 2010, the Company determined that indicators of impairment existed as a result of its ongoing losses and the default on the Facility. The Company therefore tested substantially all of its assets for impairment, by comparing the estimated future cash flows, on an undiscounted basis, to the carrying value of its assets. The undiscounted cash flows did not exceed the carrying value, and impairment was measured based on the excess of the assets’ carrying value over fair value. As a result, the Company’s property and equipment was written down by $466.5 million. Fair value was estimated based primarily on a discounted cash flow model utilizing Level 3 inputs under the fair value measurement hierarchy.
4. Other Assets, Net
          Other assets, net consist of the following (amounts in thousands):

	December 31,
	2010	2009
Deposits	$4,341	$1,306
Base stock	2,579	2,648

Other assets, net	$6,920	$3,954

5. Due to Affiliate
     Prior to obtaining financing related to the development of the project, the Parent paid various costs on behalf of the Company. Such costs included items such as legal fees and design costs. At December 31, 2010 and 2009, amounts payable to Parent totaled approximately $1.1 million and $1.2 million, respectively.
6. Due to Station Casinos, Inc., net
     Aliante Station, LLC, a wholly owned subsidiary of Station, is the managing member of the Company and is, subject to certain limitations set forth in the credit documentation governing the Facility, generally entitled to receive a management fee for its services of 2% of the Company’s gross revenues (as defined in the Aliante Gaming, LLC Amended and Restated operating agreement) and approximately 5% of the earnings before interest, taxes, depreciation and amortization (“EBITDA”). Management fees incurred by the Company totaled approximately $1.9 million, $1.9 million and $0.5 million for the years ended December 31, 2010, 2009 and 2008, respectively. As a result of the occurrence of certain events of default under the Facility and certain other developments, the credit documentation governing the Facility does not currently permit the Company to pay any management fees to Aliante Station, LLC, however the Company continues to accrue the management fee expense. In addition, Station provides various other shared services to the Company such as purchasing, human resources, advertising and information technology and allocates the costs of the shared services to the Company. Expenses related to these shared services totaled approximately $3.7 million, $4.2 million and $1.2 million for the years ended December 31, 2010, 2009 and 2008, respectively. The Company also occasionally buys and sells slot machines and other equipment at net book value from Station. At December 31, 2010 and 2009, amounts payable to Station totaled approximately $2.9 million and $2.8 million, respectively.
7. Long-term Debt
     Long-term debt consists of the following (amounts in thousands):

	December 31,
	2010	2009
Construction Loan, due October 5, 2012, interest at a margin above the Alternate Base Rate or LIBOR plus the interest rate margin (7.25% and 7.25% at December 31, 2010 and 2009, respectively)(a)	$359,628	$356,628
Equipment financing, payable in 72 monthly installments including interest at a fixed rate of 5.9%	4,248	4,824
Special Improvement District assessment, payable in 32 semi-annual installments including interest at a fixed rate of 5.8%	1,017	1,074

Total long-term debt	364,893	362,526
Current portion of long-term debt	(360,440)	(357,437)

Total long-term debt	$4,453	$5,089

(a)	Percentage includes a default rate of 200 basis points
          In October 2007, the Company completed a $430.0 million credit facility with a group of banks which is secured by substantially all of the assets of the Company, and which provides for borrowings at a margin above the LIBOR rate of up to 325 basis points. The Facility is comprised of a $20.0 million revolving credit facility and a $410.0 million construction loan facility (the “Construction Loan”). On July 25, 2008, a member of the bank group was closed by the Office of the Comptroller of the Currency and the FDIC was named receiver. As a result, the available borrowings under the Revolver and Construction loan were reduced to $18.4 million and $391.1 million, respectively, which reflected the failed banks unfunded portion. The Facility required initial equity contributions from each partner of $105.0 million prior to utilization of the Facility and equity contributions for a completion guaranty, if necessary, for project costs that exceed $618.0 million exclusive of land acquisition costs and financing costs. The completion guaranty was a joint and several obligation of Station and G.C. Investments, LLC, an affiliate of G.C. Aliante, LLC and was completed in June of 2009. Proceeds from the Construction Loan were used to finance the construction and development costs associated with the development of the project. Borrowings under the Facility bear interest at a margin above the Alternate Base Rate or the Eurodollar Rate (each as defined in the Facility), as selected by the Company. The Facility contains certain financial and other covenants, including maintenance of certain Fixed Charge Ratios and Leverage Ratios, as defined in the credit agreement. The construction loan was terminated during 2009, and the revolver was terminated in August 2010 as a result of the existence of several events of default, including but not limited to, noncompliance with the covenants. In addition, the Company has not made any interest payments due on the Facility since April 14, 2009 and continues to accrue the unpaid interest including the default rate. In addition, in accordance with the terms of the Facility, the Company accrues interest on the unpaid interest at the default rate. As of December 31, 2010, the Company has failed to make interest payments on the Facility totaling $45.3 million.
          In February 2010, in anticipation of the expiration of a $3.0 million letter of credit the Company had in place to secure claims related to the construction of the property, the carrier of the Company’s insurance program drew the full amount of the letter of credit to hold as collateral. The letter of credit was issued under the Facility. This drawdown increased the principal balance outstanding under the Facility and the Company recorded an equal increase in noncurrent assets representing the collateral held by the insurance carrier.
          In addition to the initial equity contributions and the Facility, the Company entered into an equipment financing arrangement in the fourth quarter of 2008 in the amount of $5.6 million at an interest rate of 5.9%, terminating in November 2014. The agreement calls for monthly payments beginning December 1, 2008, of approximately $80,000 with a residual payment of $1.1 million to be paid in the final month.
          Scheduled maturities of long-term debt are as follows (amounts in thousands):

Years ending December 31,
2011	$360,440
2012	838
2013	889
2014	1,974
2015	76
Thereafter	676

Total	$364,893

          As a result of the Company’s defaults on its Facility and interest rate swaps, and in connection with the Company’s ability to continue as a going concern as discussed in Note 1, the outstanding indebtedness related to the Facility and the termination settlement liability related to the interest rate swaps entered into to hedge the Facility have been classified as current in the Company’s balance sheets at December 31, 2010 and 2009, respectively.
8. Derivative Instruments
          The Company’s objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses interest rate swaps as part of its cash flow hedging strategy. Interest rate swaps utilized as cash flow hedges involve the receipt of variable-rate payments in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. The Company does not use derivative financial instruments for trading or speculative purposes.
          As of December 31, 2008, the Company had two floating-to-fixed interest rate swaps with a notional amount of $274.0 million. These interest rate swaps were previously designated as hedging instruments, and were de-designated during the year ended December 31, 2008. Effective July 2, 2009, these swaps were terminated early and a $15.7 million liability was recorded representing the termination settlement amount. As a result of the termination, the remaining balance of deferred losses totaling $0.8 million was transferred from accumulated other comprehensive loss into earnings during 2009. The termination settlement amount of the swaps is classified as a current liability in the accompanying balance sheets as of December 31, 2010 and 2009. In accordance with the terms of the arrangement, the Company accrues interest on the unpaid termination settlement amount and the accrued unpaid interest as of the termination date at the rate of 1-month LIBOR plus 1%.
          Accumulated other comprehensive loss on the Company’s balance sheets includes deferred gains and losses related to its interest rate swaps that were previously designated as hedging instruments. At December 31, 2010 and 2009, there is no deferred loss on derivative instruments remaining in accumulated other comprehensive loss.
     The activity in deferred losses on derivatives included in accumulated other comprehensive loss is as follows (amounts in thousands):

	For the year ended
	December 31,
	2010	2009	2008
Deferred losses on derivatives included in accumulated other comprehensive loss, beginning balance	$—	$(965)	$(503)
Losses reclassified from other comprehensive loss into operations (effective portion) in change of fair value of derivative instruments	—	—	(608)
Losses reclassified from other comprehensive loss into operations (effective portion) in change of fair value of derivative instruments	—	176	146
Losses reclassified from other comprehensive loss into operations as a result of the discontinuance of cash flow hedges because it became probable that the original forecasted transactions would not occur	—	789	—

Deferred losses on derivatives included in accumulated other comprehensive loss, ending balance	$—	$—	$(965)

          Presented below are the effects of derivative instruments on the Company’s statement of operations (amounts in thousands):

	For the year ended
	December 31,
	2010	2009	2008
Amounts included in change in fair value of derivative instruments:
Net losses for derivatives not designated as hedging instruments	$—	$(5,538)	$(9,017)
Losses reclassified from other comprehensive loss into operations (effective portion) in change in fair value of derivative instruments	—	(176)	(146)
Losses reclassified from other comprehensive loss into operations as a result of the discontinuance of cash flow hedges because it became probable that the original forecasted transactions would not occur	—	(789)	—

Total derivative (losses) gains included in statements of operations	$—	$(6,503)	$(9,163)

          The difference between amounts received and paid under the Company’s interest rate swap agreements, as well as any costs or fees, is recorded as a reduction of, or an addition to, interest expense as incurred over the life of the interest rate swaps. The net effect of the interest rate swaps resulted in an increase in interest expense of approximately $0.3 million, $4.9 million and $1.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.
9. 401(k) Plan
     All employees of the Company who meet certain age and length of service requirements are eligible to participate in Station’s defined contribution 401(k) plan (the “Plan”). Plan participants can elect to defer before tax compensation through payroll deductions. These deferrals are regulated under Section 401(k) of the Internal Revenue Code. During 2010 and 2009, the Plan allowed employer contributions of up to 50% of the first 4% of each participating employee’s compensation, however the Company suspended employer contributions effective January 1, 2009 and therefore made no employer contributions during 2010 and 2009. The Company’s matching contribution was approximately $55,000 for the year ended December 31, 2008.
10. Commitments and Contingencies
Legal Matters
     The Company is a litigant in legal matters arising in the normal course of business. In the opinion of management, all pending legal matters are either adequately covered by insurance or, if not insured, will not have a material adverse effect on the financial position or the results of operations of the Company.
11. Leases
     The Company, as lessor, leases the majority of its restaurants and some of its entertainment outlets under leases with terms ranging from 5 to 10 years. The leases provide for annual guaranteed minimum rent and/or percentage rent that ranges from 0% to 12% of gross revenues. The majority of Company’s leases provide only for percentage rent and as a result, future minimum lease payments are insignificant. Revenue generated from these leases totaled approximately $1.6 million, $1.7 million and $0.4 million for the years ended December 31, 2010, 2009 and 2008, respectively, which is reflected in other revenues on the Company’s statements of operations. The Company recognizes percentage rent when earned. During the years ended December 31, 2010 and 2009, the Company terminated certain leases and as a result, incurred lease termination expense of $0.1 million and $0.6 million, respectively, for those years.

12. Subsequent Events
     Subsequent to December 31, 2010, the Company elected not to make an additional $7.3 million of interest payments on its Facility.
     Management has evaluated all activity of the Company through March 30, 2011, the date the financial statements were available to be issued, and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.
13. Subsequent Events (Unaudited)
     Subsequent to March 31, 2011, the Company elected not to make an additional $5.0 million of interest payments on its Facility.
     Management has evaluated all activity of the Company and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

ALIANTE GAMING, LLC
(DEBTOR-IN-POSSESSION)
CONDENSED BALANCE SHEETS
(amounts in thousands)

	June 30,	December 31,
	2011	2010
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$10,772	$9,919
Restricted cash	159	509
Receivables, net	1,307	1,099
Due from affiliates, net	417	—
Inventories	610	648
Prepaid expenses	2,777	2,633

Total current assets	16,042	14,808
Property and equipment, net	88,333	90,140
Other assets, net	6,341	6,920

Total assets	$110,716	$111,868

LIABILITIES AND MEMBERS’ DEFICIT
Current liabilities:
Current portion of long-term debt	$814	$360,440
Accounts payable	1,147	2,443
Accrued payroll and related	2,103	1,307
Accrued interest payable	—	48,929
Accrued expenses and other current liabilities	3,406	2,367
Interest rate swaps termination liability	—	15,665
Due to affiliates, net	—	4,009

Total current liabilities	7,470	435,160
Long-term debt, less current portion	4,061	4,453

Total liabilities not subject to compromise	11,531	439,613
Liabilities subject to compromise	437,754	—

Total liabilities	449,285	439,613

Commitments and contingencies (Note 8)

Members’ deficit:
Aliante Holding, LLC	(338,569)	(327,745)

Total liabilities and members’ deficit	$110,716	$111,868

The accompanying notes are an integral part of these condensed financial statements.

ALIANTE GAMING, LLC
(DEBTOR-IN-POSSESSION)
CONDENSED STATEMENTS OF OPERATIONS
(amounts in thousands)
(unaudited)

	For the six months ended
	June 30,
	2011	2010
Operating revenues:
Casino	$25,821	$23,807
Food and beverage	6,605	5,938
Room	3,046	2,815
Other	1,603	1,743

Gross revenues	37,075	34,303
Promotional allowances	(2,730)	(2,548)

Net revenues	34,345	31,755

Operating costs and expenses:
Casino	11,868	11,150
Food and beverage	5,244	4,023
Room	1,004	971
Other	300	303
Selling, general and administrative	10,772	11,149
Depreciation	2,241	13,962
Management fees	999	898
Restructuring and other charges	2,550	—
Preopening expenses	—	110
Lease termination	—	97

	34,978	42,663

Operating loss	(633)	(10,908)
Interest expense, net (contractual interest for the six months ended June 30, 2011 was $15.0 million)	(8,399)	(14,718)

Loss before reorganization items	(9,032)	(25,626)
Reorganization items, net	(1,792)	—

Net loss	$(10,824)	$(25,626)

The accompanying notes are an integral part of these condensed financial statements.

ALIANTE GAMING, LLC
(DEBTOR-IN-POSSESSION)
CONDENSED STATEMENTS OF CASH FLOWS
(amounts in thousands)
(unaudited)

	For the six months ended
	June 30,
	2011	2010
Cash flows from operating activities:
Net loss	$(10,824)	$(25,626)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	2,241	13,962
Reorganization items	1,792	—
Amortization of debt issuance costs	—	1,087
Loss on lease termination	—	97
Changes in assets and liabilities:
Restricted cash	350	(2,874)
Receivables, net	(208)	121
Inventories and prepaid expenses	(106)	52
Accounts payable	(1,296)	(92)
Accrued payroll and other current liabilities	720	2,019
Accrued interest	8,249	14,021
Due to affiliates, net	857	331
Other, net	579	226

Total adjustments	13,178	28,950

Net cash provided by operating activities before reorganization items	2,354	3,324

Net cash used for reorganization items	(677)	—

Net cash provided by operating activities	1,677	3,324

Cash flows from investing activities:
Capital expenditures	(434)	(431)
Proceeds from disposals of fixed assets	—	14
Other, net	—	(30)

Net cash used in investing activities	(434)	(447)

Cash flows from financing activities:
Borrowings under letter of credit	—	3,000
Debt payments	(390)	(404)

Debt issuance costs	—	(2,214)

Net cash (used in) provided by financing activities	(390)	382

Cash and cash equivalents:
Change in cash and cash equivalents	853	3,259
Balance, beginning of year	9,919	7,171

Balance, end of period	$10,772	$10,430

Supplement cash flow disclosure:
Cash paid for interest	$150	$135
The accompanying notes are an integral part of these condensed financial statements.

ALIANTE GAMING, LLC
(DEBTOR-IN-POSSESSION)
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2011
1. Organization
     Organization
     Aliante Gaming, LLC, a Nevada limited liability company, is a hotel/casino resort located in North Las Vegas, Nevada, doing business as Aliante Station Casino + Hotel (the “Company”) a wholly owned subsidiary of Aliante Holding, LLC (the “Parent”). The Company commenced operations on November 11, 2008, prior to which it was a development stage enterprise. Aliante Station, LLC (“Aliante Station”), a wholly owned subsidiary of Station Casinos, Inc. (“Old Station”) jointly developed the project on 40 acres on the northeast corner of Interstate 215 and Aliante Parkway in the Aliante master-planned community with G.C. Aliante, LLC, a wholly owned subsidiary of Greenspun Gaming, LLC which is principally owned by members of the Greenspun Family. Aliante Station and G.C. Aliante, LLC (collectively, the “Members”) each hold a 50 percent ownership in the Parent.
     Overview of Recent Events
     As a result of recent macroeconomic conditions, including the ongoing downturn in the Las Vegas area and a continuation of low consumer confidence levels, the Company experienced lower than expected operating results. Consequently, the Company failed to (i) remain in compliance with certain financial maintenance covenants set forth in its $430.0 million credit facility (the “Facility”) and (ii) make any scheduled principal or interest payments under the Facility since April 2009. On April 12, 2011 (the “Petition Date”), the Company, together with the Parent and Aliante Station, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code (the “Chapter 11 Case”), in the Bankruptcy Court to preserve their assets and the value of their estates. The Chapter 11 Case is jointly administered with certain subsidiaries of Old Station and Green Valley Ranch Gaming, LLC under the lead case In re Station Casinos, Inc., et. al. originally filed on July 28, 2009 (Jointly Administered Case No. 09-52477) (the “Station Cases”). Old Station emerged from Chapter 11 on June 17, 2011 as Station Casinos LLC (“New Station”, and collectively with Old Station, “Station”).
     On May 20, 2011, the Company, the Parent, Aliante Station and certain other affiliates of Old Station filed with the Bankruptcy Court an amended joint plan of reorganization resulting from negotiations with its lenders (the “Lenders”) under the Company’s Facility and its International Swaps and Derivatives Association master agreement (the “Swap Agreement”). On May 25, 2011 (the “Confirmation Date”), the Bankruptcy Court issued an Order Confirming Debtors’ First Amended Joint Plan of Reorganization (the “Order”), confirming the amended joint plan of reorganization, as modified by the Findings of Fact and Conclusions of Law in Support of Order Confirming Debtors’ First Amended Joint Plan of Reorganization (the “Findings of Fact”) entered contemporaneously with the Order (the amended joint plan of reorganization as modified by the Findings of Fact, the “Plan”). The Plan will become effective following the satisfaction or waiver of certain conditions set forth in the Plan (the “Effective Date”). Under the Plan, upon the Effective Date, the Company and the Lenders agree to enter into a series of restructuring transactions pursuant to which the Lenders would receive new equity and new debt of the Company, as reorganized as of the Effective Date pursuant to the Plan. See Note 3 — Voluntary Reorganization Under Chapter 11 of the Bankruptcy Code.
2. Summary of Significant Accounting Policies
     Basis of Presentation
     These financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations, although we believe that the disclosures are adequate to make the information presented not misleading. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary for a fair presentation of the results for the interim periods have been made. The results for the six months ended June 30, 2011 are not necessarily indicative of results to be expected for the full fiscal year. These financial statements should be read in conjunction with the Company’s financial statements and notes thereto for the year ended December 31, 2010.

     Accounting Standards Codification (“ASC”) Topic 852, Reorganizations (“ASC Topic 852”) provides accounting guidance for financial reporting by entities in reorganization under the Bankruptcy Code including companies in chapter 11, and generally does not change the manner in which financial statements are prepared. The condensed financial statements have been prepared on a going concern basis, which assumes continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. The Chapter 11 Case create substantial doubt about the Company’s ability to continue as a going concern. The accompanying condensed financial statements do not reflect any adjustments relating to the recoverability of assets and the classification of liabilities that might result from the outcome of these uncertainties. In addition, the plan of reorganization could materially change the amounts and classifications reported in the condensed financial statements, and the accompanying condensed financial statements do not give effect to any adjustments to the carrying values of assets or amounts of liabilities that might be necessary as a consequence of confirmation of the plan of reorganization.
     ASC Topic 852 requires that the financial statements for periods subsequent to the filing of the Chapter 11 Case distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. As a result, revenues, expenses, realized gains and losses, and provisions for losses incurred after the Petition Date that can be directly associated with the reorganization and restructuring of the business were reported separately as reorganization items in the statements of operations. ASC Topic 852 also requires that the balance sheet distinguish pre-petition liabilities subject to compromise from both those pre-petition liabilities that are not subject to compromise and from post-petition liabilities, and requires that cash used for reorganization items be disclosed separately in the statement of cash flows. The Company adopted ASC Topic 852 on April 12, 2011 and has segregated those items as outlined above for all reporting periods subsequent to such date.
     The Company’s ability to continue as a going concern is contingent upon, among other things, its ability to (i) generate sufficient cash flow from operations; and (ii) obtain confirmation of a plan of reorganization under the Bankruptcy Code. In the event the Company’s restructuring activities are not successful and it is required to liquidate, the Company will be required to adopt the liquidation basis of accounting. Under the liquidation basis of accounting, assets are stated at their estimated net realizable values and liabilities are stated at their estimated settlement amounts.
     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions for items such as slot club program liability, self-insurance reserves, bad debt reserves, estimated useful lives assigned to fixed assets and asset impairment that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.
     Cash and Cash Equivalents
     Cash and cash equivalents includes cash on hand, as well as investments purchased with an original maturity of 90 days or less. The Company maintains cash and cash equivalents at financial institutions that are insured by the Federal Deposit Insurance Corporation (the “FDIC”) up to $250,000. At times the balances in the accounts exceed the FDIC insured amount. The Company has not experienced any losses in such amounts and believes it is not exposed to any significant credit risk.
     Restricted Cash
     Restricted cash includes cash reserves required by regulation for race and sports book operations.
     Receivables, Net and Credit Risk
     Receivables, net consist primarily of casino, hotel and other receivables, which are typically non-interest bearing. Receivables are initially recorded at cost, and an allowance for doubtful accounts is maintained to reduce receivables to their carrying amount, which approximates fair value. The allowance is estimated based on a specific review of customer accounts, historical collection experience, the age of the receivable and other relevant factors. Accounts are written off when management deems the account to be uncollectible, and recoveries of accounts previously written off are recorded when received. Management does not believe that any significant concentrations of credit risk existed as of June 30, 2011.
     Inventories
     Inventories, which consist primarily of food and beverage items, certain supplies and retail items, are stated at the lower of cost or market, with cost being determined on a weighted-average basis.
     Fair Value of Financial Instruments
     The carrying value of the Company’s cash and cash equivalents, receivables and accounts payable approximates fair value primarily because of the short maturities of these instruments. The Facility is classified as liabilities subject to compromise as a result of the Chapter 11 Case and is carried at the expected amount of the allowed claims which approximates fair value.
     Property and Equipment
     Property and equipment are initially stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the capitalized lease, whichever is less, beginning the month after the respective assets are placed in service. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred.
     The Company makes estimates and assumptions when accounting for capital expenditures. Whether an expenditure is considered a maintenance expense or a capital asset is a matter of judgment. The Company’s depreciation expense is highly dependent on the assumptions made about its assets estimated useful lives. The Company determines the estimated useful lives based on experience with similar assets, engineering studies and the Company’s estimate of the usage of the asset. Whenever events or circumstances occur which change the estimated useful life of an asset, the Company accounts for the change prospectively.
     The Company evaluates its property and equipment and other long-lived assets for impairment in accordance with the accounting guidance in the Impairment or Disposal of Long-Lived Assets Subsections ASC Topic 360, Property, Plant and Equipment. For assets to be held and used, the Company reviews fixed assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, the Company compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is measured based on the excess of carrying value over fair value. For property and equipment, fair value is generally based on discounted cash flow models, real estate valuation techniques, or estimated prices for similar assets, all of which utilize Level 3 inputs under ASC Topic 820, Fair Value Measurements and Disclosures. For assets to be disposed of, the Company recognizes the asset to be sold at the lower of carrying value or fair market value less costs of disposal. Fair market value for assets to be disposed of is generally estimated based on comparable asset sales, solicited offers, or a discounted cash flow model utilizing Level 3 inputs under ASC Topic 820. No impairment losses were recognized by the Company for the six months ended June 30, 2011 and 2010, respectively.
     Debt Issuance Costs
     Debt issuance costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the expected terms of the related debt agreements on a straight-line basis, which approximates the effective-interest method. As a result of the Company’s default on the Facility and developments in restructuring negotiations with its lenders, the Company’s remaining unamortized debt issuance costs totaling $2.5 million were written off at December 31, 2010.
     Base Stock
     The initial purchase of china, glassware, silverware, uniforms and certain other operating supplies is capitalized and recorded in base stock and is included in other assets, net on the Company’s balance sheets. With the exception of uniforms, which are amortized over a 36-month period, the purchase price of all other base stock items remains in base stock until those items are replaced. Major replacement costs are capitalized and recorded in base stock and the initial purchase price is expensed.

     Advertising Costs
     The cost of advertising is expensed as incurred.
     Derivative Instruments
     From time to time the Company enters into derivative instruments, typically in the form of interest rate swaps, in order to manage interest rate risk associated with its current and future borrowings. The Company accounts for its derivative instruments in accordance with ASC Topic 815, Derivatives and Hedging, which requires the Company to recognize its interest rate swaps as either assets or liabilities in the balance sheets at fair value. The accounting for changes in the fair value (i.e., gains or losses) of the derivative instrument agreements depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. Additionally, the difference between amounts received and paid under such agreements as well as any costs or fees, is recorded as a reduction of, or an addition to, interest expense as incurred over the life of the agreement.
     For a derivative instrument that is designated and qualifies as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and the ineffective portion, if any, is recorded in the statements of operations.
     For a derivative instrument that is designated as a fair value hedge and qualifies for the “shortcut” method, the accounting guidance allows for an assumption of no ineffectiveness. As such, there is no impact on the statements of operations from the change in fair value of the hedging instrument. Instead, the fair value of the instrument is recorded as an asset or liability on the balance sheet with an offsetting adjustment to the carrying value of the related debt.
     For those derivative instruments that are not designated as hedges for accounting purposes, the change in fair value is recorded in the statements of operations in the period of the change (see Note 6).
     Revenues and Promotional Allowances
     The Company recognizes as casino revenues the net win from gaming activities, which is the difference between gaming wins and losses. All other revenues are recognized as the service is provided. The Company’s Boarding Pass player rewards program (the “Program”) allows customers to redeem points earned from their gaming activity at the Company or any Station property for complimentary food, beverage, rooms, entertainment and merchandise. Upon redemption, the retail value of complimentaries under the Program is recorded as revenue with a corresponding offsetting amount included in promotional allowances. The cost associated with complimentary food, beverage, rooms, entertainment and merchandise redeemed under the Program is recorded in casino costs and expenses.
     The Company also records a liability for the estimated cost of the outstanding points under the Program which the Company believes will ultimately be redeemed. The estimated cost of the outstanding points under the Program is calculated based on the total number of points earned but not yet achieving necessary redemption levels, converted to a redemption value times the average cost. The redemption value is estimated based on the average number of points needed to convert to rewards. The average cost is the incremental direct departmental cost for which the points are anticipated to be redeemed. When calculating the average cost the Company uses historical point redemption patterns to determine the redemption distribution between gaming, food, beverage, rooms, entertainment and merchandise as well as potential breakage.
     Income Taxes
     The Company is a limited liability company disregarded as an entity separate from its owner for income tax purposes and as such, is a pass-through entity and is not liable for income tax in the jurisdiction in which the Company operates. As a result, no provision for income taxes has been made in the accompanying financial statements. The direct or indirect owners are responsible for including their respective share of the Company’s taxable income in their income tax returns.

     Restructuring and Other Charges
     Restructuring and other charges are comprised of expenses related to the evaluation of financial and strategic alternatives and include legal, consulting and other professional services associated with the Company’s reorganization efforts prior to the Petition Date, including preparation for the bankruptcy filing.
     Reorganization Items
     Reorganization items are comprised of expenses incurred after the Petition Date including legal and advisory fees in connection with the Restructuring Transaction and the Chapter 11 Case.
     Recently Issued Accounting Standards
     In May 2011, the FASB issued Accounting Standards Update 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”), which is effective for annual reporting periods beginning after December 15, 2011. This guidance amends certain accounting and disclosure requirements related to fair value measurements. The Company is currently evaluating ASU 2011-04 and has not yet determined the impact the adoption will have on its financial statements.
3. Voluntary Reorganization Under Chapter 11 of the Bankruptcy Code
     Bankruptcy Proceedings
     On April 12, 2011, as discussed in Note 1, the Company filed a voluntary petition in the Bankruptcy Court seeking reorganization relief under the provisions of the Bankruptcy Code. The Company continues to operate its business as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. As a debtor-in-possession, the Company is authorized to continue to operate as an ongoing business, but may not engage in transactions outside the ordinary course of business without approval of the Bankruptcy Court after notice and an opportunity for a hearing. As a consequence of the bankruptcy filing, most litigation against the Company has been stayed.
     Under the Bankruptcy Code, certain claims against the Company in existence prior to the filing of the petition for relief under the federal bankruptcy laws are stayed while the Company continues business operations as a debtor-in-possession. Those claims are reflected as liabilities subject to compromise in the accompanying condensed balance sheet as of June 30, 2011. Additional claims (liabilities subject to compromise) may arise subsequent to the Petition Date resulting from rejection of executor contracts, including leases and from the determination by the Bankruptcy Court (or agreed by the parties in interest) of allowed claims for contingencies and other disputed amounts.
     At this time, it is not possible to predict with certainty the effect of the Chapter 11 Case on the Company’s business or various creditors, or when the Plan will be consummated. The Company’s future results depend upon the Company successfully implementing the Plan on a timely basis. In addition to the matters described in Note 1, these matters also raise substantial doubt about the Company’s ability to continue as a going concern.
     Plan of Reorganization
     Pursuant to the Plan upon the Effective Date, (i) 100% of the equity interest in the Company currently held by Parent will be cancelled and cease to be outstanding, (ii) each Lender shall receive, on account, and in full satisfaction, of its claims against the Company arising under the Facility and the Swap Agreement, its pro rata share of (a) 100% of the equity interests in the Company (the “New Aliante Equity”), which will be contributed to ALST Casino Holdco, LLC (“ALST”) in exchange for all of the issued and outstanding membership interests of ALST on the Effective Date (b) 100% of $45.0 million in aggregate principal amount of senior secured term loans of the Company (the “Senior Secured Loans”) under a new senior secured credit facility of the Company and (iii) the Facility and the Swap Agreement will be terminated (clauses (i), (ii) and (iii) referred to herein as the “Restructuring Transactions”) and (iv) each creditor holding an unsecured claim will be paid in full. It is expected that on the Effective Date, ALST will enter into a management contract with an affiliate of New Station to manage the operations of the Company. Upon the Effective Date, the Company will no longer be a wholly-owned subsidiary of Parent.
     Although the Plan was confirmed by the Bankruptcy Court on May 25, 2011, consummation of the Plan is subject to the satisfaction of certain conditions precedent, including, amongst other things, (i) the Bankruptcy Court shall have authorized the assumption and rejection of certain contracts of the Company, (ii) all documents necessary to implement the Restructuring Transactions contemplated by the Plan shall be in form and substance reasonably acceptable to the Company, (iii) all actions necessary to implement the Plan shall have been effected, and (iv) all material consents, actions, documents, certificates and agreements necessary to implement the Plan, including necessary regulatory approvals, including but not limited to necessary approvals of the gaming authorities will have been obtained, effected, executed and delivered to the required parties.
     The Company currently expects that the Effective Date will occur in the fourth quarter of 2011, although the Company cannot assure you that the conditions to consummate the Plan will be satisfied by that date, or at all, or that the Company will be successful in implementing the Restructuring Transactions in the form contemplated by the Plan, or at all. In the event that the Effective Date does not occur, then the Plan shall be null and void in all respects. Until, on and after the Effective Date, the Company shall continue to be managed and operated consistently with the practices in place as of the commencement of the Chapter 11 Case.
     Liabilities Subject to Compromise
     Liabilities subject to compromise are certain of the liabilities of the Company incurred prior to the Petition Date. In accordance with accounting guidance for financial reporting by entities in reorganization under the Bankruptcy Code, liabilities subject to compromise are recorded at the estimated amount that is expected to be allowed as pre-petition claims in the Chapter 11 proceedings and are subject to future adjustments. Adjustments may result from negotiations, actions of the Bankruptcy Court, further developments with respect to disputed claims, rejection of executor contracts and unexpired leases, proofs of claim, implementation of the Plan or other events.
     Liabilities subject to compromise consist of the following (amounts in thousands):

June 30, 2011
(unaudited)
Construction Loan (Note 5)	$359,628
Interest rate swap (Note 6)	15,665
Accrued interest (Note 5 and 6)	57,178
Due to affiliates (Note 4)	5,283

Total liabilities subject to compromise	$437,754

     Reorganization Items
     Reorganization items for the six months ended June 30, 2011, were approximately $1.8 million which represents professional fees incurred after the Petition Date. Professional fees include financial, tax, legal, real estate and valuation services, among other items, that are directly associated with the Chapter 11 Case. Cash payments pertaining to these reorganization items amounted to approximately $0.7 million for the six months ended June 30, 2011.
4. Due to Affiliates
     Station provides various shared services to the Company such as purchasing, human resources, advertising and information technology and allocates the costs of the shared services to the Company. Expenses related to these shared services totaled approximately $1.8 million and $1.9 million for the six months ended June 30, 2011 and 2010, respectively. The Company also occasionally buys and sells slot machines and other equipment at net book value from Station. In addition, prior to obtaining financing related to the development of the hotel/casino, the Parent paid various costs including items such as legal fees and design costs. As a result of the Chapter 11 Case, approximately $5.3 million of amounts payable to affiliates have been classified as liabilities subject to compromise in the accompanying condensed balance sheet at June 30, 2011. At December 31, 2010, amounts payable to affiliates totaled approximately $4.0 million.

5. Long-term Debt
     Long-term debt consists of the following (amounts in thousands):

	June 30, 2011	December 31, 2010
	(unaudited)
Construction Loan, due October 5, 2012, interest at a margin above the Alternate Base Rate or LIBOR plus the interest rate margin (7.25% and 7.25% at June 30, 2011 and December 31, 2010, respectively)(a)	$359,628	$359,628
Equipment financing, payable in 72 monthly installments including interest at a fixed rate of 5.9%	3,888	4,248
Special Improvement District assessment, payable in 32 semi-annual installments including interest at a fixed rate of 5.8%	987	1,017

Total long-term debt	364,503	364,893
Less amounts subject to compromise	(359,628)	—
Less current portion of long-term debt	(814)	(360,440)

Total long-term debt, net	$4,061	$4,453

(a)	Interest rates at June 30, 2011 and December 31, 2010 include an additional 2.0% default rate.
     In October 2007, the Company completed a $430.0 million credit facility with a group of banks which is secured by substantially all of the assets of the Company, and provides for borrowings at a margin above the LIBOR rate of up to 325 basis points. The Facility is comprised of a $20.0 million revolving credit facility and a $410.0 million construction loan facility (the “Construction Loan”). On July 25, 2008, a member of the bank group was closed by the Office of the Comptroller of the Currency and the FDIC was named receiver. As a result, the available borrowings under the Revolver and Construction loan were reduced to $18.4 million and $391.1 million, respectively, which reflected the failed banks unfunded portion. The Facility required initial equity contributions from each partner of $105.0 million prior to utilization of the Facility and equity contributions for a completion guaranty, if necessary, for project costs that exceed $618.0 million exclusive of land acquisition costs and financing costs. The completion guaranty was a joint and several obligation of Old Station and G.C. Investments, LLC, an affiliate of G.C. Aliante, LLC and was completed in June of 2009. Proceeds from the Construction Loan were used to finance the construction and development costs associated with the development of the hotel/casino. Borrowings under the Facility bear interest at a margin above the Alternate Base Rate or the Eurodollar Rate (each as defined in the Facility), as selected by the Company. The Facility contains certain financial and other covenants, including maintenance of certain Fixed Charge Ratios and Leverage Ratios, as defined in the credit agreement. The construction loan was terminated during 2009, and the revolver was terminated in August 2010 as a result of the existence of several events of default, including but not limited to, noncompliance with the covenants. The Company has not made any interest payments due on the Facility since April 14, 2009 and continued to accrue the unpaid interest including the default rate through the Petition Date. In addition, in accordance with the terms of the Facility, the Company accrued interest on the unpaid interest at the default rate. As of the Petition Date, the Company had failed to make interest payments on the Facility totaling $53.5 million and are classified as liabilities subject to compromise in the accompanying condensed balance sheet at June 30, 2011.
     In February 2010, in anticipation of the expiration of a $3.0 million letter of credit the Company had in place to secure claims related to the construction of the property, the carrier of the Company’s insurance program drew the full amount of the letter of credit to hold as collateral. The letter of credit was issued under the Facility. This drawdown increased the principal balance outstanding under the Facility and the Company recorded an equal increase in noncurrent assets representing the collateral held by the insurance carrier.
     As a result of the Company’s defaults on its Facility and interest rate swaps, and in connection with the doubt about the Company’s ability to continue as a going concern as discussed in Note 1, the outstanding indebtedness related to the Facility and the termination settlement liability related to the interest rate swaps entered into to hedge the Facility have been classified as current in the Company’s balance sheet at December 31, 2010. As a result of the bankruptcy filing discussed in Note 1, claims against the Company, including those related to the Facility, have been stayed and are classified as liabilities subject to compromise in the accompanying condensed balance sheet at June 30, 2011.

     In addition to the initial equity contributions and the Facility, the Company entered into an equipment financing arrangement in the fourth quarter of 2008 in the amount of $5.6 million at an interest rate of 5.9%, terminating in November 2014. The agreement calls for monthly payments beginning December 1, 2008, of approximately $80,000 with a residual payment of $1.1 million to be paid in the final month.
6. Derivative Instruments
     The Company’s objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses interest rate swaps as part of its cash flow hedging strategy. Interest rate swaps utilized as cash flow hedges involve the receipt of variable-rate payments in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. The Company does not use derivative financial instruments for trading or speculative purposes.
     During the year ended December 31, 2009 the Company early terminated two floating-to-fixed interest rate swaps with a notional amount of $274.0 million. In accordance with the terms of the arrangement, the Company accrued interest on the unpaid termination settlement amount and the accrued unpaid interest as of the termination date at the rate of 1-month LIBOR plus 1% through the Petition Date. As a result of the bankruptcy filing discussed in Note 1, claims against the Company, including those related to the interest rate swaps, have been stayed and are classified as liabilities subject to compromise at the termination value which represents the expected amount of the allowed claim in the accompanying condensed balance sheet at June 30, 2011.
7. Management Fees
     Prior to June 17, 2011, Aliante Station was the managing member of the Company and, subject to certain limitations set forth in the credit documentation governing the Facility, was generally entitled to receive a management fee for its services of 2% of the Company’s gross revenues (as defined in the Aliante Gaming, LLC Amended and Restated operating agreement) and approximately 5% of the earnings before interest, taxes, depreciation and amortization (“EBITDA”). As a result of the occurrence of certain events of default under the Facility and certain other developments, the credit documentation governing the Facility did not permit the Company to pay any management fees to Aliante Station, however the Company continued to accrue the management fee expense.
     In connection with Old Station’s emergence from bankruptcy, New Station and the Company entered into a Transition Service Agreement (the “TSA”) on June 17, 2011, whereby New Station would provide the management services previously provided by Aliante Station for an initial period of six months with two options to extend for an additional three months. The Company or New Station may terminate the TSA at any time on ten days notice. New Station is entitled to a management fee equal to the lesser of the management fee as would have been calculated to Aliante Station, as noted above, or the sum of (i) a monthly base management fee equal to one percent of the gross revenues from Aliante Gaming and (ii) an annual incentive management fee payable quarterly equal to seven-and-one-half percent of positive EBITDA up to and including $7,500,000 and ten percent of EBITDA in excess of $7,500,000. Management fees incurred by the Company totaled approximately $1.0 million and $0.9 million for the six months ended June 30, 2011 and 2010, respectively.
8. Commitments and Contingencies
     Legal Matters
     The Company is a litigant in legal matters arising in the normal course of business. In the opinion of management, all pending legal matters are either adequately covered by insurance or, if not insured, will not have a material adverse effect on the financial position or the results of operations of the Company.

9. Subsequent Events
     Management has evaluated all activity of the Company and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
     The following unaudited pro forma condensed consolidated financial statements are presented to give effect to the consummation of the Plan and the implementation of the Restructuring Transactions. The unaudited pro forma condensed consolidated balance sheet and statements of operations have been derived from Aliante Gaming, LLC’s (“Aliante Gaming” or “Predecessor”) financial statements included elsewhere in this Registration Statement. Preparation of the unaudited pro forma condensed consolidated financial statements is based on estimates and assumptions deemed appropriate by the Company’s management which are set forth in the following notes.
     The unaudited pro forma condensed consolidated balance sheet as of June 30, 2011 is presented as if the implementation of the Plan and the Restructuring Transactions had occurred on June 30, 2011. The unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2011 and the fiscal year ended December 31, 2010 have been prepared as if the implementation of the Plan and the Restructuring Transactions had occurred on January 1, 2011 and 2010, respectively.
     The pro forma information is unaudited and is not necessarily indicative of the results that actually would have occurred if the above transactions had been consummated as of the dates indicated, nor does it purport to represent the financial position and results of operations for future periods. The pro forma adjustments are based upon currently available information and upon certain assumptions that the Company believes are reasonable. All costs and expenses not directly affected by the Restructuring Transactions, including impairment charges of $466.5 million for the year ended December 31, 2010, have not been removed in the pro forma adjustments. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with “Item 2. Financial Information—Selected Financial Data”, “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and “Item 15. Financial Statements and Exhibits” included in this Registration Statement.

ALST Casino Holdco, LLC
Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of June 30, 2011
(in thousands)

				Pro Forma
	Predecessor			Successor
	June 30,	Pro Forma		June 30,
	2011	Adjustments		2011
ASSETS
Current assets:
Cash and cash equivalents	$10,772	$(2,000	) (a)	$8,772
Restricted cash	159	—		159
Receivables, net	1,307	417	(b)	1,724
Due from affiliates, net	417	(417	) (b)	—
Inventories	610	—		610
Prepaid expenses	2,777	—		2,777

Total current assets	16,042	(2,000)		14,042
Property and equipment, net	88,333	(29,700	) (c)	58,633
Intangible assets, net	—	2,640	(c)	2,640
Other assets, net	6,341	—		6,341

Total assets	$110,716	$(29,060)		$81,656

LIABILITIES AND MEMBERS’ (DEFICIT) CAPITAL
Current liabilities:
Current portion of long-term debt	$814	$—		$814
Accounts payable	1,147	—		1,147
Accrued payroll and related	2,103	—		2,103
Accrued expenses and other current liabilities	3,406	—		3,406

Total current liabilities	7,470	—		7,470
Long-term debt, less current portion	4,061	45,000	(d)	49,061

Total liabilities not subject to compromise	11,531	45,000		56,531
Liabilites subject to compromise	437,754	(437,754	) (e)	—

Total liabilities	449,285	(392,754)		56,531

Members’ (deficit) capital:
Members’ deficit (predecessor)	(338,569)	338,569	(f)	—
Members’ capital (successor)	—	25,125	(g)	25,125

Total members’ (deficit) capital	(338,569)	363,694		25,125

Total liabilities and members’ (deficit) capital	$110,716	$(29,060)		$81,656

ALST Casino Holdco, LLC
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Six Months Ended June 30, 2011
(in thousands)

				Pro Forma
	Predecessor			Successor
	Six Months			Six Months
	Ended June 30,	Pro Forma		Ended June 30,
	2011	Adjustments		2011
Operating revenues:
Casino	$25,821	$—		$25,821
Food and beverage	6,605	—		6,605
Room	3,046	—		3,046
Other	1,603	—		1,603

Gross revenues	37,075	—		37,075
Promotional allowances	(2,730)	—		(2,730)

Net revenues	34,345	—		34,345

Operating costs and expenses:
Casino	11,868	—		11,868
Food and beverage	5,244	—		5,244
Room	1,004	—		1,004
Other	300	—		300
Selling, general and administrative	10,772	—		10,772
Depreciation and amortization	2,241	(970	) (c)	1,271
Management fees	999	(269	) (h)	730
Restructuring and other charges	2,550	—		2,550

	34,978	(1,239)		33,739

Operating (loss) income	(633)	1,239		606
Interest expense, net	(8,399)	6,788	(i)	(1,611)

Loss before reorganization items	(9,032)	8,027		(1,005)
Reorganization items, net	(1,792)	—		(1,792)

Net loss	$(10,824)	$8,027		$(2,797)

ALST Casino Holdco, LLC
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2010
(in thousands)

				Pro Forma
	Predecessor			Successor
	Year Ended			Year Ended
	December 31,	Pro Forma		December 31,
	2010	Adjustments		2010
Operating revenues:
Casino	$49,378	$—		$49,378
Food and beverage	12,609	—		12,609
Room	5,575	—		5,575
Other	3,241	—		3,241

Gross revenues	70,803	—		70,803
Promotional allowances	(5,517)	—		(5,517)

Net revenues	65,286	—		65,286

Operating costs and expenses:
Casino	23,669	—		23,669
Food and beverage	8,850	—		8,850
Room	1,944	—		1,944
Other	560	—		560
Selling, general and administrative	21,987	—		21,987
Depreciation and amortization	27,873	(25,335	) (c)	2,538
Management fees	1,853	(594	) (h)	1,259
Preopening expenses	116	—		116
Impairment loss	466,500	—		466,500
Lease termination	98	—		98
Loss on disposal	8	—		8
Restructuring and other charges	9,987	—		9,987

	563,445	(25,929)		537,516

Operating loss	(498,159)	25,929		(472,230)
Interest expense, net	(30,332)	27,112	(i)	(3,220)

Net loss	$(528,491)	$53,041		$(475,450)

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
1. Organization and Background
     Organization
     ALST Casino Holdco, LLC (the “Company,” “we”, “us”, “our” or “Successor”) is a Delaware limited liability company that was formed on May 11, 2011 to acquire substantially all of the equity interests of Aliante Gaming, LLC (“Aliante Gaming” or “Predecessor”) pursuant to its joint plan of reorganization under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”).
     To date, we have conducted no business and have no material assets or liabilities. We expect the reorganization of Aliante Gaming to be completed sometime during the fourth quarter of 2011, after which time, we will directly own all of the equity interests of Aliante Gaming in consideration for the issuance of (i) all of our membership interests (“Common Units”) to the lenders holding claims prior to Aliante Gaming’s reorganization arising from indebtedness owed under that certain credit agreement dated as of October 5, 2007 among Aliante Gaming, as borrower, and the lenders thereto, and (ii) a guarantee of a new senior secured credit facility (the “Senior Secured Credit Facility”) of Aliante Gaming.
     Chapter 11 Reorganization
     Aliante Gaming is a Nevada limited liability company formed in 2005 which owns and operates Aliante Station Casino + Hotel located in North Las Vegas, Nevada (the “Casino”), a full-service casino and hotel offering high quality accommodations, gaming, dining, entertainment, retail and other resort amenities. The Casino commenced operations on November 11, 2008. Aliante Gaming is a wholly-owned subsidiary of Aliante Holding, LLC (“Aliante Holding”) which is a 50/50 joint venture partnership between Aliante Station, LLC (“Aliante Station”), a wholly-owned subsidiary of Station Casinos, Inc. (“Old Station”) and G.C. Aliante, LLC, an affiliate of the Greenspun Corporation. Prior to June 17, 2011, Aliante Station was the managing member of Aliante Gaming.
     As a result of recent macroeconomic conditions, including the ongoing downturn in the Las Vegas area and a continuation of low consumer confidence levels, Aliante Gaming experienced lower than expected operating results. Aliante Gaming failed to (i) remain in compliance with certain financial maintenance covenants set forth in its $430.0 million credit facility (the “Existing Facility”) and (ii) make any scheduled principal or interest payments under the Existing Facility since April 2009. On April 12, 2011 (the “Petition Date”), Aliante Gaming, together with Aliante Holding and Aliante Station, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code (the “Chapter 11 Case”), in the Bankruptcy Court to preserve their assets and the value of their estates. The Chapter 11 Case is jointly administered with certain subsidiaries of Old Station and Green Valley Ranch Gaming, LLC under the lead case In re Station Casinos, Inc., et. al. originally filed on July 28, 2009 (Jointly Administered Case No. 09-52477) (the “Station Cases”). Old Station emerged from Chapter 11 on June 17, 2011 as Station Casinos LLC (“New Station”, and collectively with Old Station, “Station”). In connection with Old Station’s emergence from bankruptcy, New Station and the Company entered into a Transition Service Agreement (the “TSA”) on June 17, 2011, whereby New Station would provide the management services previously provided by Aliante Station for an initial period of six month with two options to extend for an additional three months. The Company or New Station may terminate the TSA at any time on ten days notice.
     On May 20, 2011, Aliante Gaming, Aliante Holding, Aliante Station and certain other affiliates of Old Station filed with the Bankruptcy Court an amended joint plan of reorganization resulting from negotiations with its lenders (the “Lenders”) under Aliante Gaming’s Existing Facility and its International Swaps and Derivatives Association master agreement (the “Swap Agreement”). On May 25, 2011 (the “Confirmation Date”), the Bankruptcy Court issued an Order Confirming Debtors’ First Amended Joint Plan of Reorganization (the “Order”), confirming the amended joint plan of reorganization, as modified by the Findings of Fact and Conclusions of Law in Support of Order Confirming Debtors’ First Amended Joint Plan of Reorganization (the “Findings of Fact”) entered contemporaneously with the Order (the amended joint plan of reorganization as modified by the Findings of Fact, the “Plan”). The Plan will become effective following the satisfaction or waiver of certain conditions set forth in the Plan (the “Effective Date”), which are described below. Under the Plan, upon the Effective Date, Aliante Gaming and the Lenders agree to enter into a series of restructuring transactions pursuant to which the Lenders would receive new equity and new debt of Aliante Gaming, as reorganized as of the Effective Date pursuant to the Plan.
     Upon the Effective Date, (i) 100% of the equity interest in Aliante Gaming currently held by Aliante Holding will be cancelled and cease to be outstanding, (ii) each Lender shall receive, on account, and in full satisfaction, of its claims against Aliante Gaming arising under the Existing Facility and the Swap Agreement, its pro rata share of (a) 100% of the equity interests in Aliante Gaming (the “New Aliante Equity”), which will be contributed to the Company in exchange for all of our issued and outstanding Common Units on the Effective Date and (b) 100% of $45.0 million in aggregate principal amount of senior secured term loans of Aliante Gaming (the “Senior Secured Loans”) under the Senior Secured Credit Facility and (iii) the Existing Facility and the Swap Agreement will be terminated (clauses (i), (ii) and (iii) referred to herein as the “Restructuring Transactions”) and (iv) each creditor holding an unsecured claim will be paid in full. It is expected that on the Effective Date, the Company will enter into a management contract with an affiliate of New Station to manage the operations of Aliante Gaming (the “Management Agreement”). Upon the Effective Date, Aliante Gaming will no longer be a wholly-owned subsidiary of Aliante Holding.

     Following the Restructuring Transactions, we will hold all of the outstanding equity interests in Aliante Gaming making Aliante Gaming a wholly-owned subsidiary of the Company. The Lenders will be issued Common Units in exchange for their contribution of New Aliante Equity to the Company. At the time of issuance, the Lenders will enter into an amended and restated limited liability company agreement (the “Operating Agreement”) which will govern our management and operations, as well as dispositions of our Common Units. The Lenders who will be holders of greater than 10% of our Common Units following the Restructuring Transactions will be required to be registered and found suitable under applicable gaming law. We anticipate that following the Restructuring Transactions there will be three registered holders of our Common Units.
     Although the Plan was confirmed by the Bankruptcy Court, consummation of the Plan is subject to the satisfaction of certain conditions precedent, including, amongst other things, (i) the Bankruptcy Court shall have authorized the assumption and rejection of certain contracts of Aliante Gaming, (ii) all documents necessary to implement the Restructuring Transactions contemplated by the Plan, including but not limited to the Operating Agreement to be entered into upon emergence from bankruptcy and the Senior Secured Credit Facility, shall be in form and substance reasonably acceptable to Aliante Gaming, (iii) all actions necessary to implement the Plan shall have been effected, and (iv) all material consents, actions, documents, certificates and agreements necessary to implement the Plan, including necessary regulatory approvals, including but not limited to necessary approvals of the Gaming Authorities (as defined herein), will have been obtained, effected, executed and delivered to the required parties (the date upon which the actions described in clauses (i) through (iv) are completed is referred to herein as the “Effective Date”). Applications of the Company, as well as certain equity holders of the Company and their principals, have been filed with the gaming authorities in Nevada. In addition, the individuals proposed as officers and managers of the Company that are required to be licensed have submitted applications for such licenses.
     The Company currently expects that the Effective Date will occur in the fourth quarter of 2011, although the Company cannot assure you that the conditions to consummate the Plan will be satisfied by that date, or at all, or that Aliante Gaming will be successful in implementing the Restructuring Transactions in the form contemplated by the Plan, or at all. In the event that the Effective Date does not occur, then the Plan shall be null and void in all respects with respect to Aliante Gaming. Until, on and after the Effective Date, Aliante Gaming shall continue to be managed and operated consistently with the practices in place as of the commencement of the Chapter 11 Case.
2. Basis of Presentation
     In accordance with Accounting Standards Codification (“ASC”) Topic 852, Reorganizations, the Company will be required to adopt fresh-start reporting upon the Effective Date. The Company will be required to apply the provisions of fresh-start reporting to its financial statements because (i) the reorganization value of the assets of the emerging entity immediately before the date of confirmation will be less than the total of all post-petition liabilities and allowed claims and (ii) the holders of the existing voting shares of Aliante Gaming immediately before confirmation will receive less than 50% of the voting shares of the emerging entity. Under fresh-start reporting, a new reporting entity is deemed created and, generally, all assets and liabilities are revalued to their fair values.
     Fresh-start reporting generally requires resetting the historical net book value of assets and liabilities to fair value by allocating the entity’s reorganization value to its assets and liabilities pursuant to accounting guidance related to business combinations as of the Effective Date. A fair value assessment of Aliante Gaming’s assets and liabilities is currently in process and will result in amounts different from those reported on the accompanying unaudited pro forma condensed consolidated balance sheet. A valuation of these assets and liabilities is currently being performed by management and upon the Effective Date and completion of the valuation, a final allocation will be determined. The determination of the fair value of assets and liabilities is subject to significant estimation and assumptions and there can be no assurance that the estimates, assumptions and values reflected in the valuations will be realized and actual results could vary materially.
     As the Plan did not provide for a reorganization value, the Company calculated an enterprise value as part of the valuation of its assets and liabilities. The enterprise value was estimated using various valuation methods, including (i) a calculation of the present value of the future cash flows of the Company based on its financial projections; and (ii) a comparison of the Company and its projected performance to the market values of comparable companies. Based on this analysis, the Company concluded that the enterprise value of approximately $75.0 million represents an approximate reorganization value of Aliante Gaming for purposes of preparing the accompanying unaudited pro forma condensed consolidated financial statements. The reorganization value does not necessarily reflect the price that would be paid for these assets in a transaction involving a willing seller and buyer, with each party possessing full information regarding the Company and with neither party being under any compulsion to buy or sell.

     Based on the reorganization value of $75.0 million, the Company’s preliminary allocation of the fair value of the assets and liabilities is as follows (in thousands):

Current assets	$14,042
Property and equipment	58,633
Intangible assets	2,640
Other noncurrent assets	6,341
Current liabilities less current portion of long-term debt	(6,656)

Fair value of assets and liabilities upon emergence	$75,000

3. Pro Forma Adjustments

(a)	—	Reflects fees to be paid upon consummation of the Restructuring Transactions.

(b)	—	Reflects the reclassification of receivables from affiliates of the Predecessor which will not be affiliates of the Company upon completion of the Restructuring Transactions.

(c)	—	Reflects pro forma adjustments to property and equipment and intangible assets as a result of the preliminary estimated fair values in connection with fresh-start reporting. The following table sets forth the estimated fair values of property and equipment and intangible assets and the aggregate pro forma adjustments based on the Company’s preliminary valuation (in thousands, except average remaining useful lives):

					Six
				Average	Months	Year
	Historical			Remaining	Ended	Ended
	Net Book	Pro Forma	Estimated	Useful	June	December 31,
	Value	Adjustment	Fair Value	Life	30, 2011	2010
	(years)
Property and equipment:
Land	$8,296	$(2,096)	$6,200	—	$—	$—
Building	71,860	(27,803)	44,057	45	490	979
Land improvements	—	489	489	15	17	33
Furniture, fixtures and equipment	8,165	(290)	7,875	6	657	1,313
Construction-in- progress	12	—	12	—	—	—

Total property and equipment	$88,333	$(29,700)	$58,633		1,164	2,325

Intangible assets:
Trademark	$—	$1,200	$1,200	15	40	80
Customer relationships	—	1,400	1,400	15	47	93
Other	—	40	40	1	20	40

Total intangible assets	$—	$2,640	$2,640		107	213

Pro forma depreciation and amortization expense					1,271	2,538

Less historical depreciation and amortization expense					(2,241)	(27,873)

Pro forma adjustment to depreciation and amortization expense					$(970)	$(25,335)

(d)	—	Reflects the Company entering into the Senior Secured Credit Facility as a result of the Plan.

(e)	—	Reflects the discharge of the Predecessor’s liabilities subject to compromise in accordance with the Plan.

(f)	—	Reflects the elimination of the Predecessor’s members’ deficit.

(g)—	Reflects the issuance of Common Units in connection with the Plan which is calculated as follows:

Reorganization value	$75,000
Less debt at fair value (including current portion)	(49,875)

Members’ capital	$25,125

(h)—	Reflects the pro forma adjustment to management fees as a result of the Company entering into the Management Agreement with an affiliate of New Station and the elimination of the prior management agreement, calculated as follows (in thousands):

	Six Months	Year Ended
	Ended June 30,	December 31,
	2011	2010
Pro forma base management fee (i)	$371	$708
Pro forma incentive management fee (ii)	359	551

Total pro forma management fees	730	1,259
Less historical management fee	(999)	(1,853)

Pro forma management fees adjustment	$(269)	$(594)

(i)	Pursuant to the terms of the Management Agreement, the Company will pay New Station a monthly base management fee equal to one percent of the gross revenues from Aliante Gaming.

(ii)	Pursuant to the terms of the Management Agreement, the Company will pay New Station an annual incentive management fee payable quarterly equal to seven-and-one-half percent of positive earnings before interest, taxes, depreciation and amortization (“EBITDA”), as defined in the Management Agreement, up to and including $7,500,000 and ten percent of EBITDA in excess of $7,500,000. For the six months ended June 30, 2011 and the year ended December 31, 2010, EBITDA, as defined in the Management Agreement and subject to the incentive management fee was approximately $4.8 million and $7.3 million, respectively.

(i)—	Reflects pro forma adjustments to interest expense as a result of the Company entering into the Senior Secured Credit Facility and the elimination of historical interest expense related to the Predecessor’s Existing Facility in connection with the Plan, calculated as follows (in thousands):

	Six Months	Year Ended
	Ended June 30,	December 31,
	2011	2010
Interest on Senior Secured Credit Facility at 6% (i)	$(1,350)	$(2,700)
Interest on assumed debt of the Predecessor	(223)	(445)
Amortization of debt issuance costs	(38)	(75)

Total pro forma interest expense	(1,611)	(3,220)
Less historical interest expense	8,399	30,332

Pro forma interest expense adjustment	$6,788	$27,112

(i)	Pursuant to the Senior Secured Credit Facility, Aliante Gaming may elect the Senior Secured Loans bear interest at the rate of either (a) 6% per annum, as calculated above, payable in cash or (b) 10% per annum, which interest will be added to the principal amount of the Senior Secured Loans quarterly in arrears and subsequently treated as principal of the Senior Secured Loans. If Aliante Gaming were to elect the Senior Secured Loans to bear interest at 10%, interest on the Senior Secured Credit Facility would be approximately $2.3 million and $4.7 million for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively.